     CIT BUSINESS CREDIT CANADA INC.
as Administrative Agent and Collateral Agent

and

CIT BUSINESS CREDIT CANADA INC.

and

ANY OTHER PARTY WHICH MAY FROM TIME TO TIME BECOME
LENDER(S) HEREUNDER
as Lenders

and

TEMBEC INDUSTRIES INC.
SPRUCE FALLS INC. (TO BE RENAMED TEMBEC ENTERPRISES INC.)
as Borrowers

AMENDED AND RESTATED FINANCING AGREEMENT Dated as of December 28, 2006

5183878 v13

TABLE OF CONTENTS

Section	1	Definitions	1
Section	2	Conditions Precedent	29
Section	3	Revolving Loans	35
Section	4	BA EQUIVALENT LOANS	44
Section	5	Letters of Credit	44
Section	6	Collateral	46
Section	7	Representations, Warranties and Covenants	47
Section	8	Interest, Fees and Expenses	69
Section	9	LIBOR Loans	74
Section	10	Powers	78
Section	11	Events of Default and Remedies	78
Section	12	Termination	83
Section	13	Miscellaneous	84
Section	14	Agreement between the Lenders	87
Section	15	Assignments	89
Section	16	Agency	90

ADDENDA and SCHEDULES
EXHIBIT “A“		Form of Assignment and Transfer Agreement
EXHIBIT “B“		Form of Borrowing Base Certificate for Tembec Industries Inc.
EXHIBIT “B“		Form of Borrowing Base Certificate for Spruce Falls Inc.
EXHIBIT “C”		Form of Notice of Borrowing
EXHIBIT “D”		Form of Officer’s Certificate
SCHEDULE “A”		Lenders’ Commitment
SCHEDULE “B”		Restricted Subsidiaries
SCHEDULE 2.1(c)		Permitted Liens
SCHEDULE 7.1(h)		Litigation
SCHEDULE 7.1(o)		Collateral Information
SCHEDULE 7.1(s)		Material Agreements
SCHEDULE 7.1(t)		Ownership Interest
SCHEDULE 7.1(v)		Collective Bargaining Agreements
SCHEDULE 7.1(w)		Pension and Benefit Plans
SCHEDULE 7.1(z)		Leases

5183878 v13

     This AMENDED AND RESTATED FINANCING AGREEMENT dated as of December 28, 2006 among CIT BUSINESS CREDIT CANADA INC. as administrative agent and collateral agent, CIT BUSINESS CREDIT CANADA INC., and any other party which may become a lender from time to time pursuant to this Agreement, as lenders, and TEMBEC INDUSTRIES INC. and SPRUCE FALLS INC. (TO BE RENAMED TEMBEC ENTERPRISES INC.), as borrowers.

RECITALS:

(a)	Pursuant to a financing agreement dated March 24, 2005 (the “Original Financing Agreement”), CIT, as administrative agent, collateral agent and a lender, made available a secured revolving credit facility in a principal amount not exceeding $150,000,000 or the equivalent in U.S. Dollars, to Tembec Industries;

(b)	Pursuant to assignment and transfer agreements, each of GMAC Commercial Finance Corporation Canada and LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch became a lender under the Original Financing Agreement;

(c)	Tembec Industries has requested and the Lenders (as defined herein) have agreed to add Spruce Falls as a Borrower under the revolving credit facility and to increase the Revolving Line of Credit to $250,000,000;

(d)	The Borrowers, the Agent and the Lenders have agreed to amend and restate the Original Financing Agreement in accordance with the terms and conditions set forth herein; and

(e)	Each of the Agent, the Lenders and the Borrowers acknowledges and agrees that immediately upon this Agreement becoming effective, the Accommodations outstanding under the Original Financing Agreement owing by Tembec Industries shall continue to be outstanding under this Agreement as outstanding Accommodations owing by Tembec Industries and governed by the provisions of this Agreement, without any novation whatsoever.

SECTION 1 DEFINITIONS

            In this Agreement, the following terms have the following meanings:

“Accommodation” means (i) any advance made by way of a Prime Rate Loan, a US Base Rate Loan or a LIBOR Loan; (ii) any BA Equivalent Loan created; (iii) any Letter of Credit issued; and (iv) any advance or extension of credit under any Sundry Credit Facility.

5183878 v13

“Accounts” means, with respect to any Credit Party, any and all of such Credit Party’s now existing and future: (a) accounts (as defined in the PPSA), and any and all other receivables, including, without limitation, all accounts created by, or arising from, such Credit Party’s sales, leases, rentals of goods or renditions of services to its customers, including, but not limited to, those accounts arising under such Credit Party’s trade names or styles, or through any of such Credit Party’s divisions; (b) indemnification rights and tax refunds; (c) reserves and credit balances arising in connection with or pursuant hereto; (d) guarantees, supporting obligations, payment intangibles and letter of credit rights given to such Credit Party on behalf of a customer of such Credit Party in support of any “Accounts”; (e) insurance policies or rights relating to any of the foregoing; (f) all rights to payment, including, without limitation, those arising in connection with bank and non-bank credit cards; (g) notes, deposits or property of account debtors securing the obligations of any such account debtors to such Credit Party; (h) cash and non-cash proceeds (as defined in the PPSA) of any and all of the foregoing; (i) all monies and claims for monies now or hereafter due and payable in connection with any and all of the foregoing; and (j) any and all instruments, documents and chattel paper (including electronic chattel paper) in connection with any and all of the foregoing.

“Activating Event” shall have the meaning set forth in Section 3.4(c) of this Agreement.

“Activating Notice” shall have the meaning set forth in Section 3.4(c) of this Agreement.

“Administrative Management Fee” means the administration management fee which shall be paid to the Agent in accordance with the Agency Arrangement Letter.

“Affiliate” means, with respect to any Person, (a) each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, 10% or more of the Shares having ordinary voting power in the election of directors of such Person, (b) each Person that controls, is controlled by or is under common control with such Person, and (c) any Person who is an officer, director, joint venturer or partner of such Person or any Person described in (a) and (b) above. For the purposes of this definition, “control” of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise; provided, however, that with respect to any Credit Party, the term “Affiliate” shall specifically exclude the Agent and each Lender.

“Agent” means CIT as the administrative agent and collateral agent for the Lenders under this Agreement and the other Loan Documents, together with any of its successors and assigns.

5183878 v13

“Agency Arrangement Letter” means the Agency Arrangement Letter dated as of December 28, 2006 issued by the Agent to, and accepted by, the Borrowers.

“Agreement” means this amended and restated financing agreement among the Borrowers, the Agent and the Lenders, as it may at any time and from time to time be further amended, supplemented, modified, restated or amended and restated.

“Assignment and Transfer Agreement” means the Assignment and Transfer Agreement to be executed by the Transferees in the form of Exhibit ““A“ hereto.

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Entity having jurisdiction over such Person, whether or not having the force of law.

“Availability” means the amount by which the lesser of (a) the Combined Borrowing Base, and (b) the Line of Credit exceeds the sum of (i) the outstanding aggregate amount of all Revolving Loans, (ii) the Face Amount of all outstanding BA Equivalent Loans, (iii) the Face Amount of all outstanding Letters of Credit, and (iv) the aggregate amount of the Sundry Credit Facility Exposure.

“Availability Reserve” means, with respect to each Borrower, the sum of (a) (i) 3 months rental payments or similar charges for such Borrower’s leased premises where its Inventory is stored or located or other locations where its Inventory is stored or located which such Borrower does not own and has not delivered to the Agent a landlord’s waiver in form and substance reasonably satisfactory to the Agent, plus (ii) up to 3 months estimated payments plus any other fees or charges which may become payable by such Borrower to any applicable warehousemen or third party processor (as determined by the Agent in its reasonable business judgment), provided that any of the foregoing amounts shall be adjusted from time to time hereafter upon (x) delivery to the Agent of an acceptable form of waiver confirming the Agent’s first priority perfected security interest, subject to Permitted Liens, and unfettered access to such location to take possession of the Collateral of such Borrower, (y) the opening or closing of a Collateral location of such Borrower, and/or (z) any change in the amount of rental, storage or processor payments or similar charges; and (b) all reserves established on account of Prior Claims and any other reserve which the Agent may reasonably require from time to time, including, without limitation, in respect of (i) lease payments or similar charges to ensure unfettered access to the Collateral of such Borrower, (ii) any claim or Lien against any part of the Collateral of such Borrower which may be in priority to the Agent, (iii) any credit memos which have not yet been issued, debit memos or unpaid seller’s 30 day goods rights to repossess goods, (iv) such adjustments on the Inventory value of such Borrower as may be required by the Agent or the Lenders from time to time to reflect an Inventory value of such Borrower at the lower of cost

5183878 v13

or market (without duplication to the calculation of the Tembec Borrowing Base or the Spruce Falls Borrowing Base, as the case may be), (v) any indemnity granted by the Agent or any Lender to any Person in connection with the depository and blocked account arrangements contemplated by the Loan Documents and the Sundry Credit Facilities to which such Borrower is a party, and (vi) all amounts due in respect of any debts, obligations or other payables of such Borrower which are not current in accordance with its usual business practice.

“BA Equivalent Loan” means any loans or advances which have been made pursuant to the Original Financing Agreement or this Agreement made or maintained at a rate of interest based on the BA Rate hereof.

“BA Rate” means for any day and relative to a BA Equivalent Loan having any specified term, the simple average of the annual rates applicable to Canadian Dollar bankers’ acceptances displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuter Monitor Money Rates Service as at approximately 10:00 a.m. (Toronto time) on such day (or, if such day is not a Business Day, as of 10:00 a.m. on the immediately preceding Business Day), provided that if such rates do not appear on the CDOR Page at such time on such date, the rate for such date will be the annual discount rate (rounded upward to the nearest whole Basis Point) as of 10:00 a.m. on such day at which CIBC is then offering to purchase Canadian Dollar bankers’ acceptances accepted by it having such specified term (or a term as closely as possible comparable to such specified term).

“Bank Account” means any deposit, disbursement or collection account maintained by a Credit Party with a bank or other financial institution.

“Basis Point” means one one-hundredth of one percent (0.01%) .

“BIA” means the Bankruptcy and Insolvency Act (Canada) as amended from time to time.

“Blocked Account Agreements” shall have the meaning set forth in Section 3.4(c) of this Agreement.

“Blocked Accounts” shall have the meaning set forth in Section 3.4(c) of this Agreement.

“Books and Records” means books and records of the Credit Parties, including actual and pro forma financial statements, other financial, corporate, operations and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, correspondence, data and information, including all data and information stored on computer-related or other electronic media.

5183878 v13

“Borrowers” means, collectively, Tembec Industries and Spruce Falls and their respective successors and assigns (and individually, a “Borrower”).

“Borrowing Base Certificate” means a certificate of each Borrower setting forth the items included in the Tembec Borrowing Base or the Spruce Falls Borrowing Base, as the case may be, delivered by a designated authorized signing officer of such Borrower in the form attached as Exhibit “B“ to this Agreement.

“Business Day” means any day on which the Agent and the Lenders are open for business in Toronto, Ontario.

“Canadian Benefit Plans” means all material employee benefit plans of any nature or kind whatsoever that are not Canadian Pension Plans and are maintained or contributed to by any Credit Party having employees in Canada.

“Canadian Pension Plans” means each pension, supplementary pension, retirement savings or other retirement income plan or arrangement of any kind, registered or non-registered, established, maintained or contributed to by any Credit Party for its Canadian employees or former Canadian employees, except the Canada Pension Plan and the Quebec Pension Plan that are maintained by the Government of Canada and the Province of Quebec, respectively.

“Canadian Dollars” or “C$”“ means lawful currency of Canada.

“Capital Expenditures” means, for any period, the aggregate expenditures of the Credit Parties during such period on account of, property, plant, equipment or similar fixed assets that, in conformity with GAAP, are required to be reflected in the balance sheet of such Credit Parties.

“Capital Lease” means any lease of property by a Credit Party which, in accordance with GAAP, should be reflected as a capital lease on the balance sheet of the Credit Party.

“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with GAAP. The stated maturity of such obligation shall be the date of the last payment or rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Change of Control” means the occurrence of any of the following events (i) any Person (or any successor to it continuing from any amalgamation, merger or other reorganization) becoming the owner, directly or indirectly, beneficially or of record, of shares representing a majority or more of the aggregate ordinary voting power

5183878 v13

represented by the outstanding share capital of Tembec Inc., or (y) a majority or more of the votes attached to Tembec Inc.’s securities entitled to vote for the election of Tembec Inc.’s board of directors, as applicable, (ii) Tembec Inc. fails to directly or indirectly own, beneficially and of record, 100% of the issued and outstanding Shares of Tembec Industries, (iii) Tembec Industries fails to directly or indirectly own, beneficially and of record, 100% of the issued and outstanding Shares of Spruce Falls, (iv) any sale, lease, exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the property and assets of any Borrower, or (v) the shareholders of Tembec Inc. or any Borrower approve any plan or proposal for the liquidation or dissolution of Tembec Inc. or such Borrower, as applicable.

“Charges” means all federal, provincial, state, county, city, municipal, local, foreign or other governmental withholding obligations, taxes, levies, assessments, charges, liens, claims or encumbrances upon or relating to (a) the Collateral, (b) the Obligations, (c) employees, payroll, income, capital or gross receipts of any Credit Party, (d) any Credit Party’s ownership or use of any properties or other assets, or (e) any other aspect of any Credit Party’s business.

“CIBC” means Canadian Imperial Bank of Commerce, its successors and assigns.

“CIT” means CIT Business Credit Canada Inc., its successors and assigns.

“Closing Date” means the date that this Agreement has been duly executed by the parties hereto and delivered to the Agent and the Lenders, all conditions precedent to the initial Accommodations have been satisfied or waived in accordance with this Agreement and this Agreement has been released from any applicable escrow arrangements.

“Code” means the Internal Revenue Code of the United States of America, as amended from time to time, and any regulations promulgated thereunder.

“COFACE” means Compagnie Francaise d'assurance pour le Commerce Exterieure -Canada Branch.

“Collateral” means any and all present and future Accounts, Inventory and Other Collateral owned by the Credit Parties.

“Combined Borrowing Base” means, as of any date of determination by the Agent, the sum of the Tembec Borrowing Base and the Spruce Falls Borrowing Base.

“Commitment” means each Lender’s commitment in accordance with this Agreement to make Revolving Loans (the “Revolving Credit Commitment”) in the amount of their respective pro rata share as set forth in Schedule “A” to this Agreement (as may be amended, revised or supplemented from time to time) or the

5183878 v13

Assignment and Transfer Agreement executed by each such Lender, in an aggregate amount for all such Lenders of $250,000,000.

“Consolidated Balance Sheet” means a consolidated or compiled, as applicable, balance sheet for Tembec Industries and its consolidated subsidiaries, and prepared in accordance with GAAP.

“Consolidating Balance Sheet” means an internal consolidated balance sheet plus individual unconsolidated balance sheets for Tembec Industries and its consolidated subsidiaries, including an unconsolidated balance sheet for each of Tembec Industries and Spruce Falls exclusively.

“Consolidating Income Statement” means an internal consolidated income statement plus individual unconsolidated income statements for Tembec Industries and its consolidated subsidiaries, including an unconsolidated income statement for each of Tembec Industries and Spruce Falls exclusively.

“Consolidated Statement of Operations” means a consolidated statement of operations for Tembec Industries and its consolidated subsidiaries prepared in accordance with GAAP.

“Copyrights” means, with respect to a Person, all present and hereafter acquired copyrights, copyright registrations, recordings, applications, designs, styles, licences, marks, prints and labels bearing any of the foregoing, goodwill, any and all general intangibles, intellectual property and rights pertaining thereto, and all cash and non-cash proceeds thereof.

“CRA” mean the Canada Revenue Agency.

“Credit Parties” means the Borrowers, the Guarantors and the Restricted Subsidiaries.

“Cross Guarantees” shall have the meaning set forth in Section 6.1.

“Debt” means (without duplication) with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or assets or businesses, (iii) every reimbursement obligation of such person with respect to letters of credit, bankers’ acceptances, BA Equivalent Loans or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination, (vii) every obligation to pay rent or other similar payment amounts of such Person with respect

5183878 v13

to any Sale and Leaseback Transaction to which such Person is a party, and (viii) every obligation of the type referred to in clauses (i) through (vii) of another Person and all dividends of another Person the payment of which, in each case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Debt Guarantor or otherwise.

“Debt Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing any Debt of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, (iii) protect the beneficiary of such arrangement from loss (other than product warranties given in the ordinary course of business), (iv) indemnify the owner of such primary obligation against loss in respect thereof, or (v) to maintain working capital, equity capital or other financial statement condition or liquidity or solvency or any balance sheet condition of the primary obligor so as to enable the primary obligor to pay such Debt (and “Guaranteed”, “Guaranteeing” and “Debt Guarantor” shall have meanings correlative to the foregoing); provided, however, that the Debt Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

“Default” means any event that with the passage of time or notice or both, would, unless cured or waived, become an Event of Default.

“Default Rate of Interest” means, with respect to any Obligation outstanding hereunder or under any Loan Document, a rate of interest per annum (both before and after default and judgement), equal to (i) in the case of such Obligations payable in Canadian Dollars, the sum of (a) XXX per annum, (b) the applicable increment over the Prime Rate as set forth in Section 8.1(b), and (c) the Prime Rate; and (ii) in the case of such Obligations payable in US Dollars, the sum of (a) XXX per annum, (b) the applicable increment over the US Base Rate as set forth in Section 8.1(c), and (c) the US Base Rate.

“Designs” with respect to any Person, means all present and hereafter acquired (a) industrial designs, design patents and other designs now owned or existing or hereafter adopted or acquired, all registrations and recordings thereof and all applications in connection therewith, including all registrations, recordings and applications in the Canadian Industrial Designs Office or any similar office in any country and all records thereof, and (b) reissues, extensions or renewals thereof.

“Documents of Title” means all present and future documents of title (as defined in the PPSA), and any and all warehouse receipts, bills of lading, shipping documents,

5183878 v13

chattel paper, instruments and similar documents, all whether negotiable or not and all goods and Inventory relating thereto and all cash and non-cash proceeds of the foregoing.

“Early Termination Date” means the date on which either or both of the Borrowers terminate this Agreement prior to the then applicable Maturity Date.

“EBITDA” means, for any period, the consolidated “ebitda” of Tembec Industries determined as sales, less (a) freight and sales deductions, (b) countervailing and antidumping duties, (c) cost of sales, and (d) selling, general and administrative expenses, calculated by reference to the amounts set forth on the corresponding line items to each of the foregoing as set forth in the audited Consolidated Statement of Operations of Tembec Industries for the period ended September 30, 2006, plus the amount of the proceeds received from the sale by the Borrowers to Export Development Corporation of rebates of anti-dumping and countervailing duties refundable by the U.S. Government to the Borrowers.

“Eligible Accounts Receivable” means, with respect to any Credit Party, the gross amount of such Credit Party’s Trade Accounts Receivable that are subject to a valid first priority and fully perfected security interest in favour of the Agent on behalf of the Lenders which, at all times, continue to be acceptable to the Agent in the exercise of its reasonable business judgment, less, without duplication, the sum of (a) the gross amount of such Credit Party’s Trade Accounts Receivable, the perfection of a security interest in which is governed by the laws of the Province of Quebec, until such time as the Agent receives opinions and lien search reports in form, substance and scope satisfactory to it in its sole and reasonable discretion, confirming that the Agent holds a valid, enforceable and first priority perfected security interest in such Trade Accounts Receivable; (b) any amounts representing any returns, discounts, claims, rebates, set-offs, credits, fees, allowances and any other dilutive factor of any nature (whether issued, owing, granted, claimed or outstanding), and (c) any such Trade Accounts Receivable that arise from or are subject to or include: (i) sales to any Governmental Entity of the United States of America or Canada, except for any such sales in relation to which such Credit Party has complied with the Assignment of Claims Act of 1940, the Financial Administration Act (Canada) or any other applicable statute, rules or regulation as is needed to ensure that the Agent holds a valid, enforceable and first priority perfected security interest in such account receivable to the Agent’s satisfaction in the exercise of its reasonable business judgment; (ii) foreign sales (sales to customers residing outside of Canada or the United States of America), other than sales which otherwise comply with all of the other criteria for eligibility hereunder and (x) are secured by letters of credit (in form and substance satisfactory to the Agent) issued or confirmed by, and payable at, banks having a place of business in the United States of America or Canada acceptable to the Agent in its sole and reasonable discretion, or (y) are subject to insurance issued by COFACE or any other Person satisfactory to the Agent acceptable to the Agent in its

5183878 v13

sole and reasonable discretion, in form and content acceptable to the Agent in its sole and reasonable discretion; (iii) Accounts that remain unpaid for more than 90 days from their original invoice date or more than 60 days from their due date; (iv) contra accounts; (v) sales or rendition of services to any Subsidiary or to any Affiliate of such Credit Party; (vi) bill and hold (deferred shipment), guaranteed sales or consignment sales; (vii) sales to any customer which is (w) insolvent, (x) the debtor in any bankruptcy, insolvency, arrangement, restructuring, reorganization, receivership, liquidation or similar proceedings under any federal, provincial or other applicable laws, (y) negotiating, or has called a meeting of its creditors for purposes of negotiating, a compromise of its debts, or (z) financially unacceptable to the Agent, does not comply with the Agent’s credit policy guidelines or has a credit rating unacceptable to the Agent, in each case, acting reasonably; (viii) all sales to any customer if 50% or more of the aggregate dollar amount of all outstanding invoices to such customer are unpaid more than 90 days from invoice date; (ix) an Account owed by a customer, or affiliated group of customers, which is obligated to such Credit Party respecting Accounts, the aggregate unpaid balance of which exceeds twenty percent (20%) (unless otherwise agreed to in writing by the Agent) of the aggregate unpaid balance of all otherwise Eligible Receivables owed to such Credit Party at such time, but only to the extent of such excess; (x) pre-billed receivables and receivables arising from progress billing; (xi) an amount representing, historically, returns, discounts, claims, rebates, credits, allowances, fees and other similar or applicable dilutive factors; (xii) sales not payable in Canadian or United States, Euro or British Pound currency; (xiii) Accounts that have been sold, assigned or factored by such Credit Party to any Person; (xiv) accounts which are subject to any right of set-off by the account debtor (in which case, the receivable shall be ineligible to the extent of such set-off); (xv) amounts in respect of which the account debtor has disputed liability or made any claim with respect to any other receivable due from such account debtor to such Credit Party (in which case, the receivable shall be ineligible to the extent of such dispute or claim); and (xvi) any other reasons deemed necessary by the Agent in its reasonable business judgment, including, without limitation, those which are customary either in the commercial finance industry or in the lending practices of the Agent. Notwithstanding anything to the contrary in the foregoing, the parties agree that no Account shall be excluded from Eligible Accounts Receivable if such Account is guaranteed as to payment by means of insurance issued by COFACE or another Person satisfactory to the Agent, or a letter of credit or surety bond or in any other manner satisfactory to the Agent, all in form and substance satisfactory to the Agent, and where such letter of credit, surety bond or other instrument is issued or confirmed by, and payable at, banks having a place of business in the United States of America or Canada acceptable to the Agent in its sole and reasonable discretion.

“Eligible Inventory” means at any time, with respect to any Credit Party, all Inventory of such Credit Party valued in Canadian Dollars on a lower of cost (on a first-in, first out basis and excluding any component of cost representing

5183878 v13

intercompany profit in excess of third party market price in the case of Inventory acquired from an Affiliate) or market basis in accordance with GAAP, with detailed calculations of lower of cost or market to occur on at least a monthly basis, which meet such standards of eligibility and subject to such reserves as the Agent shall establish from time to time in its reasonable discretion; provided that no Inventory shall be deemed Eligible Inventory unless each of the following statements is accurate and complete (and by including such Inventory in any computation of the Tembec Borrowing Base or the Spruce Falls Borrowing Base, as the case may be, Tembec Industries or Spruce Falls, as the case may be, shall be deemed to represent and warrant to the Agent the accuracy and completeness of such statements):

(a)	such Inventory is in good condition, merchantable, meets all standards imposed by any Governmental Entity having regulatory authority over it or its use and/or sale in all material respects and is not obsolete and is either currently usable or currently salable in the normal course of business of such Credit Party;

(b)	such Inventory is either (a) in possession of such Credit Party and (1) located on real property owned or leased by such Credit Party, and (2) within the United States or Canada, (provided that if such Inventory is located at premises leased by such Credit Party, the landlord of each of such premises shall have executed and delivered to the Agent a landlord waiver agreement in form and substance satisfactory to the Agent) or (b) in the possession of a bailee and such bailee shall have executed and delivered to the Agent, a bailee letter in form and substance satisfactory to the Agent or (c) in transit in Canada or the United States and between such Credit Party and any other Credit Party (provided that the Canadian and U.S. jurisdictions in question are jurisdictions where the Liens of the Agent in such Inventory are validly perfected first-priority Liens), and upon arrival at its destination, will comply with either paragraph (a)(1) or (a)(2) of this paragraph (b), above;

(c)	each of the representations and warranties set forth in the Loan Documents with respect to such Inventory is true and correct on such date;

(d)	the Agent has a first-priority perfected Lien covering such Inventory, and such Inventory is, and at all times will be, free and clear of all Liens other than the Permitted Liens set forth in (a), (b), (c), (e) and (f) of such definition;

(e)	such Inventory does not include goods that are not owned by such Credit Party, that are held by such Credit Party pursuant to a

5183878 v13

consignment agreement or which have been sold by such Credit Party on a bill and hold basis;
(f)	such Inventory is not subject to repossession under the “30 day goods” rule in the BIA except to the extent the applicable vendor has entered into an agreement with the Agent satisfactory in form and substance to the Agent waiving its right to repossession;

(g)	such Inventory does not consist of goods that are discontinued, obsolete, slow-moving or returned or repossessed or used goods taken in trade;

(h)	any portion of the value of such Inventory which results from a profit or gain resulting from an inter-company sale or other disposition of such Inventory in excess of third party market price shall be excluded;

(i)	such Inventory is not evidenced by negotiable documents of title unless delivered to the Agent with endorsements;

(j)	such Inventory does not constitute hazardous materials;

(k)	such Inventory is covered by casualty insurance;

(l)	such Inventory is not located at a location where the aggregate value of all Inventory located at that location is less than $100,000;

(m)	such Inventory is located in the Province of Quebec, until such time as the Agent receives opinions and lien search reports in form, substance and scope satisfactory to it in its sole and reasonable discretion, confirming that the Agent holds a valid, enforceable and first priority perfected security interest in such Inventory;

(n)	such Inventory is located in the United States of America, until such time as the Agent receives opinions and lien search reports in form, substance and scope satisfactory to it in its sole and reasonable discretion, confirming that the Agent holds a valid, enforceable and first priority perfected security interest in such Inventory; and

(o)	the Agent has not determined in its reasonable discretion that it may not sell or otherwise dispose of such Inventory in accordance with the terms of the applicable Loan Documents without infringing upon the rights of another Person or violating any contract with any other Person.

“Environmental Laws” means all applicable Laws relating to the environment, Hazardous Substances, pollution or protection of the environment, including Laws

5183878 v13

relating to (i) on-site or offsite contamination; (ii) releases of pollutants, contaminants, chemicals or other industrial, toxic or radioactive substances or Hazardous Substances into the environment; and (iii) the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Substances.

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation and feasibility study costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, natural resource damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of or related to any claim, suit, action, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, including any arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property.

“Environmental Permits” means all permits, licenses, authorizations, certificates, approvals or registrations required by any Governmental Entity under any Environmental Laws.

“Equivalent Amount” means, on any day, with respect to any amount of Canadian Dollars, the amount of US Dollars required to purchase that amount of Canadian Dollars at CIBC’s opening rate on such date, or, if such day is not a Business Day, on the next Business Day.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is a member of a group of which any Borrower or any of its Affiliates is a member which is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Event of Default” has the meaning ascribed to it in Section 11.

“Face Amount” means, in respect of (i) a BA Equivalent Loan, the amount payable to the holder on its maturity, and (ii) a Letter of Credit, the maximum amount which the issuing Person is contingently liable thereunder to pay to the beneficiary of such Letter of Credit.

“Federal Funds Rate” means, for any day, an annual interest rate equal to the weighted average of the rates on overnight United States federal funds transactions

5183878 v13

with members of the Federal Reserve System arranged by United States federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or for any Business Day on which such rate is not so published, the arithmetic average of the quotations for such day on such transactions received by the Agent from three United States federal funds brokers of recognized standing selected by it.

“Fees” means any and all fees payable to the Agent or any Lender pursuant to this Agreement or any of the other Loan Documents.

“Fiscal Month” means any of the monthly accounting periods of the Borrowers.

“Fiscal Quarter” means any of the quarterly accounting periods of the Borrowers.

“Fiscal Year” means each annual accounting period of the Borrowers ending on the last Saturday of the month of September of each year.

“Foreign Exchange Contracts” means agreements entered into pursuant to which any Person provides foreign exchange rate protection in respect of any currency to any Borrower which are arranged by any Lender or which are arranged by other Persons and pursuant to which such Lender provides a guarantee of payment or performance or indemnification, thereby lending the Lender’s credit to such Borrower.

“GAAP” means generally accepted accounting principles in Canada as in effect from time to time and for the period as to which such accounting principles are to apply.

“General Intangibles” means all present and hereafter acquired intangibles (as defined in the PPSA), and shall include, without limitation, all present and future right, title and interest in and to: (a) all Trademarks, tradenames, corporate names, business names, logos and any other designs or sources of business identities; (b) Patents, together with any improvements on said Patents, utility models, industrial models, and designs; (c) Copyrights; (d) Designs; (e) Licenses; (f) trade secrets; (g) licences, permits and franchises; (h) all applications with respect to the foregoing; (i) all right, title and interest in and to any and all extensions and renewals; (j) all goodwill with respect to any of the foregoing; (k) any other forms of similar intellectual property; and (l) all customer lists, distribution agreements, supply agreements and blueprints.

“Governmental Entity” means any: (a) multinational, federal, provincial, state, municipal, local or other government, governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; and (c) any quasi-governmental or private body exercising any

5183878 v13

regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Guarantors” means each of the Borrowers under the Cross Guarantees and any Restricted Subsidiary which may from time to time become a guarantor of the Obligations as contemplated by the definition of Restricted Subsidiary.

“Hazardous Substance” means any Substance which is or is deemed under applicable Law to be, alone or in any combination, hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination under any Environmental Law, whether or not such Substance is defined as hazardous under such Environmental Law.

“Indemnified Party” shall have the meaning set forth in Section 7.5 of this Agreement.

“Insurance Proceeds” means proceeds or payments from an insurance carrier, including, without limitation, COFACE or any other Person satisfactory to the Agent, with respect to any business interruption insurance, accounts receivable insurance or any insurance with respect to any loss, casualty or damage to the Collateral.

“Intellectual Property” means any and all Licenses, Patents, Designs, Copyrights, Trademarks, and the goodwill associated with such Trademarks.

“Interest Period” means (a) with respect to LIBOR Loans, on not less than 3 Business Days prior written notice received by the Agent before 10:00 a.m. (Toronto time) on a Business Day (i) with respect to any initial request by any Borrower for a LIBOR Loan, a 1, 2 or 3 month period commencing on the borrowing or conversion date with respect to a LIBOR Loan, and ending 1, 2 or 3 months thereafter, as applicable; and (ii) thereafter with respect to any continuation of, or conversion to, a LIBOR Loan, at the option of such Borrower, any 1, 2 or 3 month period commencing on the last day of the immediately preceding Interest Period applicable to such LIBOR Loan, and ending 1, 2 or 3 months thereafter, as applicable; and (b) with respect to BA Equivalent Loans, on not less than 2 Business Days prior written notice received by the Agent before 10:00 a.m. (Toronto time) on a Business Day (i) with respect to any initial request by any Borrower for a BA Equivalent Loan, a 1, 2 or 3 month period commencing on the borrowing or conversion date with respect to a BA Equivalent Loan, and ending 1, 2 or 3 months thereafter, as applicable; and (ii) thereafter with respect to any continuation of, or conversion to, a BA Equivalent Loan, at the option of such Borrower, any 1, 2 or 3 month period commencing on the last day of the immediately preceding Interest Period applicable to such BA Equivalent Loan, and ending 1, 2 or 3 months thereafter, as applicable; provided that the foregoing provisions relating to Interest Periods are subject to the following: (i) if any Interest Period would otherwise end on a day which is not a Business Day,

5183878 v13

that Interest Period shall be extended to the next succeeding Business Day, unless the result of such extension would extend such payment into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day; (ii) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month, at the end of such Interest Period) shall end on the last Business Day of a calendar month; and (iii) any Interest Period that ends on or before the earlier of a Maturity Date or the last day of the then current term of this Agreement shall not be available if LIBOR or the BA Rate, as the case may be, does not adequately and fairly reflect the cost of maintaining or funding the loans bearing interest at LIBOR or the BA Rate, respectively, for such Interest Period. Where the requested Interest Period is not available in accordance with this paragraph, the relevant Borrower shall continue to pay interest on its Obligations at the applicable per annum rate based upon the US Base Rate, with respect to LIBOR Loans, or the Prime Rate, with respect to BA Equivalent Loans.

“Inventory” means, with respect to any Credit Party, any and all of such Credit Party’s present and hereafter acquired inventory (as defined in the PPSA) and including, without limitation, all merchandise, inventory and goods, and all additions, substitutions and replacements thereof, wherever located, together with all goods and materials used or usable in manufacturing, processing, reprocessing, packaging or shipping same in all stages of production from raw materials through work-in-process to finished goods and all proceeds thereof of whatever sort together with any unpaid sellor’s, vendor’s or lessor’s rights (including, without limitation, rescission, replevin, reclamation, repossession, revendication and stoppage in transit relating to any of the foregoing or arising therefrom) to reclaim or repossess goods, and any and all instruments, documents and chattel paper (including electronic chattel paper) in connection with any and all of the foregoing.

“Issuing Bank” means the bank issuing Letters of Credit for the Borrowers.

“ITA” means the Income Tax Act (Canada) as the same may from time to time be in effect.

“Laws” or “laws” means all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies or guidelines, in all cases, having the force of law, or any provisions of the foregoing, including, without limitation, general principles of common and civil law and equity legally binding on the Person referred to in the context in which such word is used; and “Law” or “law” means any one of the foregoing.

“Leases” means the leases, subleases, rights to occupy and licences of real property or buildings and fixtures where Collateral is or may be located to which any of the Credit Parties is a party as listed on Schedule 7.1(z) .

5183878 v13

“Lenders” means, collectively, CIT and its successors and assigns and any other party which now or hereafter becomes a Lender hereunder or otherwise acquires a Commitment hereunder (individually, a “Lender”).

“Letters of Credit” means all Canadian and United States dollar letters of credit issued pursuant to the Original Financing Agreement and will be issued hereof with the assistance of the Agent, on behalf of the Lenders, by the Issuing Bank for or on behalf of the Borrowers.

“Letter of Credit Fee” means the fee payable to the Agent on behalf of the Lenders, chargeable to a Borrower under Section 8.1(f) of this Agreement for assisting such Borrower in obtaining Letters of Credit, all pursuant to Section 5 hereof.

“Letter of Credit Sub-Line” means the commitment of the Lenders to arrange for the Borrowers to obtain Letters of Credit pursuant to Section 5 hereof to a maximum aggregate amount of $80,000,000.

“LIBOR” means, with respect to each Interest Period for each LIBOR Loan, a rate per annum, (rounded upwards if necessary, to the nearest l/16th of 1%) expressed on the basis of a 360 day year, equal to (i) the annual interest rate for deposits of United States dollars for a maturity most nearly comparable to such Interest Period which is quoted on the British Bankers Association LIBOR Rates Telerate (page 3750) as of 11:00 a.m. (London time) on the second Business Day prior to the commencement of such Interest Period; or (ii) if such Screen rate is not available on such day, the annual interest rate for deposits of United States dollars for a maturity most nearly comparable to such Interest Period which appears on the LIBOR page of the Reuters Screen as of 11:00 a.m. (London time) on the second Business Day prior to the commencement of such Interest Period.

“LIBOR Loan” means any loans that have been made pursuant to the Original Financing Agreement or this Agreement made or maintained at a rate of interest based upon LIBOR for an Interest Period, provided that no LIBOR Loan shall be made with an Interest Period that ends subsequent to a Maturity Date.

“License” means, in respect of a Person, any license of rights or interests now held or hereafter acquired by such Person, including, any Copyright, Patent, Design, Trademark other than any license of readily available commercial software.

“Lien” means any mortgage or deed of trust, trust or deemed trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, security interest, right of detention, right of distraint, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the

5183878 v13

foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable law of any jurisdiction).

“Line of Credit” means the aggregate Commitment of the Lenders to (a) make Revolving Loans pursuant to Section 3, Section 4 and Section 9 of this Agreement, (b) to arrange for the opening of Letters of Credit pursuant to Section 5 of this Agreement, and (c) to provide for the making of the Sundry Credit Facilities as provided in this Agreement; provided that nothing herein shall be deemed to increase any Lender’s Commitment hereunder, and which Commitment shall be set forth in Schedule “A” hereof maintained by the Agent or the Assignment and Transfer Agreements executed by such Lender and be subject to Section 14.

“Line of Credit Fee” means the fee payable by the Borrowers to the Agent on behalf of the Lenders at the end of each month for the Line of Credit as determined by multiplying the difference between (a) the Revolving Line of Credit, and (b) the sum, for such month, of (i) the average daily balance of outstanding Revolving Loans, plus (ii) the average daily balance of Letters of Credit outstanding, by XXXXXXXXXXXXXXXXXXXXXXX per annum for the number of days in said month calculated on the basis of a 365 day year.

“Loan Documents” means this Agreement, the Blocked Account Agreements, the Cross Guarantees, the Security Agreements, and all other agreements, pledge agreements, guarantees, letter agreements relating to fees, instruments, documents and certificates executed and delivered to, or in favour of, the Agent and/or any Lender and including all other pledges, powers of attorney, consents, assignments, contracts, notices, and all other written matter whether heretofore, now or hereafter executed by or on behalf of any Credit Party, or any employee of any Credit Party, and delivered to the Agent and/or any Lender in connection with this Agreement, the Original Financing Agreement, or the transactions contemplated hereby or thereby. Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to this Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

“Material Adverse Effect” means a material adverse effect, individually or in the aggregate, on (i) the business, assets, operations, prospects, or financial or other condition of the Borrowers and the other Credit Parties on a combined basis, (ii) each Borrower’s ability to repay any of its payment obligations under this Agreement or any other Loan Document or the ability of the other Credit Parties to pay or to perform their respective Obligations under this Agreement or the other Loan Documents, (iii) the Liens in favour of the Agent on behalf of the Lenders on the Collateral or the priority of such Liens, or the value of the Collateral or the amount that the Agent would be likely to receive (after giving consideration to delays in payment and costs of enforcement) in the liquidation of such Collateral or

5183878 v13

evidence of a material decline in condition or value of the Collateral, or (iv) the Agent’s or any Lender’s rights or remedies under this Agreement or the other Loan Documents.

“Material Agreement” means any agreement, contract or similar instrument to which a Credit Party is a party or to which any of its property or assets may be subject for which breach, non-performance, cancellation or failure to renew could reasonably be expected to have a Material Adverse Effect.

“Maturity Date” means December 15, 2009 and thereafter, 1 year from each Renewal Date of the Line of Credit if the Maturity Date is extended pursuant to Section 3.1(e) of this Agreement.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of the ERISA to which any Borrower, any other Credit Party or any ERISA Affiliate is making or accruing an obligation to make contributions or has made or accrued an obligation to make contributions.

“Net OLV” means, with respect to each Borrower, the net orderly liquidation value (expressed as a percentage of Eligible Inventory) of Eligible Inventory of such Borrower determined based on the most recently completed appraisals of the Eligible Inventory of such Borrower conducted on behalf of the Agent pursuant to this Agreement.

“Non-Availability Period” means the period from the date on which Availability has been less than $35,000,000 (calculated on a daily basis) for 5 consecutive Business Days until the date Availability has been greater than $35,000,000 for 30 consecutive Business Days.

“Obligations” means, without duplication, all loans, advances and extensions of credit made or to be made by the Agent and/or the Lenders to each of the Borrowers, or to others for any Borrower’s account pursuant to this Agreement (including, without limitation, all Revolving Loans, Letters of Credit and Sundry Credit Facilities); any and all indebtedness and obligations which may at any time be owing by each of the Borrowers to the Agent and/or the Lenders pursuant to this Agreement howsoever arising, whether now in existence or incurred by such Borrower from time to time hereafter; whether for principal, interest, Fees, costs, expenses (including Out–of-Pocket Expenses) or otherwise; whether such indebtedness is absolute or contingent, joint or several, matured or unmatured, direct or indirect and whether such Borrower is liable to the Agent and/or the Lenders for such indebtedness as principal, surety, endorser, guarantor or otherwise. Obligations shall also include, without limitation, indebtedness owing to the Agent and/or the Lenders by any Credit Party under any Loan Document, any indemnity under this Agreement or under any other agreement now or hereafter entered into between any Credit Party and the Agent and/or the Lenders

5183878 v13

specifically relating to the Accommodations made pursuant to this Agreement; indebtedness, liabilities, obligations or penalties incurred by, or imposed on, the Agent and/or the Lenders as a result of environmental claims arising out of the Credit Parties’ operations, premises or waste disposal practices or sites; any Credit Party’s liability to the Agent and/or the Lenders as maker or endorser of any promissory note or other instrument for the payment of money; any Credit Parties’ liability to the Agent and/or the Lenders under or in respect of any instrument of guarantee or indemnity, or arising under or in respect of any guarantee, indemnity, endorsement or undertaking which the Agent and/or the Lenders may make or issue to others for such Borrower’s account, including, without limitation, with respect to applications for Letters of Credit, the Sundry Credit Facilities and the Agent’s and/or the Lenders’ endorsement of notes or other instruments for such Borrower’s account and benefit.

“Order” means any judicial or arbitral or administrative or ministerial or departmental or regulatory Notice, decree, judgement, decision, ruling, award or order of any kind.

“Other Collateral” means, with respect to any Credit Party, all present and future acquired Blocked Accounts and any other deposit accounts of such Credit Party into which proceeds of the Collateral are or may be deposited; all cash and other monies of such Credit Party relating to any of the Collateral and all cash and non-cash proceeds of the foregoing.

“Out-of-Pocket Expenses” means all present and future reasonable legal and other out-of-pocket costs and expenses of the Agent and the Lenders associated with the creation, documentation, syndication, publication, management, amendment, collection and enforcement of this Agreement or any other Loan Document, including, without limitation, the costs of retaining external legal counsel and financial advisors to the Agent and the Lenders and any charges imposed on the Agent due to returned items and “insufficient funds” of deposited cheques, and any applicable reasonable counsel fees and disbursements and fees and taxes relating to same.

“Owned Properties” means, collectively, the land and premises owned by any Credit Party on the date of this Agreement as listed on Schedule 7.1(o) .

“Patents” means, with respect to a Person, all present and hereafter acquired patents, patent applications, registrations, any reissues or renewals thereof, licences, any inventions and improvements claimed thereunder, and all General Intangibles and patent rights with respect thereto of such Person, and all income, royalties, cash and non-cash proceeds thereof.

“Permitted Liens” means (a) liens expressly permitted, or consented to in writing by the Agent and the Lenders; (b) inchoate liens on the Collateral of local or provincial

5183878 v13

authorities for Taxes and claims imposed by Law, provided that such liens are not enforceable or registered against any of the Collateral; (c) Liens of landlords and Liens of carriers, repairers, servicers, warehousemen, bailees, mechanics, materialmen and other like Liens imposed by Law, created in the ordinary course of business and which are for amounts not yet due (or which are being contested in good faith, by appropriate proceedings or other appropriate actions which are sufficient to prevent enforcement of such Liens), and with respect to which adequate reserves or other appropriate provisions are being maintained by the Credit Party in accordance with GAAP; (d) deposits made (and the Liens thereon) in the ordinary course of business of the Credit Party (including, without limitation, security deposits for leases, indemnity bonds, surety bonds and appeal bonds) in connection with workers’ compensation, employment insurance and other types of social security benefits (excluding Liens under Canadian Pension Plans and ERISA) or to secure the performance of tenders or bids (other than for the repayment or guarantee of borrowed money) , statutory obligations and other similar obligations arising as a result of progress payments under government contracts; (e) Charges and Tax Liens in respect of amounts which are not yet due and payable or which are being diligently contested in good faith by the Credit Party by appropriate proceedings, and which Liens are not (x) filed in any public records, (y) enforceable against the Collateral, or (z) for Taxes due to any Governmental Entity of Canada, the United States of America or any province or state thereof having similar priority statutes which have become enforceable; (f) Liens or security interests granted by the Borrower or any Credit Party against the Collateral to secure obligations in respect of derivative financial instruments which are fully and unconditionally postponed and subordinate to the Liens and security interests granted by the Borrower or any such Credit Party to the Agent for and on behalf of the Lenders, provided that any such subordinated creditor executes and delivers to and in favour of the Agent for and on behalf of the Lenders a priority, inter-creditor and standstill agreement in form and substance acceptable to the Agent and the Lenders, to be determined in their sole and absolute discretion acting reasonably; (g) Liens in connection with Purchase Money Mortgages incurred by the Credit Parties provided such Liens do not create a Lien on Eligible Inventory or Eligible Accounts Receivable; (h) the reservations, limitations, provisos and conditions expressed in the original grants of the Owned Properties from the Crown; (i) any easements, rights of way, covenants, conditions or restrictions and other similar Liens incurred in the ordinary course of business which, in the opinion of the Agent, do not materially detract from the value of the Owned Properties or the assets of the affected Credit Party or materially interfere with the use of such assets in the operation of the business of the affected Credit Party; (j) any encroachments, variations in description, by-law infractions or discrepancies which would be revealed by up-to-date surveys for the Owned Properties which, in the opinion of the Agent, do not materially detract from the value of the Owned Properties or the assets of the affected Credit Party or materially interfere with the use of such assets in the operation of the business of the affected Credit Party; (k) all licences affecting the Owned Properties to the extent in effect on

5183878 v13

the date hereof; (l) zoning, land use and building restrictions, by-laws, regulations and ordinances of any Governmental Entity affecting the Owned Properties provided such restrictions, by-laws, regulations and ordinances have been complied with or constitute legal non-conforming uses; (m) Liens created by or existing as a result of any litigation or legal proceeding which is currently being contested in good faith by appropriate action promptly initiated and diligently conducted, including Liens on any judgment and provided such Liens do not create a Lien on Eligible Inventory or Eligible Accounts Receivable; (n) Liens arising by operation of law or in the ordinary course of business and consisting of the rights of banks to set off deposits and other property held by them, and (o) all other Liens disclosed in Schedule 2.1(c) (including all leases and agreements to lease affecting the Owned Properties in effect on the date hereof), but only to the extent all such Liens conform to their description in Schedule 2.1(c) and do not create a Lien on Eligible Inventory or Eligible Accounts Receivable.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, public benefit corporation, other entity or Governmental Entity.

“Plan” means an employee benefit plan (other than a Multiemployer Plan) maintained for employees of any Borrower, any other Credit Party or any ERISA Affiliate and covered by Title IV of ERISA.

“PPSA” means the Personal Property Security Act (Ontario) and the Regulations thereunder, as from time to time in effect, provided, however, if attachment, perfection or priority of the Agent’s and Lender’s security interest in any Collateral are governed by the personal property security laws of any jurisdiction other than Ontario, PPSA shall mean those personal property security laws in such other Canadian jurisdiction for the purpose of the provisions hereof relating to such attachment, perfection or priority and for the definitions related to such provisions.

“Prime Rate” means the greater of (a) the rate of interest per annum announced by CIBC or its successor from time to time as its prime rate in effect for Canadian Dollar commercial loans in Canada at its principal office in Toronto, Ontario; and (b) the thirty (30) day BA Rate plus XXX Basis Points. (The prime rate is not intended to be the lowest rate of interest charged by CIBC to its borrowers.)

“Prime Rate Loans” means any Canadian Dollar loans or advances that have been made pursuant to the Original Financing Agreement or this Agreement made or maintained at a rate of interest based upon the Prime Rate hereof.

“Prior Claims” means, with respect to any Person, any amount payable by such Person which is secured by a Lien which ranks or is capable of ranking prior to or pari passu with the Liens created by the Loan Documents in respect of all or any

5183878 v13

part of the Collateral, including, without limitation, amounts owing for wages, vacation pay, severance pay, employee deductions, sales tax, excise tax, Tax payable pursuant to Part IX of the Excise Tax Act (Canada) (net of GST input credits), income tax, workers compensation, government royalties, pension plan or fund obligations and any overdue rents, and other statutory or other claims and all amounts governed by any trust, whether deemed, constructive, statutory or otherwise (including, in respect of the Canadian Pension Plans and all amounts due or accruing due under or in respect of a Canadian Pension Plan and all amounts payable into non-registered Canadian Pension Plans as a result of the occurrence of an Event of Default or otherwise).

“Projections” means (a) Tembec Industries’ budgeted consolidated (i) balance sheets; (ii) profit and loss statements; (iii) cash flow statements; and (iv) capital expenditure budget and (b) Tembec Industries’ budgeted unconsolidated (i) balance sheets; (ii) profit and loss statements; and (iii) capital expenditure budget, in each case, together with consolidating financial information of a consolidated entity consistent with the historical financial statements of Tembec Industries, together with appropriate supporting details and a statement of underlying assumptions.

“Pro Rata Share” means with respect to all matters relating to any Lender, the percentage obtained by dividing (i) the Revolving Credit Commitment of that Lender by (ii) the Commitment of all Lenders.

“Purchase Money Mortgage” means any Lien to secure Debt incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the property subject to such Liens; provided, however, that (i) the principal amount of any Debt secured by such a Lien does not exceed 100% of such purchase price or cost, and (ii) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item, and includes any extension or renewal thereof provided the amount so secured does not exceed the original amount secured immediately prior to the extension, renewal or refinancing and the scope of security creating the Lien is not extended.

“Redeemable Stock” of any Person means any equity security of such Person that by its terms or otherwise is required to be redeemed prior to the final stated maturity of the Obligations or is redeemable at the option of the holder thereof at any time prior to the final stated maturity of the Obligations.

“Release” means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property.

5183878 v13

“Renewal Date” means December 15, 2009 and the same date every year thereafter, unless either the Agent or the Borrowers give written notice of their intention not to renew the Line of Credit no later than 90 days prior to the Maturity Date.

“Required Lenders” means the Lenders holding the aggregate Commitments under this Agreement in an amount of 51% or more of all Commitments.

“Restricted Payment” means, with respect to any Credit Party (a) the declaration or payment of any dividend or the incurrence of any liability to make any other payment or distribution of cash or other property or assets in respect of such Credit Party’s Securities; (b) any payment on account of the purchase, redemption, retraction, defeasance, sinking fund or other retirement of such Credit Party’s Securities or any other payment or distribution made in respect thereof, either directly or indirectly; (c) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire such Credit Party’s Securities now or hereafter outstanding; (d) any payment or prepayment of principal of, premium, if any, or interest, fees or other charges on or with respect to, and any redemption, purchase, retirement, defeasance, sinking fund or similar payment or any claim for rescission with respect to, any subordinated debt, except as may be permitted pursuant to any intercreditor arrangements entered into between the Agent and the Lenders and the holders of such subordinated debt; (e) any payment, loan, contribution, or other transfer of funds or other property to any Shareholder or any other Affiliate of such Credit Party, including the payment of management fees and other fees of a similar nature, other than payments in the ordinary course of business to Shareholders or any other Affiliates of such Credit Party who are directors, officers, employees, former employees, or consultants of such Credit Party.

“Restricted Subsidiary” means as at the date of this Agreement, the Persons listed in Schedule “B” hereto and from and after the Closing Date, any other Subsidiary which may from time to time with the prior consent of the Agent and the Lenders, become a guarantor of the Obligations and which has delivered to the Agent a guarantee and security over its property and assets together with a favourable opinion of counsel, all in form and substance satisfactory to the Agent.

“Revolving Line of Credit” means the aggregate Commitments of the Lenders to make loans, advances and extensions of credit pursuant to this Agreement from time to time, up to the maximum aggregate amount of $250,000,000 or an Equivalent Amount.

“Revolving Loan Account” means the account on the Agent’s books, in each Borrower’s name, in which such Borrower will be charged with all Obligations of such Borrower under this Agreement.

5183878 v13

“Revolving Loans” mean the loans, advances and extensions of credit made pursuant to the Original Financing Agreement or this Agreement made, from time to time, to or for the account of each Borrower by the Agent and the Lenders pursuant to this Agreement.

“Sale and Leaseback Transaction” of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person for a term of more than 30 months of any property or asset of such Person which has been or is being sold or transferred by such Person to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

“Security” means any Shares, voting trust certificate, bond, debenture, note, term deposit or certificate of deposit or other evidence of Debt, whether secured, unsecured, convertible or subordinated, or any certificate of interest, share or participation in, or any temporary or interim certificate for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing, but shall not include any evidence of the Obligations.

“Security Agreements” shall have the meaning set forth in Section 6.1 of this Agreement.

“Settlement Date” means the date, weekly, and more frequently, at the discretion of the Agent, upon the occurrence of a Default or an Event of Default or a continuing decline or increase of the Revolving Loans that the Agent and the Lenders shall settle amongst themselves so that (a) the Agent shall not have, as the agent for the Lenders, any money at risk in excess of its pro rata share of the amount, calculated on the basis of its Commitment, of all outstanding Accommodations, and (b) on such Settlement Date the Lenders shall have a pro rata amount, calculated on the basis of their respective Commitment, of all outstanding Accommodations, provided that each Settlement Date for a Lender shall be a Business Day on which such Lender and its bank are open for business, as applicable.

“Shareholder” means, with respect to any Person, each direct or indirect holder of Shares of such Person.

“Shares” means all shares, options, warrants, general or limited partnership interests, membership interests or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company, unlimited liability company or equivalent entity whether voting or nonvoting, including common shares, preferred shares or any other debt security or “equity security” (within the meaning of the Securities Act (Ontario)).

5183878 v13

“Solvent” means, when used with respect to any Person, that at the time of determination such Person:

(a)	is able to meet its obligations (contingent or otherwise) as they generally become due; and

(b)	is paying its current obligations in the ordinary course of business as they generally become due.

For purposes of determining whether a Person is Solvent, the amount of any contingent liability shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Spruce Falls” means Spruce Falls Inc. (to be renamed Tembec Enterprises Inc.), a corporation continued under the laws of Canada, its successors and assigns.

“Spruce Falls Borrowing Base” means, subject to the next following sentence, as of any date of determination by the Agent, (i) at any time that Availability is greater than $35,000,000, an amount equal to the sum of (a) 90% of Eligible Accounts Receivables of Spruce Falls which, in each case, are insured by COFACE or any other Person satisfactory to the Agent with proceeds payable directly to the Agent, all in form and substance satisfactory to the Agent; plus (b) 85% of Eligible Accounts Receivable of Spruce Falls which are not insured by COFACE or any other Person satisfactory to the Agent, plus (c) 60% of the aggregate book value of Eligible Inventory of Spruce Falls consisting of raw materials and finished goods Inventory, plus (d) 46% of the aggregate book value of Eligible Inventory of Spruce Falls consisting of work in process Inventory, less (e) the sum of all applicable Availability Reserves for Spruce Falls; and (ii) at any time that Availability is less than or equal to $35,000,000 and the Agent has received an appraisal satisfactory to the Agent demonstrating such Availability, an amount equal to the sum of (a) 90% of Eligible Accounts Receivables of Spruce Falls which, in each case, are insured by COFACE or any other Person satisfactory to the Agent with proceeds payable directly to the Agent, all in form and substance satisfactory to the Agent; plus (b) 85% of Eligible Accounts Receivable of Spruce Falls which are not insured by COFACE or any other Person satisfactory to the Agent, plus (c) the lesser of (A) 65% of the aggregate book value of Eligible Inventory of Spruce Falls, and (B) 85% of the aggregate Net OLV for Spruce Falls, less (d) the sum of all applicable Availability Reserves for Spruce Falls. The Spruce Falls Borrowing Base as of any date of determination shall be calculated in accordance with the most recently delivered Borrowing Base Certificate for Spruce Falls, provided that any and all amounts set forth in a monthly Borrowing Base Certificate for Spruce Falls shall be adjusted for updated receivables and collection amounts on a bi-weekly basis.

5183878 v13

“Subsidiary” means, with respect to any Person, (a) any corporation of which an aggregate of more than 50% of the outstanding Shares having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, Shares of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by such Person or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of 50% or more of such Shares whether by proxy, agreement, operation of law or otherwise, and (b) any partnership, limited liability company or joint venture in which such Person and/or one or more Subsidiaries of such Person shall have an interest (whether in the form of voting or participation in profits or capital contribution) of more than 50% or of which any such Person is a general partner or member or may exercise the powers of a general partner or member. Unless the context otherwise requires, each reference to a Subsidiary shall be a reference to a Subsidiary of the Borrower.

“Substance” means any substance, waste, liquid, gaseous or solid matter, fuel, micro-organism, sound, vibration, ray, heat, odour, radiation, energy vector, plasma and organic or inorganic matter.

“Sundry Credit Facilities” means all sundry credit facilities that have been established pursuant to the Original Financing Agreement or this Agreement and may at the option of any Borrower be established from time to time consisting of the entering into of derivative financial instruments transactions established in favour of such Borrower pursuant to Section 3.7(a) hereof in an aggregate amount not to exceed the Sundry Credit Facility Limit.

“Sundry Credit Facility Exposure” means the aggregate amount of the credit exposure under the Sundry Credit Facilities as determined by the Agent on the advice of the provider of the Sundry Credit Facilities.

“Sundry Credit Facility Indemnity” shall have the meaning set forth in Section 3.7(c) of this Agreement.

“Sundry Credit Facility Limit” means $25,000,000 or such lesser amount as the Agent and the Borrowers may from time to time mutually agree.

“Surplus Amount” shall have the meaning set forth in Section 3.4 of this Agreement.

“Taxes” means all federal, provincial, state, municipal, local and other governmental taxes, levies, charges, claims and assessments which are or may be due by any Credit Party with respect to its business, operations, the Collateral or otherwise.

5183878 v13

“Tembec Borrowing Base” means, subject to the next following sentence, as of any date of determination by the Agent, (i) at any time that Availability is greater than $35,000,000, an amount equal to the sum of (a) 90% of Eligible Accounts Receivables of Tembec Industries which, in each case, are insured by COFACE or any other Person satisfactory to the Agent with proceeds payable directly to the Agent, all in form and substance satisfactory to the Agent; plus (b) 85% of Eligible Accounts Receivable of Tembec Industries which are not insured by COFACE or any other Person satisfactory to the Agent, plus (c) 60% of the aggregate book value of Eligible Inventory of Tembec Industries consisting of raw materials and finished goods Inventory, plus (d) 46% of the aggregate book value of Eligible Inventory of Tembec Industries consisting of work in process Inventory, less (e) the sum of all applicable Availability Reserves for Tembec Industries; and (ii) at any time that Availability is less than or equal to $35,000,000 and the Agent has received an appraisal satisfactory to the Agent demonstrating such Availability, an amount equal to the sum of (a) 90% of Eligible Accounts Receivables of Tembec Industries which, in each case, are insured by COFACE or any other Person satisfactory to the Agent with proceeds payable directly to the Agent, all in form and substance satisfactory to the Agent; plus (b) 85% of Eligible Accounts Receivable of Tembec Industries which are not insured by COFACE or any other Person satisfactory to the Agent, plus (c) the lesser of (A) 65% of the aggregate book value of Eligible Inventory of Tembec Industries, and (B) 85% of the aggregate Net OLV for Tembec Industries, less (d) the sum of all applicable Availability Reserves for Tembec Industries. The Tembec Borrowing Base as of any date of determination shall be calculated in accordance with the most recently delivered Borrowing Base Certificate for Tembec Industries, provided that any and all amounts set forth in a monthly Borrowing Base Certificate for Tembec Industries shall be adjusted for updated receivables and collection amounts on a biweekly basis.

“Tembec Industries” means Tembec Industries Inc., a corporation amalgamated under the laws of Canada.

“Termination Date” means the date on which (a) the Revolving Loans have been indefeasibly repaid in full, (b) all other Obligations under this Agreement and the other Loan Documents (other than indemnification obligations) have been completely discharged, and (c) the Borrowers shall have no further right to Accommodations under this Agreement.

“Trade Accounts Receivable” means, with respect to any Credit Party, that portion of such Credit Party’s Accounts which arises from the sale of Inventory or the rendition of services in the ordinary course of such Credit Party’s business.

“Trademarks” means, with respect to a Person, all present and hereafter acquired trademarks, trademark registrations, recordings, applications, tradenames, trade styles, service marks, prints and labels (on which any of the foregoing may appear), licences, issues, renewals, and any other intellectual property and trademark rights

5183878 v13

pertaining to any of the foregoing, together with the goodwill associated therewith and all cash and non-cash proceeds thereof.

“Transferee” shall have the meaning set forth in Section 15.1(b) of this Agreement.

“Trust Indentures” means collectively, (a) the indenture dated March 13, 2002 among the Borrower, Tembec Inc. and HSBC Bank USA, (b) the indenture dated January 19, 2001 among the Borrower, Tembec Inc. and HSBC Bank USA, as supplemented by a first supplemental indenture dated as of June 12, 2001 and (c) the indenture dated April 6, 1999 among the Borrower, Tembec Inc. and HSBC Bank USA, as supplemented by a first supplemental indenture dated as of March 14, 2003, without giving effect to any further amendments thereto.

“US Base Rate” means the greater of: (a) the rate of interest per annum announced by CIBC or its successor from time to time as its base rate in effect for US Dollar commercial loans in Canada at its principal office in Toronto, Ontario; and (b) the Federal Funds Rate plus 50 Basis Points. (The base rate is not intended to be the lowest rate of interest charged by CIBC to its borrowers.)

“US Base Rate Loans” means any US Dollar loans or advances that have been made pursuant to the Original Financing Agreement or this Agreement made or maintained at a rate of interest based upon the US Base Rate hereof.

“US Dollars” or “US$” means lawful currency of the United States of America.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from the Multiemployer Plan, as such terms are defined in Part 1 of Subtitle E of Title IV of ERISA.

SECTION 2 CONDITIONS PRECEDENT

     2.1 Conditions Precedent to Initial Accommodations. The effectiveness of this Agreement and the obligation of the Agent and the Lenders to make the initial Accommodation pursuant to this Agreement on or after the Closing Date is subject to the following conditions to be fulfilled or performed at or prior to the Closing Date in a manner and in form and substance satisfactory to the Agent and the Lenders, which conditions are for the exclusive benefit of the Agent and the Lenders and may be waived in whole or in part by the Agent and the Lenders in their sole discretion:

     (a) Lien Searches - The Agent shall have received Tax, judgment, Bank Act (Canada), Bulk Sales Act (Ontario), PPSA searches and searches at the Register of Personal and Moveable Real Rights of Quebec and other personal property searches satisfactory to the Agent for all locations presently occupied or used by Spruce Falls.

5183878 v13

     (b) Insurance – Spruce Falls shall have delivered to the Agent evidence satisfactory to the Agent that property, casualty, comprehensive/umbrella and business interruption insurance policies with respect to Spruce Falls listing the Agent and Lenders as additional insureds, first loss payees or mortgagees with respect to the Collateral of Spruce Falls, as the case may be, are in full force and effect, all as set forth in Section 7.2(e) of this Agreement.

     (c) Security Filings - Any financing statements under the PPSA and filings of similar import at the Register of Personal and Moveable Real Rights of Quebec or other registration statements required to be filed in order to create, in favour of the Agent, on behalf of the Lenders, a first priority perfected security interest and hypothec in the Collateral owned by Spruce Falls, subject only to the Permitted Liens, shall have been properly filed in each office in each jurisdiction required in order to create in favour of the Agent, or for the benefit of the Lenders, a first priority perfected lien on the Collateral owned by Spruce Falls, subject only to Permitted Liens. The Agent shall have received evidence satisfactory to the Agent that all such filings have been made and the Agent shall have received evidence that all necessary filing fees and all Taxes or other expenses related to such filings have been paid in full.

     (d) Acknowledgements – Spruce Falls and Tembec shall have delivered to the Agent on behalf of the Lenders, all estoppels, acknowledgements, waivers (including landlord waivers), subordinations, postponements, discharges, priority agreements and inter-creditor and non-disturbance agreements as it may reasonably require to ensure its first priority perfected Lien, subject to Permitted Liens, over and unfettered access to, the Collateral owned by Spruce Falls.

     (e) Board Resolution - The Agent shall have received a copy of the minutes or resolutions of the board of directors of each Borrower authorizing the execution, delivery and performance of (i) this Agreement, and (ii) the other Loan Documents and any other related or ancillary documents, in each case, certified by a designated authorized signing officer of such Borrower as of the Closing Date, together with a certificate of a designated authorized signing officer of each Borrower as to the incumbency and signature of the officers of such Borrower executing such Loan Documents and any certificate or other documents to be delivered by them pursuant hereto, together with evidence of the incumbency of such designated authorized signing officer.

     (f) Corporate Organization - The Agent shall have received (i) a copy of the certificate of incorporation, amalgamation or continuance, as the case may be, of each Borrower certified by the appropriate authority of the jurisdiction of its organization, and (ii) a copy of the by-laws of each Borrower certified by a designated authorized signing officer thereof, all as amended through the Closing Date.

5183878 v13

     (g) Officer’s Certificate - The Agent shall have received an executed certificate of a designated authorized signing officer of each Borrower certifying (i) that the representations and warranties contained herein and in the other Loan Documents are true and correct in all material respects on and as of the Closing Date; (ii) that it is in compliance with and has performed all of the agreements and covenants set forth in this Agreement and the other Loan Documents required to be complied with or performed by it prior to or at the Closing Date; (iii) that no Default or Event of Default has occurred or will occur upon the Agent and the Lenders making the initial Accommodation under this Agreement; (iv) that it is Solvent as at the date of this Agreement and after giving effect to the transactions contemplated by the Loan Documents; and (v) after giving effect to this Agreement and the initial Accommodations hereunder, in respect of each Borrower and Guarantor, the aggregate amount of Debt under Working Capital Facilities (as such terms are defined in the Trust Indentures) or similar arrangements including, without limitation, such Debt in connection with any guarantee granted by it, as calculated and determined in accordance with the terms and conditions of the Trust Indenture, and its Borrowing Base (as defined and calculated in accordance with the Trust Indentures).

     (h) Opinions –Counsel for each of the Borrowers shall have delivered to the Agent and the Lenders opinions in form, substance and scope satisfactory to them.

     (i) Absence of Default - No Default or Event of Default shall have occurred or will occur and be continuing upon the Agent and the Lenders making the initial Accommodation under this Agreement and no change shall have occurred which could reasonably be expected to give rise to a Material Adverse Effect since September 24, 2005.

     (j) Legal Restraints/Litigation - As of the Closing Date, there shall be no: (x) litigation, investigation or proceeding (judicial or administrative) pending or threatened against any of the Borrowers or their assets by any Governmental Entity arising out of this Agreement or any of the Loan Documents; (y) injunction, writ or restraining order restraining or prohibiting the consummation of the financing arrangements contemplated under this Agreement; or (z) suit, action, investigation or proceeding (judicial or administrative) pending against any of the Borrowers or any of their respective assets, which, in the opinion of the Agent or the Lenders, if adversely determined, could reasonably be expected to give rise to a Material Adverse Effect.

     (k) Additional Documents - The Borrowers shall have executed and delivered to the Agent on behalf of the Lenders, all Loan Documents including, without limitation, a confirmation and amendment of security from Tembec Industries and the Cross Guarantees, and any other related or ancillary documents necessary to consummate the lending arrangements contemplated between the Borrowers, the

5183878 v13

Agent and the Lenders, all in form and substance satisfactory to the Agent and each Lender.

     (l) Cash Management Systems - Spruce Falls shall have established such cash management system including a system of bank accounts with respect to the collection of Accounts and the deposit of proceeds of Collateral owned by Spruce Falls as shall be acceptable to the Agent in all respects. Such cash management system shall be subject to such Blocked Account Agreements, all to be in form and substance satisfactory to the Agent and each Lender.

     (m) Financial Statements – The Agent shall have received and reviewed the quarterly statements of income and balance sheets of Spruce Falls for the last 12 months and such other information relating to the financial condition of Spruce Falls as it may require, the results of which shall be satisfactory to the Agent.

     (n) Disbursement Authorization – Spruce Falls shall have delivered to the Agent all information necessary for the Agent and the Lenders to issue wire transfer instructions on behalf of Spruce Falls for the initial and subsequent Accommodations to be made under this Agreement, including, but not limited to, disbursement authorizations in form acceptable to the Agent.

     (o) Schedules – Spruce Falls shall provide the Agent, on behalf of the Lenders, with a schedule of locations where any of its Inventory and books and records are stored or located.

     (p) Examination and Verification - The Agent and each of the Lenders shall have completed, to their respective satisfaction, an examination and verification of (i) the inventory control and reporting systems of Spruce Falls, (ii) the Accounts, Inventory and Collateral of Spruce Falls, and (iii) the financial statements and books and records of Spruce Falls, which examination shall indicate that, after giving effect to all Revolving Loans and other Accommodations that have been made under the Original Financing Agreement and are to be made on the Closing Date hereunder, the Borrowers shall have an opening Availability of at least $25,000,000 as evidenced by Borrowing Base Certificates delivered by the Borrowers to the Agent as of the Closing Date. It is understood that for the purposes of determining Availability, all debts and obligations are current and all payables have and are being paid in the normal course of each Borrower’s business and consistent with its past practice.

     (q) Inventory Appraisal – The Agent shall have received and be satisfied with an appraisal report on the Inventory owned by the Borrowers, performed at the cost and expense of the Borrowers by an appraiser acceptable to the Agent.

     (r) Existing Credit Arrangements – (i) Spruce Fall’s existing credit arrangements with The Toronto-Dominion Bank as administrative agent (the "Existing Lenders") shall be concurrently terminated and all loans and obligations of

5183878 v13

Spruce Falls and any of its Restricted Subsidiaries thereunder shall be paid or satisfied in full, including, through utilization of the proceeds of the initial Revolving Loans to be made under this Agreement; and (ii) all Liens and all claims to Insurance Proceeds in favour of the Existing Lenders on the Collateral owned by Spruce Falls and any of its Restricted Subsidiaries and otherwise in connection therewith shall be terminated and/or released upon such payment.

     (s) Pension and Post-Employment Benefit Obligations – The Agent shall have conducted and completed its due diligence, including legal due diligence, in respect of the Credit Parties’ pension and post-employment benefits plans and shall be satisfied with the results of such due diligence.

     (t) Review - The Agent and the Lenders shall have reviewed the corporate ownership and capital structure of Spruce Falls, and any and all guarantees or indemnities provided by Spruce Falls in respect of Debt of its Affiliates or any other Person, Spruce Falls’ books and records, the Collateral, and all Material Agreements to which Spruce Falls is a party and shall have conducted any other due diligence (including, without limitation, a review determining compliance by Spruce Falls with all provincial, municipal and Canadian laws and the review of all Authorizations, approvals, licenses and consents, required with respect to the business carried on by Spruce Falls) as the Agent or the Lenders may require, all with results satisfactory to the Agent and the Lenders.

     (u) Third Party Approvals - Spruce Falls shall have obtained all necessary consents, approvals and waivers from all Persons, including, without limitation, from all requisite Governmental Entities and from landlords and warehousemen for each leased location of Spruce Falls as required by the Agent authorizing the execution, delivery and performance by Spruce Falls of this Agreement and the other Loan Documents to which it is a party and to consummate the transaction contemplated hereby or thereby.

     (v) Fees - All fees and other amounts then payable under the Loan Documents shall have been paid in full.

     (w)No Violation of Law - The initial loans will not violate any applicable law, judgement or order.

     The parties hereto acknowledge that as at the date of execution of this Agreement, the conditions precedent to the effectiveness of this Agreement and the obligation of the Agent and the Lenders to make the initial Accommodations pursuant to this Agreement have not been fulfilled or performed in a manner and in form and substance satisfactory to the Agent and the Lenders or waived by the Agent and the Lenders. Such satisfaction with the fulfillment or performance of such conditions (or the waiver thereof at the sole discretion of the Agent and the Lenders) shall be evidenced by the written confirmation of the Agent and the

5183878 v13

Lenders. In the event that such conditions are not fulfilled or performed in a manner and in form and substance satisfactory to the Agent and the Lenders or so waived by the Agent and the Lenders on or prior to January 31, 2007, any Commitment of the Agent and the Lenders under this Agreement to make Revolving Loans or other Accommodations shall terminate and be of no further force or effect.

     2.2 Conditions to Each Extension of Credit. Subject to the terms of this Agreement, including, without limitation, the last paragraph of Section 2.1 and the Agent’s rights pursuant to Section 11 hereof, the obligations of the Agent and the Lenders to make any Accommodation on any date (including, without limitation, the initial Accommodation) is subject to the following conditions, which conditions are for the exclusive benefit of the Agent and the Lenders and may be waived in whole or in part by the Agent and the Lenders.

     (a) Representations and Warranties - Each of the representations and warranties made by any Credit Party in or pursuant to this Agreement or any other Loan Document shall be true and correct in all material respects on and as of such date, as if made on and as of such date, except for those representations and warranties which speak to a specific date which shall be true and correct as of such date.

     (b) No Default - No Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the Accommodation requested to be made on such date.

     (c) Notice of Borrowing – The Agent shall have received from the relevant Borrower a notice of borrowing in the form attached hereto as Exhibit “C”.

     (d) Borrowing Base – Except as may be otherwise agreed from time to time by Agent and the Borrowers in writing, after giving effect to the Accommodations requested to be made by any Borrower on such date, the aggregate outstanding balance of Revolving Loans, outstanding Letters of Credit and Sundry Credit Facility Exposure owing by or of (i) the Borrowers, will not exceed the lesser of the Revolving Line of Credit and the Combined Borrowing Base, and (ii) each Borrower (a) shall not exceed the lesser of (A) the Revolving Line of Credit minus the aggregate outstanding amount of Revolving Loans that have been made to the other Borrower; and (B) the Tembec Borrowing Base, in the case of Accommodations made available to Tembec Industries, and the Spruce Falls Borrowing Base, in the case of Accommodations made available to Spruce Falls, as the case may be, and (b) in its capacity both as a Borrower and as a Guarantor, will be in compliance in all respects with the provisions of the Trust Indentures with respect to the Incurrence of Debt (as such capitalized terms are defined in the Trust Indentures) and the incurrence and existence of Liens (as defined in the Trust Indentures) on its property and assets in each case, by such Borrower.

5183878 v13

     The request and acceptance by the relevant Borrower of the proceeds of any Accommodation shall be deemed to constitute a representation and warranty by such Borrower as of the date of such request and acceptance that each of the foregoing statements are true and correct, that the covenants contained in this Agreement to which such Borrower is subject has been satisfied and each of the representations and warranties made by such Borrower is true and correct as of such date, except for those representations and warranties which speak to a specific date which shall be true and correct as of such date or except as such Borrower, the Agent and the Lenders shall otherwise agree in a separate writing.

SECTION 3  REVOLVING LOANS

3.1	Availability.

     (a) The Agent and the Lenders agree, subject to the terms and conditions ofthis Agreement, from time to time, on or after the Closing Date, on any Business Day prior to the Maturity Date, to make Canadian Dollar loans and advances to each Borrower on a revolving basis by way of Prime Rate Loans and BA Equivalent Loans and to make United States dollar loans and advances to each Borrower on a revolving basis by way of US Base Rate Loans or LIBOR Loans and subject to the limitations set forth herein, each Borrower may borrow, repay and reborrow such Revolving Loans, provided that after giving effect to such Accommodations, the aggregate amount of all outstanding Accommodations to such Borrower shall not exceed the lesser of (i) the Revolving Line of Credit minus the aggregate outstanding amount of Revolving Loans that have been made to the other Borrower; (ii) the Tembec Borrowing Base, in the case of Accommodations made available to Tembec Industries, and the Spruce Falls Borrowing Base, in the case of Accommodations made available to Spruce Falls, as the case may be; and (iii) the maximum amount of Debt (as defined and calculated in accordance with the Trust Indentures) including, without limitation, such Debt in connection with any guarantee granted by it, which such Borrower is permitted to assume, incur or otherwise become liable upon in accordance with the terms and conditions of the Trust Indentures and which is permitted to be secured by the Collateral in accordance with the terms and conditions of the Trust Indentures. All requests for loans and advances must be received by an officer of the Agent no later than 10:00 a.m., Toronto time (i) on the Business Day on which any such Prime Rate Loans and US Base Rate Loans are required if such request for advances are for less than $20,000,000 and 2 Business Days prior to the Business Day on which such advances are required if such request for advances are for amounts equal to or greater than $20,000,000, (ii) 3 Business Days prior to any requested LIBOR Loan, and (iii) 2 Business Days prior to any requested advances by way of a BA Equivalent Loan.

     (b) Whenever any Borrower requests the Agent, on behalf of the Lenders, to make a Revolving Loan pursuant to this Section 3.1(b), it shall give the Agent notice

5183878 v13

in writing or irrevocable telephonic notice confirmed promptly in writing (but prior to any advance), specifying (A) the amount to be borrowed, (B) the requested borrowing date (which shall be a Business Day and shall be prior to a Maturity Date or prior to any effective termination date of this Agreement, all as further set forth herein), and (C) specify whether the requested Revolving Loan shall be by way of a Prime Rate, BA Equivalent Loan, US Base Rate Loan or a LIBOR Loan in accordance with the provisions set forth herein. The Agent shall make loans and advances to the disbursement accounts of the relevant Borrower.

     (c) The Agent shall, on any Settlement Date, and upon notice given by the Agent no later than 12:00 p.m. Toronto time, request each Lender to make and each Lender hereby agrees to make a Revolving Loan in an amount equal to such Lender’s Revolving Credit Commitment percentage (calculated with respect to the aggregate Revolving Credit Commitments then outstanding) of the aggregate amount of the Revolving Loans made by the Agent from the preceding Settlement Date to the date of such notice. Each Lender’s obligation to make the Revolving Loans referred to in Section 3.1 and to make the settlements pursuant to this Section 3.1 shall not be affected by any circumstance, including, without limitation, (i) any set-off, counterclaim, recoupment, defence or other right which any such Lender or any Borrower may have against the Agent, any Borrower, any Lender or any other Person for any reason whatsoever; (ii) any adverse change in the condition (financial or otherwise) of any Credit Party; (iii) the occurrence or continuance of a Default or an Event of Default; or (iv) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing. Without limiting the liability and obligation of each Lender to make such advances, in the event that amounts received from the Lenders are not sufficient to repay in full the amount owing by the Lenders to the Agent as contemplated hereby, the relevant Borrower authorizes the Agent to charge such Borrower’s Revolving Loan Account with such amount as may be required such that the Agent shall receive the full amount owing to it by such Lenders.

     (d) Neither Borrower shall use any Accommodation other than (i) in the case of Spruce Falls, to repay its indebtedness owing to the Existing Lenders on the Closing Date; and (ii) for working capital and general corporate purposes of such Borrower.

     (e) Subject to the provisions of this Agreement, each Borrower shall repay, and there shall become due and payable, such Borrower’s Obligations and all accrued and unpaid interest thereon, all fees and all other amounts owing under the Loan Documents, on the Maturity Date. This Agreement and all credit arrangements hereunder (in accordance with their specific terms and maturities) including, without limitation, the Line of Credit shall automatically be renewed for successive 1 year periods from each Renewal Date, unless either the Agent or the Borrowers give written notice of their intention not to renew the Line of Credit no later than 90 days

5183878 v13

prior to a Renewal Date. The Borrowers shall pay and discharge all Obligations in full on the Maturity Date.

     3.2 Collateral Reporting Obligations. In furtherance of the continuing assignment and security interests in the Collateral, each Borrower covenants and agrees to provide, and to cause each of its Restricted Subsidiaries to provide, to the Agent and each of the Lenders all reports and information as may be requested by the Agent, all in form and substance satisfactory to the Agent, and in particular, reports designating, identifying and describing the Accounts and Inventory, including, without limitation, the following reports and information:

(a)	within 15 days of each Fiscal Month end, the following reports as at such Fiscal Month end with respect to the Credit Parties:

	(i)	a Borrowing Base Certificate for each Borrower and a calculation of the Borrowing Base and Debt, as such terms are defined and as calculated in accordance with the Trust Indentures, for each Borrower and each Guarantor in the manner as set forth in the Borrowing Base Certificate;

	(ii)	with respect to each Borrower, a reconciliation of its Accounts and Inventory to its Borrowing Base Certificate and to its general ledger;

	(iii)	a monthly Accounts aging summary by invoice date and by division and at the request of the Agent, a detailed listing of the Accounts aging;

	(iv)	a list of insured Accounts and Accounts supported by letters of credit;

	(v)	a calculation of the Trade Accounts Receivable which would not meet the criteria of an Eligible Account Receivable for each Borrower;

	(vi)	a summary rollforward of Accounts for each of the Credit Parties and at the request of the Agent, detailed backup documentation, including, but not limited to, a copy of the internally generated month end sales journal and invoice register, cash receipts and collections journal, credit memo journal and the debit memo journal;

	(vii)	an Inventory summary report, by division and category, supported by perpetual listings or other documentation acceptable to the Agent;

5183878 v13

(viii) a calculation of Inventory which would not meet the criteria of Eligible Inventory for each Borrower;

(ix) an aged listing of the accounts payable for the applicable month;

(x) from and after the occurrence of an Activating Event, a reconciliation of the cash receipts journal to the Blocked Accounts for each of the Credit Parties;

(b)	in addition to the reports under Section 3.2(a) above, the following reports shall be delivered by each Borrower with respect to itself and its Restricted Subsidiaries within 2 Business Days of the end of each week, for the previous week, during the Non-Availability Period or during any period in which a Default or an Event of Default has occurred and is continuing:

	(i)	a Borrowing Base Certificate for each Borrower and a calculation of the Borrowing Base and Debt, as such terms are defined and as calculated in accordance with the Trust Indentures, for each Borrower and each Guarantor in the manner as set forth in the Borrowing Base Certificate;

	(ii)	with respect to each Borrower, a reconciliation of its Accounts and Inventory to its Borrowing Base Certificate;

	(iii)	a weekly Accounts aging summary by invoice date and by division and at the request of the Agent, reserves the right to request a detailed listing of the Accounts aging;

	(iv)	a list of insured Accounts and Accounts supported by letters of credit;

	(v)	a calculation of the Trade Accounts Receivable which would not meet the criteria of an Eligible Account Receivable for each Borrower;

	(vi)	a daily summary rollforward of Accounts for each of the Credit Parties and at the request of the Agent, detailed backup documentation, including, but not limited to, a copy of the internally generated month end sales journal and invoice register, cash receipts and collections journal, credit memo journal and the debit memo journal;

	(vii)	an Inventory summary report, by division and category, supported by perpetual listings or other documentation acceptable to the Agent;

5183878 v13

(viii)	a calculation of the Inventory which would not meet the criteria of Eligible Inventory for each Borrower; and

(ix)	from and after the occurrence of an Activating Event, a reconciliation of the cash receipts journal to the Blocked Accounts prepared by the Credit Parties.

In addition to the above, upon the Agent’s request, each Borrower shall provide the Agent with copies of agreements with, or purchase orders from, each of its and its Restricted Subsidiaries’ customers, copies of invoices to customers, proof of shipment or delivery, access to its computers, electronic media and software programs associated therewith (including any access codes, electronic records, contracts and signatures) and such other documentation and information relating to the Accounts, the Inventory and the Other Collateral owned by such Borrower and its Restricted Subsidiaries as the Agent may reasonably require, provided that such access does not constitute a violation of the Personal Information Protection and Electronic Documents Act (Canada) or any similar provincial privacy legislation in effect from time to time.

     3.3 Accounts and Inventory. Each Borrower acknowledges and confirms to the Agent that any and all Taxes or fees relating to the business, sales, Accounts or Inventory of such Borrower or each of its Restricted Subsidiaries are the sole responsibility of such Borrower or such Restricted Subsidiary and will pay, or cause such Restricted Subsidiary to pay, such Taxes or fees when due, subject to its right to appeal such amounts by proper proceedings if adequate reserves have been set aside by such Borrower or Restricted Subsidiary in accordance with GAAP and that none of such Taxes or fees represent a lien on or claim against the Collateral of such Borrower or Restricted Subsidiary. Each Borrower hereby further represents and warrants that it has not, and covenants that it and each of its Restricted Subsidiaries shall not commingle its Inventory with any of its customers or any other Person, including, pursuant to any bill and hold sale or otherwise, and that its Inventory is marketable to its customers in the ordinary course of business of such Borrower or Restricted Subsidiary, except as it may otherwise report in writing to the Agent pursuant to Section 3.5 hereof from time to time. Each Borrower agrees to maintain, and cause each of its Restricted Subsidiaries to maintain, such books and records regarding its Accounts and Inventory as the Agent may reasonably require and agrees that its and its Restricted Subsidiaries’ books and records will reflect the Agent’s security interest in such Accounts and Inventory. All of the books and records of the Credit Parties will be available to the Agent and the Lenders at normal business hours, on reasonable notice by the Agent, including any records handled or maintained for any Credit Party by any other company or entity.

3.4 Collection of Accounts.

5183878 v13

     (a) Each Borrower shall, and shall cause each of its Restricted Subsidiaries, at its expense, to enforce, collect and receive all amounts owing on its Accounts in the ordinary course of its business and any proceeds it so receives shall be subject to the terms hereof. On the occurrence of and during the continuance of an Event of Default, (i) any proceeds received by a Credit Party in respect of Accounts, and any cheques, cash, credit card sales and receipts, notes or other instruments or property received by a Credit Party with respect to any Collateral, shall be held by such Credit Party in trust for the Agent, separate from such Credit Party’s other property and funds, and promptly turned over to the Agent with proper assignments or endorsements by deposit to the Blocked Accounts, and (ii) each Credit Party’s rights to enforce, collect and receive all amounts owing on the Accounts shall be terminated upon notice by the Agent to such Credit Party.

     (b) Tembec Industries and, no later than 30 days following the date of this Agreement, Spruce Falls, shall, and shall cause each of its Restricted Subsidiaries to: (i) indicate on all of its invoices that funds should be delivered to and deposited in a Blocked Account; (ii) direct all of its account debtors to deposit any and all proceeds of Collateral into the Blocked Accounts; (iii) irrevocably authorize and direct any banks which maintain initial receipt of cash, cheques and other items for such Borrower or any of its Restricted Subsidiaries relating to the Collateral to promptly wire transfer all available funds to such Borrower’s or Restricted Subsidiary’s Blocked Account; and (iv) advise all such banks of the Agent’s security interest in such funds. Each Borrower shall, and shall cause each of its Restricted Subsidiaries to, provide the Agent with prior written notice of any and all Bank Accounts opened or to be opened by it subsequent to the Closing Date. All amounts received by the Agent in payment of Accounts will be credited to the Revolving Loan Account of such Borrower when the Agent is advised by its bank of its receipt of “collected funds” at the Agent’s bank account in Toronto, Ontario on the Business Day of such advice if advised no later than 12:00 p.m., Toronto time, or on the next succeeding Business Day if so advised after 12:00 p.m., Toronto time. No cheques, drafts or other instrument received by the Agent shall constitute final payment to the Agent unless and until such instruments have actually been collected.

     (c) Tembec Industries and, no later than 30 days following the date of this Agreement, Spruce Falls, shall, and shall cause each of its Restricted Subsidiaries to, establish and maintain, in its own respective name and at its expense, deposit accounts with such banks as are acceptable to the Agent (the “Blocked Accounts”) into which such Borrower or Restricted Subsidiary shall promptly cause to be deposited: (i) all proceeds of Collateral received by such Borrower or Restricted Subsidiary, including all amounts payable to such Borrower or Restricted Subsidiary from credit card issuers and credit card processors, and (ii) all amounts on deposit in deposit accounts used by such Borrower or Restricted Subsidiary at each of its locations, all as further provided in Section 3.4(b) . As at the date of this Agreement, with respect to Tembec Industries and no later than 30 days following the date of this

5183878 v13

Agreement with respect to Spruce Falls, the Agent, the banks at which the Blocked Accounts are established and the relevant Borrower have entered or shall have entered into three-party agreements, in form and substance satisfactory to the Agent (the “Blocked Account Agreements”), providing that, amongst other things, all cash, cheques and items received or deposited in the Blocked Accounts are subject to Liens in favour of the Agent, that the depository bank has no Lien upon, or right of set off against, the Blocked Accounts and any cash, cheques, items, wires or other funds from time to time on deposit therein, except as otherwise provided in the Blocked Account Agreements, and that at any time during a Non-Availability Period or upon the occurrence and during the continuance of a Default or Event of Default (each, an “Activating Event”) then immediately upon written notice from the Agent (an “Activating Notice”), the depository bank will, on a daily basis, wire, or otherwise transfer, in immediately available funds, all funds received or deposited into the Blocked Accounts to such bank account as the Agent may from time to time designate for such purpose. Each Borrower hereby confirms and agrees that all amounts deposited in such Blocked Accounts whether as proceeds of Inventory or other Collateral, shall be subject to the Liens in favour of the Agent. Upon five Business Days’ written notice by any Borrower, the Agent shall withdraw any Activating Notices previously issued and then in effect if at the time of and since such written notice (i) the Non-Availability Period is no longer in effect; and (ii) no Default or Event of Default has occurred and is continuing.

     (d) Without prejudice to the Agent’s rights to issue an Activating Notice at any time in its sole discretion following the occurrence of an Activating Event resulting from a Default, the Agent shall use its reasonable discretion in making any decision regarding the issuance of an Activating Notice in connection with an Activating Event resulting from the occurrence of a Non-Availability Period.

     (e) On each Business Day during which an Activating Notice is in effect, the Agent shall apply all amounts received by it on such Business Day from the Blocked Accounts of any Borrower to any amounts then owing by such Borrower in respect of any outstanding Revolving Loans of such Borrower. If on any such Business Day the amount received by the Agent from the Blocked Accounts of any Borrower exceeds the amounts then owing by such Borrower in respect of any Revolving Loans of such Borrower (after given effect to the foregoing application) (such excess, a “Surplus Amount”), such Surplus Amount shall be deemed to be held in trust by the Agent for and on behalf of such Borrower and the Agent shall pay such Surplus Amount to such Borrower (i) no later than the end of such Business Day, provided that amounts were received by the Agent from the relevant Blocked Accounts prior to 12:00 p.m., Toronto time, on such Business Day and (ii) if such amounts were received by the Agent after 12:00 p.m., Toronto time, on such Business Day, no later than 12:00 p.m., Toronto time, on the next Business Day. This Section 3.4(e) shall not apply at any time that an Event of Default has occurred and is continuing, or at any time and to the extent that the Agent is entitled pursuant to Section 11.1 to retain and withhold

5183878 v13

amounts otherwise payable by the Agent to, or held by the Agent for the account of, any Borrower. Notwithstanding the foregoing, at any time that all Obligations of any Borrower are satisfied in full, the Agent shall return the Surplus Amount to such Borrower in accordance with this Section 3.4(e) .

     3.5 Notices Regarding Collateral. Each Borrower agrees to notify the Agent, and cause each of its Restricted Subsidiaries to notify the Agent (a) of any matters adversely affecting the value, enforceability or collectability of any of its material Accounts and of all material customer disputes, offsets, defences, counterclaims, returns, rejections and all material reclaimed or repossessed merchandise or goods and of any material adverse effect in the value of its Inventory, in its reports provided to the Agent hereunder, in such detail and format as the Agent may reasonably require from time to time, and (b) promptly of any such matters which are material, as a whole, to its Accounts and/or its Inventory. Each Borrower shall issue credit memoranda and will provide duplicates to the Agent upon its request after the occurrence of a Default or an Event of Default upon accepting returns or granting allowances, and shall cause each of its Restricted Subsidiaries to do so.

3.6 Revolving Loan Accounts.

     (a) The Agent shall maintain a Revolving Loan Account for each Borrower on its books in which such Borrower will be charged with all loans and advances and other Accommodations made by the Agent and the Lenders to it or for its account, and with any other Obligations, including, without limitation, any and all costs, expenses and reasonable attorney’s fees which the Agent may incur on the Lenders’ behalf in connection with the exercise by or for the Agent of any of the rights or powers herein conferred upon the Agent, or in the prosecution or defence of any action or proceeding to enforce or protect any rights of the Agent or the Lenders in connection with this Agreement, the other Loan Documents or the Collateral, or any Obligations owing by such Borrower. Each Borrower will be credited with all amounts received by the Agent and/or the Lenders from such Borrower or from others for such Borrower’s account, including, without limitation, as set forth above, all amounts received by the Agent in payment of Accounts, and such amounts will be applied to payment of the Obligations of such Borrower as set forth herein. In no event shall prior recourse to any Accounts or other security granted to or by any Borrower be a prerequisite to the Agent’s right to demand payment of any Obligation. Further, it is understood that the Agent and/or the Lenders shall have no obligation whatsoever to perform in any respect any of the contracts or obligations relating to the Accounts of any Borrower.

     (b) After the end of each month, the Agent shall promptly send each Borrower a statement showing the accounting for the charges, loans, advances and other transactions occurring between the Agent on behalf of the Lenders and such Borrower during that month. The monthly statements shall constitute an account stated between each Borrower and the Agent and shall be deemed correct and

5183878 v13

binding on such Borrower unless the Agent receives a written statement of the exceptions within 30 days of the receipt of the monthly statement by such Borrower.

3.7 Sundry Credit Facilities.

     (a) Each Borrower may from time to time, by written notice to the Agent, request (and the Agent shall use its best efforts to do so upon receipt of such request, provided that such efforts shall not require the Agent to incur additional liabilities, obligations or costs to effect such arrangements, other than as contemplated under Section 3.7(c) with respect to the granting of a Sundry Credit Facility Indemnity) that the Agent arrange for a financial institution to provide Sundry Credit Facilities to such Borrower. The aggregate amount of the Sundry Credit Facility Exposure in respect of all Sundry Credit Facilities made available to the Borrowers shall not exceed at any time the Sundry Credit Facility Limit. Upon the establishment of any Sundry Credit Facility, the amount of the Sundry Credit Facility Limit shall be deemed to be outstanding and to constitute and form part of the Obligations of the Borrower in the same manner as all other Obligations of such Borrower under this Agreement, be secured by the Security Agreements and availability under CIT’s Commitment shall be reduced by such amount.

     (b) Any obligation of the Agent to arrange for a financial institution to establish any Sundry Credit Facility shall terminate (i) during the Non-Availability Period or the period in which a Default or an Event of Default has occurred and is continuing, or (ii) upon 5 Business Days prior written notice given by the Agent to the Borrowers. For greater certainty, in the event of such termination of any such obligation, availability under CIT’s Commitment shall thereafter be increased by the amount by which it was formerly reduced pursuant to Section 3.7(a) as a result of the establishment of the Sundry Credit Facilities.

     (c) In connection with the establishment of the Sundry Credit Facilities, CIT as a Lender shall, if required by the financial institution(s) providing the Sundry Credit Facilities, provide such financial institution(s) with an indemnity (the “Sundry Credit Facility Indemnity”) which shall be in form and substance satisfactory to CIT and such financial institution(s) for all indebtedness, liabilities, obligations, damages or other claims that such financial institution(s) may suffer or incur in connection with or arising out of the provision of the Sundry Credit Facilities, up to a maximum aggregate amount not exceeding the Sundry Credit Facility Limit (the “Indemnity Amount”). Without duplication to the reduction of availability under CIT’s aggregate Commitment as contemplated in Section 3.7(a), the Indemnity Amount shall be deemed to constitute and form part of CIT’s Commitment and to be outstanding and to constitute and form part of the Obligations of the relevant Borrower in the same manner as all other Obligations of such Borrower under this Agreement and CIT’s obligations thereunder shall be secured by the Security Agreements.

5183878 v13

SECTION 4 BA EQUIVALENT LOANS

     4.1 Creation of BA Equivalent Loans. Subject to the other provisions of this Agreement, each Borrower shall have the option (A) as of any date, to convert all or any part of the Prime Rate Loans to, or request that new Revolving Loans denominated in Canadian Dollars be made as, BA Equivalent Loans of various Interest Periods; (B) as of the last day of any Interest Period, to continue all or any portion of the relevant BA Equivalent Loans as BA Equivalent Loans; (C) as of the last day of any Interest Period, to convert all or any portion of the BA Equivalent Loans to Prime Rate Loans. Any BA Equivalent Loan not repaid in full on the end of the applicable Interest Period or its acceleration pursuant to Section 11 of this Agreement shall be deemed to be a Prime Rate Loan and shall be subject to the provisions of this Agreement applicable to Prime Rate Loans.

     4.2 Availability of BA Equivalent Loans. The Agent shall not be obliged to advance or convert to any BA Equivalent Loan during the continuance of any Default or Event of Default or if such BA Equivalent Loan is less than $1,000,000, or an integral multiple of $100,000 in excess thereof.

     4.3 Indemnification. If, for any reason, a BA Equivalent Loan is paid prior to the last Business Day of any Interest Period or if a BA Equivalent Loan does not occur on a date specified by the relevant Borrower in its request, such Borrower agrees to indemnify each of the Lenders against any loss (including any loss on redeployment of the deposits or other funds acquired by such Lender to fund or maintain such BA Equivalent Loan) cost or expense incurred by such Lender as a result of such prepayment.

     4.4 Number of Interest Periods. No more than three Interest Periods may be in effect with respect to outstanding BA Equivalent Loans at any one time.

     4.5 Prime Rate Loans. Unless otherwise specified by the relevant Borrower, all Revolving Loans in Canadian Dollars shall be Prime Rate Loans.

SECTION 5 LETTERS OF CREDIT

     5.1 Letters of Credit. In order to assist each Borrower in establishing or opening Letters of Credit with an Issuing Bank, each Borrower has requested the Agent, on behalf of the Lenders, to join in the applications for such Letters of Credit thereby lending the Agent’s credit to the Borrowers, and the Agent has agreed, subject to the Letter of Credit Sub-Line, to do so. These arrangements shall be handled by the Agent subject to the terms and conditions set forth below.

     (a) Within the Revolving Line of Credit and Availability, the Agent on behalf of the Lenders, shall assist each Borrower in obtaining Letter(s) of Credit in an amount not to exceed the outstanding amount of the Letter of Credit Sub-Line,

5183878 v13

provided that (i) no Default or Event of Default exists hereunder, and (ii) such Letter(s) of Credit shall not have a term that ends subsequent to any applicable Maturity Date. The Agent’s assistance for amounts in excess of the limitation set forth herein shall at all times and in all respects be in the Agent’s sole discretion. It is understood that the term, form and purpose of each Letter of Credit and all documentation in connection therewith, and any amendments, modifications or extensions thereof, must be mutually acceptable to the Agent, the Issuing Bank and the relevant Borrower. Any and all outstanding Letters of Credit shall reduce Availability and shall form part of the Obligations of the relevant Borrower, in the same manner as all other Obligations of such Borrower under this Agreement.

     (b) The Agent shall have the right, without notice to the relevant Borrower, to charge such Borrower’s Revolving Loan Account with the amount of any and all indebtedness, liability or obligation of any kind incurred by the Agent and/or the Lenders under Letters of Credit at the earlier of (a) payment by the Agent under the Letters of Credit, or (b) the occurrence of an Event of Default which is continuing. Any amount charged to such Borrower’s Revolving Loan Account shall be deemed a Revolving Loan hereunder and shall incur interest at the Prime Rate or U.S. Base Rate, as applicable.

     (c) Each Borrower hereby indemnifies the Agent and the Lenders and their respective officers, directors, agents, representatives, advisors and employees and holds each of them harmless from and against any and all damages, penalties, charges, costs, expenses, losses, claims, actions, proceedings, obligations, demands or liabilities incurred by any of them arising from any transactions or occurrences relating to Letters of Credit established or opened for such Borrower’s account, the collateral relating thereto and any drafts or acceptances thereunder, and all obligations thereunder, including, without limitation, any such loss, claim, damages, penalties, costs, expenses, actions, proceedings, obligations, demands or liabilities due to any errors, omissions, negligence, misconduct or action taken by any Issuing Bank, other than for any such loss, claim or liability arising out of the gross negligence or wilful misconduct by the Agent or the Lenders. This indemnity shall be severable from and shall survive termination of this Agreement.

     (d) Each Borrower agrees that, absent gross negligence or wilful misconduct (as determined by the final judgement of a court of competent jurisdiction), any action taken by the Agent and/or the Lenders, if taken in good faith, or any action taken by any Issuing Bank, under or in connection with Letters of Credit, shall be binding on such Borrower and shall not result in any liability whatsoever of the Agent and/or the Lenders to such Borrower.

5183878 v13

SECTION 6 COLLATERAL

     6.1 Guarantees. Each Borrower will grant to the Agent, on behalf of the Lenders, subject to the terms hereof, an unconditional and unlimited guarantee in form and substance acceptable to the Agent (collectively, the “Cross Guarantees”) pursuant to which such Borrower guarantees the Obligations of the other Borrower.

     6.2 Security. As security for the prompt payment in full and performance of all of the Obligations, each Borrower and Guarantor has granted or will grant to the Agent and shall cause each of its Restricted Subsidiaries to grant to the Agent, on behalf of the Lenders, a continuing general collateral lien and hypothec upon, and security interest in, all of its Collateral pursuant to security agreements and confirmations of security, if applicable, all in form and substance acceptable to the Agent (collectively, the “Security Agreements”). The security interests and hypothecs granted under the Security Agreements shall extend and attach to the Collateral.

     6.3 Dealings with Collateral. Each Borrower and Guarantor covenants and agrees to safeguard, protect and hold, and shall cause each of its Restricted Subsidiaries to safeguard, protect and hold, all its Inventory for the Agent’s account and, notwithstanding the terms of any of the Security Agreements, to make no disposition thereof, and to cause each of its Restricted Subsidiaries to make no disposition thereof, except in the ordinary course of its business. Upon an Event of Default which is continuing, the Agent may exercise, in the name of the applicable Credit Party, the rights of an unpaid seller, including stoppage in transit, replevin, rescission and reclamation.

     6.4 Effect of Waivers. The rights and security interests granted to the Agent and the Lenders under any Security Agreements shall continue in full force and effect, notwithstanding the termination of this Agreement or the fact that any Revolving Loan Account may from time to time be temporarily in a credit position, until the final indefeasible payment and performance in full of all Obligations and the termination of this Agreement. Any delay or omission by the Agent or the Lenders in exercising any right hereunder shall not be deemed a waiver thereof, or be deemed a waiver of any other right, unless such waiver shall be in writing and signed by the Agent and the Lenders. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

     6.5 Marshalling. Notwithstanding the Agent’s lien and security interest in the Collateral and to the extent that the Obligations are now or hereafter secured by any assets, other than the Collateral, or by the guarantee, endorsement, assets or property of any other Person, the Agent shall have the right in its sole discretion to determine which rights, liens, security interests or remedies the Agent shall at any time pursue, foreclose upon, relinquish, subordinate, modify or take any other

5183878 v13

action in respect thereof, without in any way modifying or affecting any of them, or any of the Agent’s and/or the Lenders’ rights hereunder.

     6.6 Security for Obligations. Any balances to the credit of any of the Borrowers and any other Collateral in the possession or control of the Agent and/or the Lenders may be held by the Agent as security for any Obligations of such Borrower and applied in whole or partial satisfaction of such Obligations when due as it sees fit. The liens and security interests granted in the Security Agreements of each Borrower shall secure payment and performance of all now existing and future Obligations of such Borrower and all now existing and future indebtedness, liabilities and other obligations of each Borrower under the Loan Documents, including the Obligations of such Borrower as a Guarantor. The Agent may, in its discretion, charge any or all of the Obligations of either Borrower to the Revolving Loan Account of such Borrower when due.

     6.7 General Intangibles. Each Borrower shall maintain, and shall cause each of its Restricted Subsidiaries to maintain, its rights in, and the value of, all General Intangibles and rights thereto necessary to conduct its business as conducted as of the Closing Date in the ordinary course of its business, including, without limitation, by making timely payment with respect to any applicable licensed rights

SECTION 7 REPRESENTATIONS, WARRANTIES AND COVENANTS

     7.1 Representations and Warranties. To induce the Agent and the Lenders to enter into this Agreement and to make Accommodations available to the Borrowers, each Borrower hereby represents and warrants to the Agent and the Lenders, and acknowledges that the Agent and the Lenders are relying on such representations and warranties in entering into this Agreement, that:

(a)	each of the Credit Parties is a corporation duly incorporated, organized and validly subsisting under the laws of its jurisdiction of incorporation, continuance or amalgamation, as the case may be, and has full corporate power and capacity to own its assets and to carry on its business as conducted. Each Credit Party possesses all Authorizations necessary or required in respect of its operations and to properly conduct its business in the ordinary course as presently conducted and none of the Credit Parties is in default or has received notice of any Claim or is in default with respect to any such Authorizations, which in either case, could reasonably be expected to give rise to Material Adverse Effect;

(b)	each of the Credit Parties has full corporate power and authority and full legal right to enter into and perform its obligations under the Loan Documents and to obtain Accommodations hereunder, and has taken all corporate action necessary to be taken by it to authorize such acts;

5183878 v13

(c)	each Loan Document and all agreements and undertakings of each Credit Party are enforceable against each of them in accordance with their respective terms, subject only to any limitation referred to in the legal opinion delivered pursuant to Section 2.1(h);

(d)	the consummation of the transactions herein contemplated and the compliance by each Credit Party with the terms, conditions and provisions of the Loan Documents will not conflict with or result in a breach of, or constitute a default under, any Laws, the terms, conditions or provisions of the certificate of incorporation, amalgamation or continuance, as the case may be, constating documents or by-laws of any of the Credit Parties or any Material Agreement (including any Trust Indenture) to which any such Credit Party is a party or by which it or any of its property is bound, result in the creation or imposition of any Lien (other than pursuant to the Security Agreements) upon any assets of any of the Credit Parties or result in or permit any third party to terminate or acquire rights under any Material Agreement;

(e)	none of the Credit Parties is subject to any certificate of incorporation, amalgamation or continuance, as the case may be, constating document or by-law restriction, Law, Claim (other than Claims that are permitted hereunder), agreement, contract, indenture or instrument, Lien or any other restriction of any kind or character which would be contravened, breached or violated by any of the Credit Parties by virtue of the execution, delivery, performance or observance by any Credit Party of any of the terms of the Loan Documents;

(f)	each Credit Party is in compliance with all applicable Laws (including Environmental Laws) except for non-compliance which could not reasonably be expected to give rise to a Material Adverse Effect. No Default or Event of Default has occurred and is continuing;

(g)	the September 24, 2005 audited financial statements and the September 30, 2006 audited financial statements of Tembec Industries and the related internal annual unconsolidated financial statements of each Borrower, copies of each of which have been furnished to the Agent and the Lenders, fairly present the consolidated financial position of Tembec Industries and the unconsolidated financial position, respectively, of each Borrower on such dates and the results of operations and changes in financial position of each Borrower for such period, all in accordance with GAAP. All of the financial statements with respect to the Credit Parties delivered to the Agent and the Lenders from time to time fairly present the consolidated or unconsolidated, as the case may be, financial position of each of the

5183878 v13

Credit Parties as at the date thereof and the consolidated or unconsolidated, as the case may be, results of the operations of each of the Credit Parties for the period referred to therein, and, except as noted therein, prepared by the Credit Parties and their auditors in accordance with GAAP. Each Credit Party’s books and records are true, complete and accurate in all material respects;

(h)	each Credit Party:

(i) is in compliance with all legally binding Orders to which it is subject, if any, relating to Environmental Laws in all material respects, and

(ii) except as set forth on Schedule 7.1(h), is not the subject of any existing or, to the knowledge of such Borrower, threatened, actions, suits, proceedings, investigations or Orders relating to Environmental Laws which if adversely determined would have a Material Adverse Effect;

(i)	there are no actions, suits or proceedings pending, taken or, to such Borrower’s knowledge, threatened, before or by any Governmental Entity or by or against any elected or appointed public official or other Person in Canada or elsewhere, and, to the knowledge of such Borrower, no law which affects a Credit Party has been enacted, promulgated or applied which (i) challenges, or to the knowledge of such Borrower, has been proposed which may challenge, the validity or propriety of the transactions contemplated under the Loan Documents or the documents, instruments and agreements executed or delivered in connection therewith or related thereto, or (ii) could be reasonably anticipated to have a Material Adverse Effect;

(j)	each of the Credit Parties has good title to and legal and beneficial ownership of all its property and assets, including the Collateral, free and clear of any Liens other than Permitted Liens. No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase from any of the Credit Parties of any of the Collateral;

(k)	(i) each Trade Accounts Receivable is based on an actual and bona fide sale and delivery of Inventory or rendition of services to its customers, made by a Credit Party in the ordinary course of its business; (ii) all Inventory being sold and the Trade Accounts Receivable created are the exclusive property of such Credit Party and are not and shall not be subject to any lien, consignment arrangement, encumbrance, security interest or financing statement whatsoever, other than

5183878 v13

Permitted Liens; (iii) invoices evidencing such Trade Accounts Receivable are in the name of the relevant Credit Party; and (iv) the customers of the Credit Party have accepted the Inventory or services, owe and are obligated to pay the full amounts stated in the invoices according to their terms, without dispute, offset, defense, counterclaim or contra, except for disputes and other matters arising in the ordinary course of business and disputes and other matters arising out of the ordinary course of business with respect to which the Credit Party has complied with the notification requirements of Section 3.5;

(l)	all the work and services performed and goods supplied under any contract or agreement (oral or written) giving rise to the Accounts have been fully performed or supplied to acceptable standards where failure to do so could reasonably be expected give rise to a Material Adverse Effect;

(m)	at the time of issuance of each invoice, the amount payable by any customer of a Credit Party is not less than the face value of such invoice and the Accounts are due and payable not later than the date specified on such invoice, all as recorded in the books and records of the applicable Credit Party;

(n)	all (i) forecasts and projections supplied to the Agent and the Lenders were prepared in good faith, adequately disclosed all relevant assumptions and are reasonable, and (ii) other written information supplied to the Lender by the Borrowers or their Affiliates is true and accurate in all material respects. There is no fact known to such Borrower which could reasonably be expected to have a Material Adverse Effect and which has not been fully disclosed to the Agent and the Lenders. No event has occurred which could be reasonably anticipated to have a Material Adverse Effect since the date of last financial statements delivered to the Agent and the Lenders;

(o)	as of the date hereof, Schedule 7.1(o) hereto correctly and completely sets forth each Credit Party’s (A) name as it appears on its certificate of incorporation, amalgamation or continuance, (B) registered office, (C) chief executive office, (D) principal place of business, (E) Collateral locations and locations of books and records relating to the Collateral, including identifying such locations which are owned by such Borrower as Owned Properties, (F) registered tradenames, and (G) all deposit and disbursement bank accounts. As of the date hereof, all Collateral locations listed in Schedule 7.1(o) which are not identified as Owned Properties are warehouse or throughput locations. All books and records relating to the Collateral are located on the Owned Properties;

5183878 v13

(p)	except for the Permitted Liens, after filing of financing statements or registration documents of similar import in the applicable public offices of the jurisdictions in which the Collateral locations set forth in Schedule 7.1(o) are situated, the Security Agreements made by each of the Credit Parties in favour of the Agent and/or the Lenders create a valid, perfected and first priority security interest and hypothec in the Collateral and the security interests and hypothecs granted thereby constitute, subject to Permitted Liens, a first priority lien and hypothec on and security interest in the Collateral;

(q)	except for Permitted Liens, each Credit Party is, or will be, at the time additional Collateral is acquired by it, the absolute owner of the Collateral with full right to pledge, sell, consign, transfer and create a security interest therein and hypothec thereon, free and clear of any and all claims, security interests, liens or hypothecs in favour of others;

(r)	each Credit Party has filed all tax and information returns which are required to be filed. Each Credit Party has paid all Taxes, interest and penalties, if any, which have become due pursuant to such returns or pursuant to any assessment received by it, other than those in respect of which liability based on such returns is being contested in good faith and by appropriate proceedings and where adequate reserves have been established in accordance with GAAP. Adequate provision for payment has been made for all Taxes not yet due. There are no tax disputes existing or, to the knowledge of such Borrower, pending, involving a Credit Party which could reasonably be expected to have a Material Adverse Effect;

(s)	each Credit Party is in compliance in all material respects with all Material Agreements to which it is a party and such Credit Party is not, nor to the best of such Borrower’s knowledge, is any other party to any Material Agreement in default under any of the Material Agreements. No event has occurred which, with the giving of notice, lapse of time or both, would constitute a default on the part of such Credit Party, and, to the knowledge of such Borrower, on the part of any other party to the Material Agreements, under, or in respect of, any Material Agreement. There is no dispute regarding any Material Agreement to which a Credit Party is a party. All Material Agreements of each Credit Party are set forth in Schedule 7.1(s);

(t)	Schedule 7.1(t) is a correct and complete list of the name and relationship to such Borrower and each of the other Credit Parties of all of its and their Subsidiaries and other Affiliates in which such Borrower or any such Credit Party has an ownership interest or which

5183878 v13

holds an ownership interest in such Borrower or any other Credit Party as at the Closing Date;
(u)	each Credit Party is Solvent prior to and after giving effect to the making of the Revolving Loans to be made on the Closing Date and the issuance of the Letters of Credit to be issued on the Closing Date and the execution and delivery of all Loan Documents;

(v)	except as set forth on Schedule 7.1(v), as of the Closing Date (a) there is no collective bargaining agreement or other labour contract covering employees of any of the Credit Parties, (b) no such collective bargaining agreement or other labour contract is scheduled to expire during the term of this Agreement, (c) to the knowledge of such Borrower, no union or other labour organization is seeking to organize, or to be recognized as, a collective bargaining unit of employees of any of the Credit Parties or for any similar purpose, and (d) there is no pending or (to the best of such Borrower’s knowledge) threatened strike, work stoppage, material unfair labour practice claim, or other material labour dispute against or affecting any of the Credit Parties or their employees, which, in any case, could reasonably be expected to give rise to a Material Adverse Effect. Schedule 7.1(v) accurately describes all collective bargaining agreements of each of the Credit Parties, including the facility and workers covered thereby and the expiration dates of such agreements;

(w)	Schedule 7.1(w) lists all pension and benefit plans applicable to the Credit Parties, including all Canadian Benefit Plans and Canadian Pension Plans currently maintained by any Credit Party. The Canadian Pension Plans are duly registered under the ITA and all other applicable laws which require registration and no event has occurred which is reasonably likely to cause the loss of such registered status. All material obligations of the Borrowers and any other participating Credit Party (including fiduciary, contribution, funding, investment and administration obligations) required to be performed in connection with the Canadian Benefit Plans, the Canadian Pension Plans and any applicable funding agreements therefor under the terms thereof and applicable statutory and regulatory requirements, have been performed in a timely and proper fashion. Each of the Canadian Pension Plans which has a defined benefit provision is fully funded on both a going concern basis, using the same actuarial methods and assumptions as in the most recently filed actuarial valuation report, and on a solvency or termination basis, except where same could not be reasonably anticipated to have a Material Adverse Effect. There have been no improper withdrawals or applications of the assets of the

5183878 v13

Canadian Pension Plans or the Canadian Benefit Plans. There are no outstanding disputes concerning the assets or liabilities of the Canadian Pension Plans or the Canadian Benefit Plans. No events have occurred which could give rise to a partial or total wind-up of any Canadian Pension Plan. There is no non-registered Canadian Pension Plan in respect of which an event has occurred that could require immediate or accelerated funding in respect of unfunded liabilities or other deficit amounts. All payments due from any Credit Party for employee health and welfare insurance have been paid or accrued as a liability on the books of such Credit Party, each Credit Party has withheld all employee withholdings to be withheld by it and such withholdings have been timely paid to the respective Governmental Entities, and each Credit Party has made all employer contributions to be made by it pursuant to applicable law on account of the Canada Pension Plan, the Quebec Pension Plan and employment insurance and employee income taxes;

(x)	such Borrower and its ERISA Affiliates have fulfilled their respective obligations under the minimum funding standards of Section 302 of ERISA and Section 412 of the Code with respect to each Plan, except where same could not be reasonably anticipated to have a Material Adverse Effect. Neither Borrower nor any of its ERISA Affiliates has incurred any Withdrawal Liability. Neither Borrower nor any of its ERISA Affiliates has received any notification that any Multiemployer Plan is in reorganization or has been terminated within the meaning of Title IV of ERISA;

(y)	each of the Credit Parties possess all General Intangibles and rights thereto necessary to conduct its business as conducted as of the Closing Date; and

(z)	all written reports, inventory listings and certificates made or given to the Agent and the Lenders by all officers, directors and authorized representatives of the Credit Parties are true, complete and accurate in all material respects.

Each of the representations and warranties contained in this Section 7.1 shall survive the execution and delivery of this Agreement and shall be deemed to be repeated by each Borrower at the time and date of each request for, an acceptance of, an Accommodation by such Borrower notwithstanding any investigation made at any time by or on behalf of the Agent or the Lenders.

     7.2 Positive Covenants. Until termination of this Agreement and the indefeasible payment and satisfaction of all Obligations hereunder, each Borrower

5183878 v13

agrees that, without the prior written consent of the Agent and the Lenders, such Borrower shall perform the following covenants:

(a)	each Borrower agrees to maintain, and shall cause each of its Restricted Subsidiaries to maintain, books and records in accordance with GAAP, including, all books and records with respect to the Collateral owned by such Borrower or Restricted Subsidiary. Each Borrower shall permit the Agent or its agents, and any of the Lenders who may wish to accompany the Agent, following a request by the Agent on not less than 1 Business Day’s notice, to enter upon the premises of such Borrower or any of its Restricted Subsidiaries, and any other premises where the Collateral owned by such Borrower or Restricted Subsidiary may be located, at any time during normal business hours for the purpose of inspecting such Collateral and any and all records pertaining thereto. Each Borrower agrees to provide, and shall cause each of its Restricted Subsidiaries to provide, the Agent with 30 days prior written notice of any change to the information set forth in Schedule 7.1(o) and at the request of the Agent, shall provide to the Agent (i) landlord waivers satisfactory to the Agent with respect to any new Collateral locations leased by such Borrower or Restricted Subsidiary, (ii) Blocked Account Agreements with respect to any new Bank Accounts established by such Borrower or Restricted Subsidiary; and (iii) any and all documents and agreements requested by the Agent to confirm the continuation and preservation of all security interests, liens and hypothecs granted to the Agent and/or the Lenders under any Loan Document. Each Borrower also, upon the occurrence of a Default or an Event of Default that is continuing, consents (and shall cause each of its Restricted Subsidiaries to consent) to the Agent contacting any third parties the Agent may reasonably require from time to time, including, without limitation, the CRA for purposes of verifying the state of the Collateral owned by such Borrower or Restricted Subsidiary and the tax position of such Borrower or Restricted Subsidiary and agrees to execute and deliver, and to cause each of its Restricted Subsidiaries to execute and deliver, a CRA business consent form in respect thereof;

(b)	each Borrower shall, and shall cause each of the other Credit Parties to make, or cause to be made, all contributions or other payments required to be made to the Canadian Pension Plans under applicable Laws in accordance with the terms thereof when due;

(c)	each Borrower agrees to execute and deliver to the Agent, from time to time, solely for the Agent’s convenience in maintaining a record of the Collateral, such written statements, reports and schedules as the Agent

5183878 v13

may reasonably require, designating, quantifying, qualifying, identifying or describing the Collateral. Each Borrower’s failure, however, to promptly give the Agent such statements, reports or schedules shall not in any way be deemed to affect, diminish, modify or otherwise limit the Agent’s and/or the Lenders’ security interests or liens and hypothecs on the Collateral;

(d)	each Borrower agrees to comply, and to cause each of its Restricted Subsidiaries to comply, with the requirements of all applicable Laws in order to grant to the Agent a valid and perfected first security interest, lien in and hypothec on the Collateral owned by such Borrower or Restricted Subsidiary, subject only to the Permitted Liens. The Agent is hereby authorized by each Borrower for and on behalf of itself and its Restricted Subsidiaries to file (including pursuant to the applicable terms of the PPSA and with the Register of Personal and Moveable Real Rights) from time to time any financing statements, continuations or amendments covering the Collateral owned by such Borrower or its Restricted Subsidiaries whether or not a signature of such Borrower or its Restricted Subsidiaries appears thereon. Each Borrower on behalf of itself and its Restricted Subsidiaries hereby consents to and ratifies any and all execution and/or filing of financing statements (or registration documents of similar import) on, prior to or following the Closing Date by the Agent. Each Borrower agrees to do, and to cause each of its Restricted Subsidiaries to do, whatever the Agent may reasonably request, from time to time, by way of (a) filing notices of Liens, financing statements (or registration documents of similar import), amendments, renewals and continuations thereof; (b) cooperating with the Agent’s agents, representatives, advisors and employees; (c) keeping records of the Collateral owned by such Borrower or Restricted Subsidiary ; (d) transferring proceeds of any such Collateral to the Agent’s possession upon an Event of Default which is continuing; and (e) performing such further acts as the Agent and/or the Lenders may reasonably require in order to effect the purposes of this Agreement;

(e)	each Borrower agrees to maintain comprehensive/umbrella, property and casualty insurance and business interruption insurance on its and the its Restricted Subsidiaries’ assets and business under such policies of insurance, with such insurance companies, in such reasonable amounts and covering such insurable risks as are at all times reasonably satisfactory to the Agent. All policies covering the assets are, subject to the rights of any holders of Permitted Liens holding claims senior to the Agent, to be made payable to the Agent, on behalf of the Lenders, in case of loss, under a standard non-contributory

5183878 v13

“mortgagee“, “lender” or “secured party” clause and are to contain such other provisions as the Agent may require to fully protect the Agent’s and the Lenders’ interest in the Inventory owned by such Borrower and Restricted Subsidiaries and to any payments to be made under such policies. Copies of the policies shall be delivered to the Agent, with the loss payable endorsement in the Agent’s favour, on behalf of the Lenders’, and shall provide for not less than 30 days prior written notice to the Agent of any material amendment, renewal, expiration, termination or cancellation. If any Borrower fails to maintain such insurance, the Agent, on the Lenders’ behalf, may arrange for such insurance, at such Borrower’s expense, and without any responsibility on the Agent’s part for (i) obtaining the insurance; (ii) the solvency of the insurance companies; (iii) the adequacy of the coverage; or (iv) the collection of Claims. Upon the occurrence of an Event of Default which is continuing, the Agent shall, subject to the rights of any holders of Permitted Liens holding Claims senior to the Agent, have the sole right, and at its option, in the name of the Agent or any Borrower, to file Claims under any insurance policies, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any Claims under any such insurance policies;

(f)	if in the event any Borrower fails to provide the Agent with timely evidence, acceptable to the Agent, of its maintenance of the insurance coverage required pursuant to Section 7.2(e), the Agent may purchase, at such Borrower’s expense, insurance to protect the Agent’s and the Lenders’ interest in the Collateral owned by such Borrower and its Restricted Subsidiaries. The insurance acquired by the Agent on behalf of the Lenders may, but need not, protect such Borrower’s and its Restricted Subsidiaries’ interest in the Collateral, and therefore such insurance may not pay Claims which such Borrower or any of its Restricted Subsidiaries may have with respect to the Collateral or pay any Claim which may be made against such Borrower or any of its Restricted Subsidiaries in connection with the Collateral. In the event the Agent on behalf of the Lenders purchases, obtains or acquires insurance covering all or any portion of the Collateral owned by any Borrower or any of its Restricted Subsidiaries, such Borrower agrees to be responsible for all of the applicable costs of such insurance, including premiums, interest (at the applicable interest rate for Revolving Loans), fees and any other charges with respect thereto, until the effective date of the cancellation or the expiration of such insurance. The Agent may charge all of such premiums, fees, costs,

5183878 v13

interest and other charges to such Borrower’s Revolving Loan Account. Each Borrower hereby acknowledges that the costs of the premiums of any insurance acquired by the Agent on behalf of the Lenders may exceed the costs of insurance which such Borrower may be able to purchase on its own. In the event that the Agent on behalf of the Lenders purchases such insurance, the Agent will notify the relevant Borrower of said purchase within 30 days of the date of such purchase.

(g)	in the event of any loss or damage by fire or other casualty, Insurance Proceeds relating to Inventory owned by any Borrower or any of its Restricted Subsidiaries shall be applied to reduce the Revolving Loan of such Borrower.

(h)	each Borrower agrees to pay, and to cause each of its Restricted Subsidiaries to pay, when due, all Taxes, including, without limitation, sales and excise taxes, assessments, claims and other charges lawfully levied or assessed upon such Borrower or Restricted Subsidiary, including, with respect to the Collateral owned by such Borrower or Restricted Subsidiary, unless such Taxes are being diligently contested in good faith by such Borrower or Restricted Subsidiary by appropriate proceedings and adequate reserves are established in accordance with GAAP. Notwithstanding the foregoing, if any garnishment shall be issued or any lien shall be filed or claimed thereunder (a) for Taxes due to any Governmental Entity, or (b) which in the Agent’s opinion might create a valid obligation having priority over the Agent’s and the Lenders’ security over the Collateral, such lien or claim shall not be deemed to be a Permitted Lien hereunder and the relevant Borrower shall immediately pay, and cause each of its Restricted Subsidiaries to pay, such Tax and remove the lien of record or discharge the garnishment. If any Borrower or its Restricted Subsidiary fails to pay such tax and remove such lien or discharge such garnishment promptly, then at the Agent’s election, the Agent may (i) create an Availability Reserve in such amount as it may deem appropriate in its sole business judgment, or (ii) upon the occurrence of a Default or Event of Default, imminent risk of seizure or garnishment, filing of any priority lien, claim, forfeiture, or sale of the Collateral, pay such Taxes on such Borrower’s or Restricted Subsidiary’s behalf, and the amount thereof shall be an Obligation secured by the Loan Documents and due on demand;

(i)	each Borrower agrees to comply, and shall cause each of its Restricted Subsidiaries to comply, with (a) all Laws, where failure to comply with such Laws would have a Material Adverse Effect, provided that such

5183878 v13

Borrower or Restricted Subsidiary may contest any acts, rules, regulations, orders and directions of any Governmental Entity in any reasonable manner which will not, in the Agent’s reasonable opinion, materially and adversely effect the Agent’s and/or the Lender’s rights or priority in the Collateral as determined by the Agent in its sole discretion; and (b) any and all Authorizations required for such Borrower or Restricted Subsidiary to operate its business and any and all Laws as presently existing or as adopted or amended in the future, applicable to the Collateral, the ownership and/or use of its Owned Properties and operation of its business, where the failure to so comply with would have a Material Adverse Effect;

(j)	each Borrower agrees to safeguard, protect and hold all Inventory, and to cause each of its Restricted Subsidiaries to safeguard, protect and hold all Inventory owned by such Borrower or Restricted Subsidiary, for the Agent’s and the Lenders’ account and not to dispose of, and to cause each of its Restricted Subsidiaries not to dispose of, Inventory owned by such Borrower or Restricted Subsidiary except in the ordinary course of its business as herein provided. Each Borrower shall sell and ship, and cause each of its Restricted Subsidiaries to sell and ship, to its customers only in its ordinary course of business. Upon the sale, exchange, or other disposition of Inventory, as herein provided, the security interest and hypothec in the Inventory provided for herein shall, without break in continuity and without further formality or act, continue in, and attach to, all proceeds, including any instruments for the payment of money, Trade Accounts Receivable, documents of title, shipping documents, chattel paper and all other cash and non-cash proceeds of such sale, exchange or disposition. As to any such sale, exchange or other disposition, the Agent and the Lenders shall have all of the rights of an unpaid seller, including stoppage in transit, replevin, rescission and reclamation. Irrespective of the Agent and/or Lenders' perfection status in any and all of the General Intangibles of the Credit Parties, including, without limitations, any Patents, Trademarks, Copyrights or licenses with respect thereto, each Borrower hereby irrevocably grants for and on behalf of itself and the other Credit Parties, and shall cause the other Credit Parties to irrevocably grant, to the Agent on behalf of the Lenders, a royalty free license to sell, or otherwise dispose of or transfer, in accordance with Section 11.3 of this Agreement and the applicable terms hereof, any of the Inventory upon the occurrence of an Event of Default which has not been waived in writing by the Lender;

5183878 v13

(k)	each Borrower shall maintain, and shall cause each of its Restricted Subsidiaries to maintain, its rights in, and the value of, all of its General Intangibles in the ordinary course of its business, including, without limitation, by making timely payment with respect to any applicable licensed rights. In furtherance of the foregoing, each Borrower shall provide timely notice to the Agent of any additional licenses, Patents, Trademarks, trade names, service marks, Copyrights, brand names, trade names, logos and other trade designations acquired or applied for subsequent to the Closing Date by such Borrower or its Restricted Subsidiaries relating to the Collateral. Each Borrower hereby irrevocably grants to the Lender for and on behalf of itself and its Restricted Subsidiaries (and shall cause each of its Restricted Subsidiaries to take all actions necessary to give effect to the foregoing) a royalty-free, non-exclusive license in the General Intangibles of such Restricted Subsidiary, including trade names, Trademarks, Copyrights, Patents, licenses, and any other proprietary and intellectual property rights and any and all right, title and interest in any of the foregoing, for the sole purpose, upon the occurrence of an Event of Default, of the right to (i) advertise for sale and sell or transfer any Inventory bearing any of the General Intangibles, and (ii) make, assemble, prepare for sale or complete, or cause others to do so, any applicable raw materials or Inventory bearing any of the General Intangibles, including use of any equipment, Owned Properties and Leases for the purpose of completing the manufacture of unfinished goods, raw materials or work-in-process comprising Inventory, and apply the proceeds thereof to the Obligations hereunder, all as further set forth in this Agreement and irrespective of whether the Agent and/or the Lenders have any lien, security interests or hypothec in any General Intangibles;

(l)

	(I)	the Borrowers agree that, unless the Agent and each of the Lenders shall have otherwise consented in writing, in addition to the reports and information set forth in Section 3.2 of this Agreement, the Borrowers will furnish to the Agent and each of the Lenders (a) within 90 days after the end of each Fiscal Year, (i) the audited Consolidated Balance Sheet of Tembec Industries as at the close of such year, the audited Consolidated Statement of Operations of Tembec Industries for such year, a consolidated statement of cash flow of Tembec Industries for such year and a consolidated statement of retained earnings of Tembec Industries for such year, and the unaudited Consolidated Balance Sheet of Spruce Falls as at the close of

5183878 v13

such year, the unaudited Consolidated Statement of Operations of Spruce Falls for such year, an unaudited consolidated statement of cash flow of Spruce Falls for such year and an unaudited consolidated statement of retained earnings of Spruce Falls for such year, such statements to be prepared by a reputable national firm of independent chartered accountants, and (ii) the internal consolidated and consolidating balance sheets as at the close of such year and the internal consolidated and consolidating income statements of each of the Credit Parties, for such year, and the consolidated and consolidating statements of retained earnings of such Credit Parties for such year; (b) within 30 days after the end of each Fiscal Year, the Projections for the next Fiscal Year; (c) within 45 days after the end of each Fiscal Quarter, (i) the unaudited Consolidated Balance Sheet of Tembec Industries as at the close of such quarter, the unaudited Consolidated Statement of Operations of Tembec Industries for such quarter, a consolidated statement of cash flow of Tembec Industries for such quarter and a consolidated statement of retained earnings of Tembec Industries for such quarter, and (ii) the internal consolidated and consolidating balance sheets as at the close of such quarter and the internal consolidated and consolidating income statements of each of the Credit Parties, for such quarter and year-to-date, and the consolidated and consolidating statements of retained earnings of such Credit Parties for such quarter and year-to-date, in each case, certified by an authorized financial or accounting officer of each Borrower, and (iii) an officer’s certificate, signed by a designated authorized signing officer of each Credit Party setting forth the calculation of the Borrowing Base and Debt for such Credit Party as defined in and in accordance with the terms and conditions of the Trust Indentures; (d) within 10 Business Days after the end of each Fiscal Month, a certificate of an officer of Tembec Industries (i) setting forth the calculation of EBITDA for the 12 month period then ended, and (ii) for so long as there are Liens in favour of Hydro-Quebec, certifying that all amounts owing to Hydro-Quebec by each Borrower have been paid when due with respect to the previous month; (e) within 15 days after the end of each Fiscal Month, a summary of EBITDA for each Borrower by location and at the request of the Agent, monthly financial statements for each Borrower by location; (f) copies of all material correspondence, actuarial valuation reports and other filings with any pension regulators or the applicable Governmental Entity to which such correspondence, reports

5183878 v13

and filings must be sent, including any filings furnished to the trustee under any Canadian Pension Plan and copies of any valuation reports prepared by the Borrowers’ actuary and confirming that all contributions to be made in respect of the Canadian Pension Plans have been made when due; and (g) from time to time, such further information regarding the business affairs and financial condition of the Borrowers and their consolidated subsidiaries as the Agent may reasonably request, including, without limitation, the accountant’s management practice letter, all in form and substance satisfactory to the Agent. Each financial statement which the Borrowers are required to submit hereunder must be accompanied by an officer’s certificate, signed by a designated authorized signing officer of each Borrower, pursuant to which such officer must certify, without personal liability, that (x) the financial statement(s) fairly and accurately represent(s) the Borrowers’ consolidated or unconsolidated, as the case may be, financial condition at the end of the particular accounting period, as well as the Borrowers’ operating results during such accounting period, subject to year-end audit adjustments, all calculated in accordance with GAAP; and (y) during the particular accounting period (A) there has been no Default or Event of Default, provided however, that if any such officer has knowledge that any such Default or Event of Default has occurred during such period, the existence of and a detailed description of same shall be set forth in such officer’s certificate; (B) neither Borrower has received any notice of cancellation with respect to any of its insurance policies which it is required to maintain or is contemplated pursuant hereto; and (C) neither Borrower is aware of the existence of any facts and has not received any notice which, in either case, could result in a Material Adverse Effect, in the form attached hereto as Exhibit “D”;

(II)	the Borrower will inform the Agent of (i) the making of any Restricted Payment and (ii) any repayment exceeding, in the aggregate, $1,000,000 (or the Equivalent in U.S. Dollars) of any Debt, in each case, by Spruce Falls to Tembec Industries or any Subsidiary of Tembec Industries, excluding normal course reimbursement of inter-company expenses owed to its Affiliates, by delivering to the Agent a written notice to that effect at least 15 Business Days prior to declaring any such Restricted Payment, and 3 Business Days prior to any repayment contemplated by (ii) above;

5183878 v13

(m)	each Borrower agrees to (a) deliver to the Agent in sufficient quantities for distribution to each Lender any other documents, statements, certificates, records, appraisals, reports and information (excluding environmental reports) which the Agent may reasonably require from time to time; (b) maintain, and cause each of its Restricted Subsidiaries to maintain, any and all Authorizations required to operate its business except where the failure to do so would not have a Material Adverse Effect and immediately notify the Agent in writing of any termination, suspension, rescission, amendment, cancellation, change or expiration of such Authorizations and of any violation of any Authorizations, industry standard or Laws which could result in a Material Adverse Effect; (c) fulfil and perform, and cause each of its Restricted Subsidiaries to fulfil and perform, any and all warranty obligations to its customers which could impact the recoverability of any Account which would have a Material Adverse Effect; and (d) forthwith notify the Agent in writing of any other matter which could reasonably be expected to give rise to a Material Adverse Effect or which could jeopardize the Agent and/or the Lenders’ first secured priority position, subject to Permitted Liens, over the Collateral;

(n)	each Borrower will, and will cause each of its Restricted Subsidiaries to, at its expense, forever warrant and defend the Collateral owned by such Borrower or Restricted Subsidiary from any and all Claims and demands of any other Person other than a holder of a Permitted Lien;

(o)	each Borrower will participate, and will cause each of its Restricted Subsidiaries to participate, and will cause their respective key management personnel to participate, in a meeting with the Agent and all of the Lenders periodically during each year, which meeting(s) shall be held with such frequency and at such places as may be reasonably requested by the Agent or the Required Lenders;

(p)	each Borrower will provide access, and shall cause each of its Restricted Subsidiaries to provide access, to the Agent and the Lenders and their respective agents, representatives, appraisers and employees to all Collateral locations of such Borrower or Restricted Subsidiary in respect of, or to conduct, any and all appraisals and field examinations and audits with respect to such Borrower or Restricted Subsidiary and its Collateral;

(q)	each Borrower agrees to establish and maintain, to the satisfaction of the Agent, financial and collateral operating and reporting systems for itself and its Restricted Subsidiaries, including the ability of such Borrower and each of its Restricted Subsidiaries to accurately track and report Collateral owned by it, to report Prior Claims on a monthly

5183878 v13

basis and to provide financial reports in a manner satisfactory to the Agent; and
(r)	each Borrower agrees to maintain, and to cause each of its Restricted Subsidiaries, if applicable, to maintain, all Leases in good standing, and to make payments, and to cause each relevant Restricted Subsidiary to make payments, in respect of any and all amounts owing under such Leases, unless the Agent, in its sole and reasonable discretion, is of the view that the value of the Collateral located at the relevant leased premises is immaterial.

      7.3 Negative Covenants. Until termination of this Agreement and the indefeasible payment and satisfaction of all Obligations hereunder, each Borrower covenants and agrees that, without the prior written consent of the Agent and the Lenders, except as otherwise herein provided, such Borrower will not, and will not permit any of its Restricted Subsidiaries to:

(a)	mortgage, assign, pledge, transfer or otherwise permit any Lien, (whether as a result of a Purchase Money Mortgage or other security interests (other than inventory supplied to such Borrower or any of its Restricted Subsidiaries on a consignment basis which is not recorded by such Borrower or Restricted Subsidiary on its books and records as its Inventory)) to exist on, or to become enforceable against, any of the property, assets or undertaking of such Borrower or Restricted Subsidiary, including, without limitation, the Collateral, whether now owned or hereafter acquired, except for Permitted Liens, provided however that, with respect to such Permitted Liens set forth in clauses (a), (f) and (g) of the definition thereof, such mortgaging, assigning, pledging, transferring or otherwise permitting any such Lien to so exist, will not create or result in the breach of or non-compliance with any provisions of the Trust Indentures, and without limiting the generality of the foregoing, with respect to such mortgaging, assigning, pledging or transferring of or with respect to any such Permitted Lien, no Default or Event of Default shall have occurred which is continuing or would result therefrom;

(b)	sell, assign, transfer, factor or otherwise dispose of any of the property, assets or undertaking of such Borrower or any of its Restricted Subsidiaries which are included in or form part of the Collateral, except for (i) the transfer of any such property or assets by Spruce Falls or any of the Restricted Subsidiaries to Tembec Industries; (ii) Inventory sold in the ordinary course of business of such Borrower or such Restricted Subsidiary; (iii) Accounts of such Borrower or such Restricted Subsidiary arising from sales to customers residing outside of Canada or the United States of America which are not Eligible

5183878 v13

Accounts Receivable and which are sold on an arm’s-length basis at fair market value for cash consideration paid to such Borrower or such Restricted Subsidiary; (iv) Letters of Credit which are sold at fair market value on a non-recourse basis for cash consideration in the ordinary course of business of such Borrower or such Restricted Subsidiary; and (v) provided no Default or Event of Default has occurred which is continuing or would result therefrom, the sale by Tembec Industries of certain of its Accounts and Inventory to Spruce Falls upon terms and conditions which are satisfactory to the Agent in its sole discretion.

(c)	assume, incur or otherwise become liable upon or with respect to any Debt or Debt Guarantee at any time that (i) a Default or an Event of Default has occurred which is continuing or would result therefrom, (ii) during any Non-Availability Period; provided that (y) such Borrower or any of its Restricted Subsidiaries may become liable with respect to any Debt by the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) during a Non-Availability Period, but provided no Default or Event of Default has occurred which is continuing or would result therefrom, such Borrower or any of its Restricted Subsidiaries may assume, incur or otherwise become liable upon or with respect to any Debt or Debt Guarantee in an aggregate amount for all such Debt and Debt Guarantee for all of the Credit Parties not to exceed $35,000,000 (which shall include, for greater certainty, Debt with respect to Purchase Money Mortgages), or (iii) such assumption, incurrence or becoming liable for such Debt would, without limiting the generality of the foregoing, create or result in a breach of or non- compliance with any provisions of the Trust Indentures;

(d)	enter into any amalgamation or merger other than, provided no Default or Event of Default has occurred which is continuing or would result therefrom, an amalgamation or merger of a Credit Party with such Borrower or with another Credit Party or with a wholly-owned subsidiary of a Credit Party, other than in the case of any Credit Party, with Spruce Falls; provided further that each Borrower shall execute and deliver, or shall cause each of its Restricted Subsidiaries to execute and deliver, prior to or simultaneously with any such action, any and all documents and agreements requested by the Agent to confirm the continuation and preservation of all security interests, liens and hypothecs granted to the Agent and or Lenders hereunder;

(e)	move any Inventory forming part of the Collateral from any location disclosed to the Agent other than in the ordinary course of its business;

5183878 v13

provided that any Credit Party shall have the right to remove or add to any locations set out at any time in Schedule 7.1(o) upon 30 days prior written notice to the Agent and provided that the Agent’s and the Lenders’ security interest and hypothec in Inventory is not, in the sole opinion of the Agent, adversely affected. Each Borrower acknowledges that the Agent may not consider Inventory at any such additional location to be Eligible Inventory unless, if applicable, appropriate Availability Reserves and/or landlord waivers satisfactory to the Agent have been delivered in respect of such location;

(f)	compromise, adjust or extend the time for payment of any Accounts forming part of the Collateral or grant any discounts, allowances or credits thereon, in each case, other than (i) in the normal course of business, (ii) if such Accounts are guaranteed as to payment by means of a letter of credit, surety bond or in any other manner satisfactory to the Agent, where such letter of credit or a surety bond is issued or confirmed by, and payable at, banks having a place of business in the United States of America or Canada acceptable to the Agent in its sole and reasonable discretion, or (iii) if, in the opinion of the relevant Borrower, acting reasonably, an extension of the payment date may permit further payment of otherwise delinquent Accounts;

(g)	except as provided in Section 7.3(d), alter or modify its corporate existence, re-incorporate or enter into or engage in any business, operation or activity which is materially different from the businesses being conducted by such Borrower or any of its Subsidiaries as at the date of this Agreement or any activity related to such businesses (whether or not such activity is carried on as at the date of this Agreement);

(h)	subject to the next following sentence, declare, make or pay any Restricted Payments at any time (i) that a Default or an Event of Default has occurred which is continuing or would result therefrom, or (ii) during any Non-Availability Period; provided that during a Non- Availability Period, but, provided no Default or Event of Default has occurred which is continuing or would result therefrom, a Credit Party may declare, make or pay a Restricted Payment contemplated by (d) of the definition thereof in an aggregate amount for all Restricted Payments declared, made or paid by all of the Credit Parties not to exceed $5,000,000. Each of Spruce Falls and the Restricted Subsidiaries may make such Restricted Payments to Tembec Industries or any of its Subsidiaries.

5183878 v13

(i)	issue any Shares which would cause or result in the occurrence of a Default or an Event of Default;

(j)	subject to the next following sentence, make any advances, loans or other extensions of credit or capital contributions (other than prepaid expenses in the ordinary course of business) to (by means of transfers of property, money or assets), or any purchase of any shares, stocks, bonds, notes, debentures or other Securities of or ownership interest in, any Person or acquire all or substantially all the assets of, any Person or of a business carried on by, or a division of, any Person, or any other investment in any Person (hereinafter collectively referred to as “Investments”) at any time that (i) Default or an Event of Default has occurred which is continuing or would result therefrom, or (ii) during any Non-Availability Period; provided that during a Non- Availability Period, but, provided no Default or Event of Default has occurred which is continuing or would result therefrom, a Credit Party may make Investments in an aggregate amount for all Investments made by all of the Credit Parties not to exceed $10,000,000. Each of Spruce Falls and the Restricted Subsidiaries may make advances or loans to Tembec Industries or any of its Subsidiaries;

(k)	change its practices in effect on the date of this Agreement with respect to the invoicing and collection of Accounts except after prior consultation with the Agent and the Lenders;

(l)	enter into any transaction, including, without limitation, any purchase, sale, lease, loan or exchange of property with any Affiliate of any Credit Party or any other Person not dealing at arm’s-length (within the meaning of the ITA) with any Credit Party except as otherwise permitted in this Agreement and except, a Credit Party may enter into transactions pursuant to the reasonable requirements of such Credit Party and upon terms and conditions which are no less favorable to such Credit Party than such Credit Party could obtain in a comparable arm’s-length transaction with a Person who is not an Affiliate of such Credit Party or with a Person who is dealing at arm’s-length (within the meaning of the ITA) with such Credit Party;

(m)	terminate or wind-up (in whole or in part) any Canadian Pension Plan if, as a result of such termination or wind-up, any Credit Party may be required to make an additional contribution (at the time of such termination or wind-up or at any time thereafter) to such Canadian Pension Plan, or to incur any wind-up deficiency (at the time of such termination or wind-up or at any time thereafter) to such Canadian Pension Plan, equal to or in excess of $10,000,000 or the equivalent thereof in another currency for such Canadian Pension Plan and all

5183878 v13

Canadian Pension Plans so previously terminated or wound up after the date hereof at any time (i) that a Default or an Event of Default has occurred which is continuing or would result therefrom, or (ii) during any Non-Availability Period;

(n)	create, incorporate or acquire any corporation or limited partnership which would constitute a Subsidiary of Spruce Falls or of any of its then current Subsidiaries, without 3 Business Days prior written notice to the Agent; or

(o)	in as much as the Borrowers and any of their Subsidiaries are prohibited from consenting to any restriction or encumbrance on payments, transfer of assets or provision of financial assistance between the Borrowers and any of their respective Subsidiaries or between any Subsidiary of the Borrowers, pursuant to any instrument or agreement relating to Debt for borrowed money incurred by Tembec Inc., Tembec Industries or their respective Subsidiaries, Spruce Falls will not acquire or constitute any Subsidiaries until such prohibitions are waived, amended or cease to be of any effect.

       7.4 Appraisal and Performance Covenants. Period:     During the Non-Availability

(a)	the Agent and the Lenders shall be entitled to conduct at any time and from time to time, at the Borrowers’ sole cost and expense, Inventory appraisals of each of the Credit Parties; and the Borrowers shall provide access, and shall cause each of their respective Restricted Subsidiaries to provide access, to the Agent and the Lenders and their respective agents, representatives, appraisers and employees to all Collateral locations in respect of any and all such appraisals and field examinations and audits;

(b)	Tembec Industries shall maintain at all times EBITDA of not less than $150,000,000, calculated at the end of each Fiscal Month for the 12 month period then ended; provided that for the purposes of this calculation, EBITDA shall be increased by the amount of the net proceeds of any Debt which is unsecured with respect to any property or assets of the Borrowers or any of their Restricted Subsidiaries or any common share equity issuances of each of the Borrowers, in each case, which is permitted to be incurred or issued pursuant to the provisions of this Agreement, received by such Borrowers during such period; and

(c)	the Borrowers shall not make or incur any Capital Expenditures, and shall cause each of their respective Restricted Subsidiaries not to make

5183878 v13

or incur any Capital Expenditures, if, after giving effect thereto, the aggregate amount of all Capital Expenditures by the Credit Parties for any Fiscal Year would be greater than 120% of budgeted annual Capital Expenditures as set forth in the Projections.

In addition, if an Event of Default has occurred and is continuing, the Agent and the Lenders shall be entitled to exercise the rights set forth in Section 7.4(a) .. Furthermore, notwithstanding that a Non-Availability Period is not in effect and that no Event of Default has occurred which is continuing, the Agent and the Lenders shall be entitled to conduct an annual Inventory appraisal of each of the Credit Parties at the Borrowers’ sole cost and expense; and the Borrowers shall provide access, and shall cause each of their respective Restricted Subsidiaries to provide access, to the Agent and the Lenders and their respective agents, representatives, appraisers and employees to all Collateral locations in respect of any and all such appraisals and field examinations and audits.

     7.5 Indemnification. Each Borrower hereby agrees to indemnify and hold harmless the Agent and each of the Lenders and their respective officers, directors, employees, attorneys and agents (each an “Indemnified Party”) from, and hold each of them harmless against, any and all losses, liabilities, obligations, claims, actions, proceedings, demands, damages, penalties, costs and expenses (including attorney’s fees) and any payments made by the Agent or any Lender pursuant to any indemnity provided by any such Person with respect to or to which any Indemnified Party could be subject insofar as such losses, liabilities, obligations, claims, actions, damages, penalties, disbursements, costs, fees or expenses arise with respect to the Loan Documents, including, without limitation, those which may arise from or relate to (a) the Blocked Accounts, any depository account and/or any and all agreements executed in connection with the foregoing; (b) the issuance of any Letters of Credit; (c) the establishment of any Sundry Credit Facilities and any indemnity issued by the Agent or any Lender in connection with the Sundry Credit Facilities (including the Sundry Credit Facility Indemnity); (d) any and all claims or expenses asserted against the Agent and/or the Lenders as a result of such Credit Party’s failure to comply with any Authorization or any environmental pollution, hazardous material or environmental clean-up relating to the Owned Properties; and (e) any claim or expense which results from such Credit Party’s operations (including, but not limited to, such Credit Party’s off-site disposal practices) and use of the Owned Properties, which the Agent or the Lenders may sustain or incur (other than solely as a result of the gross negligence or wilful misconduct of the Agent and the Lenders as determined by a court of competent jurisdiction), all whether through the alleged or actual negligence of such Person or otherwise, except and to the extent that the same results from the gross negligence or wilful misconduct of such Indemnified Party as finally determined by a court of competent jurisdiction. Each Borrower hereby agrees that this indemnity shall be severable

5183878 v13

from and shall survive any termination of this Agreement, as well as the payment in full of the Obligations which may be due hereunder.

SECTION 8 INTEREST, FEES AND EXPENSES

8.1 Interest and Fees.

     (a) Interest on the Revolving Loans made to each Borrower (other than the loans by way of BA Equivalent Loans and LIBOR Loans) shall be calculated and payable monthly by each Borrower to the Agent on behalf of the Lenders as of the end of each month based on a 365 day year and a 366 day year in the case of a leap year.

     (b) Interest on Prime Rate Loans shall be in an amount equal to XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX per annum on the balance owing by each Borrower to the Agent and the Lenders in the Revolving Loan Account of such Borrower for Prime Rate Loans at the close of each day during such month. In the event of any change in the Prime Rate, the rate hereunder for Prime Rate Loans shall change, as of the date of such change, so as to remain XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. The Agent shall be entitled to charge each Borrower’s Revolving Loan Account, as applicable, for any and all fees, costs and expenses permitted to be charged to such Borrower by the Agent on behalf of itself and the Lenders under this Agreement at the rate provided for herein for Prime Rate Loans when due until all such Obligations have been indefeasibly paid in full.

     (c) Interest on US Base Rate Loans shall be in an amount equal to XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX per annum on the balance owing by each Borrower to the Agent and the Lenders in the Revolving Loan Account of such Borrower for US Base Rate Loans during the close of each day during such month. In the event of any change in the US Base Rate, the rate hereunder for US Base Rate Loans shall change, as of the date of such change, so as to remain XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. The Agent shall be entitled to charge each Borrower’s Revolving Loan Account, as applicable, for any and all fees, costs and expenses permitted to be charged to such Borrower by the Agent on behalf of itself and the Lenders under this Agreement at the rate provided for herein for US Base Rate Loans when due until all such Obligations have been indefeasibly paid in full.

     (d) Interest on BA Equivalent Loans shall be in an amount equal to XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX for the applicable Interest Period, such rate to remain fixed for such period. The Agent on behalf of the Lenders shall be entitled to charge each Borrower’s Revolving Loan Account, as applicable, for any and all fees, costs and expenses incurred by the Agent and permitted to be charged to such Borrower by the Agent on behalf of the Lenders under this Agreement at the rate provided for herein for BA Equivalent Loans when due until all such Obligations have been indefeasibly paid in full.

5183878 v13

     (e) Upon and after the occurrence of an Event of Default which is continuing, all Obligations shall bear interest at the Default Rate of Interest.

     (f) In consideration of the Agent’s assistance with respect to the issuance of Letters of Credit, each Borrower shall pay to the Agent on behalf of the Lenders, the Letter of Credit Fee in an amount equal to XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX per annum of the Face Amount of each Letter of Credit issued to such Borrower and is outstanding, payable monthly on the date of issuance of such Letter of Credit and thereafter, on the first Business Day of each month.

     (g) In the event that any Borrower, with the Agent’s assistance, elects to use CIBC or another financial institution to issue Letters of Credit or to provide the Sundry Credit Facilities, such Borrower shall pay (i) to the Agent in order to induce the Agent to provide a guarantee of payment or performance or indemnification to any Person providing Letters of Credit or the Sundry Credit Facilities to such Borrower, a fee as set forth in the Agency Arrangement Letter; and (ii) to CIBC or such other financial institution which issues Letters of Credit or provides the Sundry Credit Facilities, the standard fees, charges and expenses of CIBC or such other financial institution for issuing such Letters of Credit or providing such Sundry Credit Facilities.

     (h) Each Borrower shall promptly reimburse or pay the Agent and each of the Lenders, as the case may be, for any and all of their Out-of-Pocket Expenses.

     (i) Upon the first Business Day of each month commencing on January 1, 2007, the Borrowers shall pay to the Agent, on behalf of the Lenders, the Line of Credit Fee for the immediately preceding month.

     (j) The Borrowers shall pay to the Agent the Agent’s standard charges, fees, costs and expenses (i) for the Agent’s personnel used by the Agent for conducting its field examinations and account verifications as set forth in the Agency Arrangement Letter, and (ii) for protecting, safeguarding, verifying, preserving or disposing of all or any part of the Collateral and enforcing any of its rights hereunder or under any other Loan Document, as incurred by the Agent. Such fees shall be in addition to the Administrative Management Fee and any Out-of Pocket Expenses.

     (k) Each Borrower hereby authorizes the Agent to charge its Revolving Loan Account with the amount of all payments due by it under any of the Loan Documents as such payments become due. Each Borrower confirms that any charges which the Agent may so make to its Revolving Loan Account as herein provided will be made as an Accommodation to such Borrower and solely at the Agent’s discretion.

     8.2 Changes in Laws. In the event that the Agent (or any financial institution which may from time to time become a Lender hereunder (hereafter a “participant”)) shall have determined in the exercise of its reasonable business

5183878 v13

judgment that, subsequent to the Closing Date, any change in applicable law, rule, regulation or guideline regarding capital adequacy, or any change in the interpretation or administration thereof, or compliance by the Agent or such participant with any new request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on the Agent’s or such participant’s capital as a consequence of its obligations hereunder to a level below that which the Agent or such participant could have achieved but for such adoption, change or compliance (taking into consideration the Agent or such participant’s policies with respect to capital adequacy) by an amount reasonably deemed by the Agent or such participant to be material, then, from time to time, the Borrowers shall pay no later than 5 days following demand to the Agent or such participant such additional amount or amounts as will compensate the Agent’s or such participant’s for such reduction. In determining such amount or amounts, the Agent or such participant may use any reasonable averaging or attribution methods. The protection of this Section 8.2 shall be available to the Agent or such participant regardless of any possible contention of invalidity or inapplicability with respect to the applicable Law or condition. A certificate of the Agent or such participant setting forth such amount or amounts as shall be necessary to compensate the Agent or such participant with respect to this Section 8.2 and the calculation thereof when delivered to the Borrowers shall be prima facie evidence of such amount. Notwithstanding anything in this Section to the contrary, in the event the Agent or such participant has exercised its rights pursuant to this Section, and subsequent thereto determines that the additional amounts paid by the Borrowers in whole or in part exceed the amount which the Agent or such participant actually required to be made whole, the excess, if any, shall be returned to the Borrowers by the Agent or such participant.

       8.3 Increased Expenses. In the event that any applicable Law, treaty or governmental regulation, or any change therein or in the interpretation or application thereof, or compliance by the Agent or such participant with any request or directive (whether or not having the force of law) from any central bank or other financial, monetary or other authority, shall:

(a)	subject the Agent or such participant to any tax of any kind whatsoever with respect to this Agreement or change the basis of taxation of payments to the Agent or such participant of principal, fees, interest or any other amount payable hereunder or under any other documents (except for changes in the rate of tax on the overall net income of the Agent or such participant by the federal government or the jurisdiction in which it maintains its principal office);

(b)	impose, modify or hold applicable any reserve, special deposit, assessment or similar requirement against assets held by, or deposits

5183878 v13

in or for the account of, advances or loans by, or other credit extended by the Agent or such participant by reason of or in respect to this Agreement and the Loan Documents; or
(c)	impose on the Agent or such participant any other condition with respect to this Agreement and any other Loan Document;

and the result of any of the foregoing is to increase the cost to the Agent or such participant of making, renewing or maintaining its loans hereunder by an amount that the Agent or such participant deems to be material in the exercise of its reasonable business judgment and acting in good faith or to reduce the amount of any payment (whether of principal, interest or otherwise) in respect of any of the loans by an amount that the Agent or such participant deems to be material in the exercise of its reasonable business judgment and acting in good faith, then, in any case the Borrowers shall pay the Agent or such participant, within 5 days following its demand, such additional cost or such reduction, as the case may be; provided however that the Borrowers shall only be liable to compensate the Agent and any participant for any such increased cost or reduced amount suffered by the Agent and any participant during the period commencing 90 days prior to the date of such demand. Once the Borrowers have been notified by the Agent of such increased cost or reduced amount, the Borrowers shall be liable to compensate the Agent and any participant for any such increased cost or reduced amount for so long thereafter as the Agent and any participant suffers any such increased cost or reduced amount. For purposes of this Section 8.3 the term “taxes” does not include income taxes, franchise taxes or capital taxes imposed on the Agent or such participant. If the Agent and any participant becomes entitled to claim any additional amount pursuant to this section, it shall notify the Borrowers of the event by reason of which it has become so entitled promptly upon the Agent becoming aware of such event. The Agent or such participant shall certify the amount of such additional cost or reduced amount to the Borrowers and the calculation thereof and such certification shall be prima facie evidence of such amount.

     8.4 Taxes.

     (a) All payments to the Agent and the Lenders by the Borrowers under any of the Loan Documents shall be made free and clear of and without deduction or withholding for any and all taxes, levies, imposts, deductions, charges or withholdings and all related liabilities (all such taxes, levies, imposts, deductions, charges, withholdings and liabilities being referred to as “Taxes”) imposed by Canada or the United States of America or any other relevant jurisdiction (or any political subdivision or taxing authority of it), unless such Taxes are required by applicable law to be deducted or withheld. If any Borrower shall be required by applicable law to deduct or withhold any such Taxes from or in respect of any amount payable under any of the Loan Documents (i) the amount payable shall be increased (and for greater certainty, in the case of interest, the amount of interest shall

5183878 v13

be increased) as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to any additional amounts paid under this Section 8.4), the Agent and the Lenders receive an amount equal to the amount they would have received if no such deduction or withholding had been made, (ii) such Borrower shall make such deductions or withholdings, and (iii) such Borrower shall immediately pay the full amount deducted or withheld to the relevant Governmental Entity in accordance with applicable law.

     (b) Each Borrower agrees to immediately pay any present or future stamp or documentary taxes or any other excise or property taxes, charges, financial institutions duties, debits taxes or similar levies (all such taxes, charges, duties and levies being referred to as “Other Taxes”) which arise from any payment made by such Borrower under any of the Loan Documents or from the execution, delivery or registration of, or otherwise with respect to, any of the Loan Documents.

     (c) The Borrowers shall indemnify the Agent and each Lender for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable by the Borrower under this Section 8.4) paid by the Lender and any liability (including penalties, interest and expenses) arising from or with respect to such Taxes or Other Taxes, whether or not they were correctly or legally asserted. The Borrowers will not be required to indemnify the Agent or any Lender for any Taxes or Other Taxes imposed by reason of the Agent or such Lender being connected with Canada, the United States or any relevant jurisdiction otherwise than merely by lending money to the Borrowers pursuant to this Agreement. Payment under this indemnification shall be made within 30 days from the date the Agent and/or a Lender makes written demand for it. A certificate as to the amount of such Taxes or Other Taxes submitted to the Borrowers by the Agent and/or a Lender shall be conclusive evidence, absent manifest error, of the amount due from the Borrowers to the Agent or such Lender.

     (d) Each Borrower shall furnish to the Agent and the applicable Lender the original or a certified copy of a receipt evidencing payment of Taxes or Other Taxes made by such Borrower within 30 days after the date of any payment of Taxes or Other Taxes.

     (e) If the Agent or any Lender is, in its sole opinion, entitled to claim a refund or able to apply for or otherwise take advantage of any tax credit, tax deduction or similar benefit by reason of any withholding or deduction made by any Borrower in respect of a payment made by it under this Agreement, which payment shall have been increased pursuant to Section 8.4(a), then the Agent or such Lender will use reasonable effort to obtain the refund, credit, deduction or benefit and upon credit or receipt of it will pay to such Borrower, the amount (if any) not exceeding the increased amount paid by such Borrower, as equals the net after-tax value to the Agent or such Lender of that part of the refund, credit, deduction or benefit as it considers is allocable to such withholding or deduction having regard to all of its

5183878 v13

dealings giving rise to similar credits, deductions or benefits in relation to the same tax period and to the cost of obtaining the same. Nothing contained in this Section 8.4(e) shall interfere with the right of such Lender to arrange its tax affairs in whatever manner it deems fit and in particular, no Lender shall be under any obligation to claim relief from its corporate profits or similar tax liability in respect of any deduction or withholding in priority to any other relief, claims, credits or deductions available to it and no Lender shall be obligated to disclose to any Borrower any information regarding its tax affairs, tax computations or otherwise.

       (f) The provisions of this Section 8.4 shall survive the termination of the Agreement and the repayment of all Obligations.

SECTION 9 LIBOR LOANS

        9.1 Libor Loans. Each Borrower may request LIBOR Loans on the following terms and conditions:

(a)	each Borrower may elect, subsequent to the Closing Date and from time to time thereafter, provided no Default or Event of Default has occurred which is continuing (i) to request any United States dollar based loan made hereunder to be a LIBOR Loan as of the date of such loan, or (ii) to convert US Base Rate Loans to LIBOR Loans, and may elect from time to time to convert LIBOR Loans to US Base Rate Loans by giving the Agent at least 3 Business Days’ prior written irrevocable notice of such election, provided that any such conversion of LIBOR

Loans to US Base Rate Loans shall only be made, subject to the second following sentence, on the last day of an Interest Period with respect thereto. If the last day of an Interest Period with respect to a loan that is to be converted is not a Business Day, then such conversion shall be made on the next succeeding Business Day, and during the period from such last day of an Interest Period to such succeeding Business Day, such loan shall bear interest as if it were a US Base Rate Loan. All or any part of US Base Rate Loans then outstanding may be converted to LIBOR Loans as provided herein, provided that partial conversions shall be in multiples in an aggregate principal amount of $1,000,000 or more. There shall be no more than 5 LIBOR Loans outstanding at any one time.

(b)	any LIBOR Loans may be continued as such upon the expiration of an Interest Period, provided the relevant Borrower so notifies the Agent in writing, at least 2 Business Days’ prior to the expiration of said Interest Period, and provided further that no LIBOR Loan may be continued as such upon the occurrence and continuance of an Event of Default under this Agreement, but shall be automatically converted to

5183878 v13

a US Base Rate Loan on the last day of the Interest Period during which any such event occurred. Absent such notification, LIBOR Rate Loans shall convert to US Base Rate Loans on the last day of the applicable Interest Period. Each notice of election, conversion or continuation furnished by a Borrower pursuant hereto shall specify whether such election, conversion or continuation is for a period of 1, 2 or 3 months. Notwithstanding anything to the contrary contained herein, neither the Agent nor any Lender shall be required to purchase United States dollar deposits in the London interbank market or from any other applicable LIBOR Rate market or source or otherwise “match fund” to fund LIBOR Rate Loans, but any and all provisions hereof relating to LIBOR Rate Loans shall be deemed to apply as if the Agent and such Lender (and any participant, if applicable) had purchased such deposits to fund any LIBOR Rate Loans.

     9.2 Libor Rate.

     (a) LIBOR Loans shall bear interest for each Interest Period with respect thereto on the unpaid principal amount thereof at a rate per annum equal to XXXXX, determined for each Interest Period in accordance with the terms hereof, XXXXXXXXXXXXXXXXXXXX.

     (b) If all or a portion of the outstanding principal amount of the Obligations shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such outstanding amount, to the extent it is a LIBOR Loan, shall be converted to a US Base Rate Loan at the end of the Interest Period therefor.

     (c) Interest in respect of LIBOR Loans shall be calculated on the basis of a 360 day year and shall be payable on the last Business Day of such Interest Period.

     (d) The Agent shall, at the request of any Borrower, deliver to such Borrower a statement showing the quotations and the computations used in determining any interest rate based on LIBOR.

     9.3 Availability of Libor. In the event that the Agent or any Lender (or any financial institution which may become a participant or a Lender from time to time hereunder) shall have determined in the exercise of its reasonable business judgment (which determination shall be conclusive and binding upon the Borrowers) that by reason of circumstances affecting the interbank LIBOR market, adequate and reasonable means do not exist for ascertaining LIBOR applicable for any Interest Period with respect to (a) a proposed loan that a Borrower has requested be made as a LIBOR Loan; (b) a LIBOR Loan that will result from the requested conversion of a US Base Rate Loan into a LIBOR Loan; or (c) the continuation of LIBOR Loans beyond the expiration of the then current Interest Period with respect thereto, the Agent shall forthwith give written notice of such

5183878 v13

determination to such Borrower at least 2 Business Days prior to, as the case may be, the requested borrowing date for such LIBOR Loan, the conversion date of such US Base Rate Loan or the last day of such Interest Period. If such notice is given (i) any requested LIBOR Loan shall be made as a US Base Rate Loan, (ii) any US Base Rate Loan that would have been converted to a LIBOR Loan shall be continued as a US Base Rate Loan, and (iii) any outstanding LIBOR Loan shall be converted, on the last day of then current Interest Period with respect thereto, to a US Base Rate Loan. Until such notice has been withdrawn by the Agent, no further LIBOR Loan shall be made nor shall such Borrower have the right to continue a LIBOR Loan or convert a US Base Rate Loan to a LIBOR Loan.

     9.4 Payments. If any payment on a LIBOR Loan becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day unless the result of such extension would be to extend such payment into another calendar month in which event such payment shall be made on the immediately preceding Business Day.

     9.5 Changes in Law. Notwithstanding any other provisions herein, if any Law, treaty or directive or any change therein or in the interpretation or application thereof, shall make it unlawful for the Agent or any Lender to make or maintain LIBOR Loans as contemplated herein, such then outstanding LIBOR Loans, if any, shall be converted automatically to US Base Rate Loans as of the end of such month, or within such earlier period as required by Law. Each Borrower shall promptly pay to the Agent, upon demand, any additional amounts necessary to compensate the Agent and any Lender for any costs incurred by the Agent and/or such Lender in accommodating any conversion of a LIBOR Loan to a US Base Rate Loan in accordance with this Section 9, including, but not limited to, any interest or fees payable by the Agent to lenders of funds obtained by the Agent in order to make or maintain LIBOR Loans hereunder.

     9.6 Libor Indemnification. Each Borrower agrees to indemnify and to hold the Agent and the Lenders harmless from and against any losses, costs, damages, penalties, liabilities or expenses which the Agent or such Lender may sustain or incur as a consequence of: (a) a default by such Borrower in payment of the principal amount of or interest on any LIBOR Loan, as and when the same shall be due and payable in accordance with the terms of this Agreement, including, but not limited to, any such losses, costs, damages, penalties, liabilities or expenses arising from interest or fees payable by the Agent or such Lender to lenders of funds obtained by either of them in order to maintain the LIBOR Loans hereunder; (b) default by such Borrower in accommodating a conversion after such Borrower has given a notice in accordance with Section 9.1 hereof; (c) any prepayment of LIBOR Loans on a day which is not the last day of the Interest Period applicable thereto, including, without limitation, prepayments arising as a result of the application of the proceeds of Collateral to the Revolving Loans of such Borrower; and (d) default by such

5183878 v13

Borrower in making any prepayment after such Borrower has given notice to the Agent thereof. The determination by the Agent of the amount of any such losses, costs, damages, penalties, liabilities or expenses, when set forth in a written notice to such Borrower, containing the Agent’s calculations thereof in reasonable detail, shall be prima facie evidence of such amount. Calculation of all amounts payable under this Section with regard to LIBOR Loans shall be made as though the Agent had actually funded the LIBOR Loans through the purchase of deposits in the relevant market and currency, as the case may be, bearing interest at the rate applicable to such LIBOR Loans in an amount equal to the amount of the LIBOR Loans and having a maturity comparable to the relevant interest period; provided, however, that the Agent or any Lender may fund each of the LIBOR Loans in any manner the Agent or such Lender sees fit and the foregoing assumption shall be used only for calculation of amounts payable under this Section. In addition, notwithstanding anything to the contrary contained herein, the Agent shall apply all proceeds of Collateral and all other amounts received by it from or on behalf of each Borrower (i) initially to the US Base Rate Loans of such Borrower, and (ii) subsequently to LIBOR Loans of such Borrower; provided, however, (x) upon the occurrence and continuance of an Event of Default, or (y) in the event the aggregate amount of outstanding LIBOR Rate Loans exceeds Availability or the applicable maximum levels set forth therefor, the Agent may apply all such amounts received by it to the payment of Obligations in such manner and in such order as the Agent may elect in its reasonable business judgment. In the event that any such amounts are applied to Revolving Loans of a Borrower which are LIBOR Loans, such application shall be treated as a prepayment of such loans and the Agent and any affected Lender shall be entitled to indemnification hereunder. This indemnification shall be severable from and shall survive any termination of this Agreement and payment of the outstanding Obligations.

     9.7 Regulatory Change. Notwithstanding anything to the contrary in this Agreement, in the event that, by reason of any Regulatory Change (for purposes hereof “Regulatory Change” shall mean, with respect to the Agent and the Lenders, any change after the date of this Agreement in federal, state, provincial or foreign law or regulations or the adoption or making after such date of any interpretation, directive or request applying to a class of banks including the Agent and each Lender of or under any federal, state, provincial or foreign law or regulations (whether or not having the force of law and whether or not failure to comply therewith would be unlawful) ), the Agent or any Lender either (a) incurs any material additional costs based on or measured by the excess above a specified level of the amount of a category of deposits or other liabilities of such bank which includes deposits by reference to which the interest rate on LIBOR Loans is determined as provided in this Agreement or a category of extensions of credit or other assets of the Agent or such Lender which includes LIBOR Loans, or (b) becomes subject to any material restrictions on the amount of such a category of liabilities or assets which it may hold, then, if the Agent or such Lender so elects by

5183878 v13

notice to the Borrowers, the obligation of the Agent or such Lender to make or continue, or to convert US Base Rate Loans into LIBOR Loans hereunder shall be suspended until such Regulatory Change ceases to be in effect.

SECTION 10 POWERS

      10.1 Appointment of Agent. Each Borrower hereby constitutes the Agent, or any person or agent the Agent may designate, and shall cause each of its Restricted Subsidiaries to constitute the Agent or any person or agent the Agent may designate, as its attorney-in-fact, at the Borrowers’ cost and expense to exercise all of the following powers, which, being coupled with an interest, shall be irrevocable until all Obligations owing to the Agent and the Lenders have been indefeasibly paid in full:

(a)	to receive, take, endorse, sign, assign and deliver, all in the name of the Agent or the applicable Credit Party, as the case may be, any and all cheques, notes, drafts, and other documents or instruments relating to the Collateral;

(b)	to request from customers indebted on Accounts at any time, in the name of any Credit Party, in the name of certified public accountants designated by the Agent, in the name of the Agent or in the name of the Agent’s designee, information concerning the amounts owing on the Accounts;

(c)	to transmit to customers indebted on Accounts, notice of the Agent’s and/or Lenders’ interest therein and to notify customers indebted on Accounts to make payment directly to the Agent for any Credit Party’s account; and

(d)	to take or bring, in the name of the Agent or in the name of the Agent’s designee or any Credit Party, as the case may be, all steps, actions, suits or proceedings deemed by the Agent necessary or desirable to enforce or effect collection of the Accounts.

Notwithstanding anything hereinabove contained to the contrary, the powers set forth in Sections 10.1(c) and 10.1(d) above may only be exercised upon the occurrence of an Event of Default which is continuing.

SECTION 11 EVENTS OF DEFAULT AND REMEDIES

      11.1 Events of Default. Notwithstanding anything contained herein to the contrary, the Agent may, or if directed by the Required Lenders, shall, terminate this Agreement immediately upon the occurrence of any of the following Events of Default which is continuing:

5183878 v13

(a)	failure by any Credit Party to pay any of the Obligations owed by such Credit Party when due, provided that nothing contained herein shall prohibit the Agent from charging such amounts to the applicable Revolving Loan Account on the due date thereof;

(b)	any representation or warranty made or deemed to be made by any Credit Party under this Agreement or any Loan Document shall prove to have been incorrect in any material respect when made or deemed to be made or any certification made by or on behalf of any Credit Party in any of the Loan Documents shall prove to have been incorrect in any material respect when made or deemed to be made;

(c)	any Credit Party shall fail to perform or observe any term, covenant or agreement contained in this Agreement (other than those specified in Section 7.3 and Section 7.4 of this Agreement) or in any other Loan Document on its part to be performed or observed and such failure shall remain unremedied for 5 Business Days after the occurrence of such failure;

(d)	any Borrower shall fail to perform or observe any term, covenant or agreement contained in Section 7.3 or Section 7.4 of this Agreement;

(e)	any Credit Party fails to pay the principal of, or premium or interest on, any of its Debt (excluding Debt under this Agreement) which is outstanding in an aggregate principal amount exceeding $25,000,000 (or the equivalent amount in any other currency) when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to the Debt or any other event occurs or condition exists and continues after the applicable grace period, if any, specified in any agreement or instrument relating to any such Debt, if its effect is to accelerate, or permit the acceleration of the Debt; or any such Debt shall be declared to be due and payable prior to its stated maturity;

(f)	any Credit Party or Tembec Inc. shall (i) generally not pay its debts as such debts become due; (ii) admit in writing its inability to pay its debts generally, or make a general assignment for the benefit of creditors; (iii) file a notice of intention to file a proposal under any Law relating to bankruptcy, insolvency or reorganization or relief of creditors; (iv) institute or have instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) any liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any Law relating to

5183878 v13

bankruptcy, insolvency or reorganization or relief of debtors, or (z) the entry of an order for relief or the appointment of a receiver, monitor, trustee or other similar official for it or for any substantial part of its assets, and, in the case of any such proceeding instituted against it (but not instituted by it), such proceeding shall remain undismissed or unstayed for a period of 10 days or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its Assets) shall occur; or (v) take any corporate action to authorize any of the foregoing events;

(g)	any legally binding judgment or order for the payment of money in excess of $10,000,000 shall be rendered against any Credit Party and, if such judgment remains unpaid, either: (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order; or (ii) there shall be any period of 10 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(h)	failure to perform or observe any term, covenant or agreement contained in any Blocked Account Agreement by any Credit Party or any other Person (other than the Agent) party to such agreement;

(i)	the loss, damage, destruction or confiscation of any material part of the Inventory or Accounts or books and records of any Credit Party as they relate to the Accounts and Inventory;

(j)	if any execution, sequestration, garnishment, claim or other process of any court, tribunal or other Person becomes enforceable against any Credit Party for an amount in excess of $10,000,000 or if a distress or analogous process for an amount in excess of $10,000,000 becomes enforceable against or is levied upon the Collateral;

(k)	there occurs a Change of Control;

(l)	there occurs a Change of Control Triggering Event as defined in the Trust Indentures;

(m)	any Credit Party fails to perform or observe any term, covenant or agreement contained in any Material Agreement to which it is a party on its part to be performed or observed where such failure could reasonably be expected to give rise to a Material Adverse Effect; or any Material Agreement is terminated or revoked or permitted to lapse (other than in accordance with its terms and not as a result of default); or any party to any Material Agreement delivers a notice of

5183878 v13

termination or revocation (other than in accordance with its terms and not as a result of default) in respect of the Material Agreement;
(n)	there has occurred, in the reasonable opinion of the Agent, an event or development reasonably likely to have a Material Adverse Effect;

(o)	this Agreement, any other Loan Document or any material obligation or other provision hereof or thereof at any time for any reason terminates or ceases to be in full force and effect and a legally valid, binding and enforceable obligation of any Credit Party, is declared to be void or voidable or is repudiated, or the validity, binding effect, legality or enforceability hereof or thereof is at any time contested by any Credit Party, or any Credit Party denies that it has any or any further liability or obligation hereunder or thereunder or any action or proceeding is commenced to enjoin or restrain the performance or observance by any Credit Party of any material terms hereof or thereof or to question the validity or enforceability hereof or thereof, or at any time it is unlawful or impossible for any Credit Party to perform any of its material obligations hereunder or thereunder;

(p)	any Lien purported to be created by any Loan Document shall cease to be, or shall be asserted by any Credit Party not to be, a valid, perfected, first priority (except as otherwise expressly provided in this Agreement or such Loan Document) Lien in Collateral with a fair market value or book value (whichever is greater) in excess, individually or in the aggregate, of $1,000,000, except to the extent that any such loss of perfection or priority results from the failure of the Agent to take any action within its control (including the filing of financing change statements (or registration statements of similar import) to renew any financing statement filed under applicable personal property security laws);

(q)	at any time Availability falls below $25,000,000; or

(r)	the audited consolidated financial statements of either Borrower are qualified in any material and adverse respect by its independent auditor.

       11.2 Upon the occurrence of an Event of Default, the Agent may, or upon the written direction of the Required Lenders the Agent shall, declare that all Accommodations, and the obligation of the Agent and/or the Lenders to make Revolving Loans, arrange for or open Letters of Credit, arrange for Sundry Credit Facilities, make or arrange to make other Accommodations available to the Borrowers, shall immediately terminate and cease without any further notice or demand. Upon the occurrence of an Event of Default which is continuing, the Agent

5183878 v13

may, or upon the written direction of the Required Lenders the Agent shall, declare that (a) all Accommodations and Obligations shall become immediately due and payable, including, without limitation, the Face Amount of all BA Equivalent Loans and outstanding Letters of Credit and the Sundry Credit Facility Indemnity; (b) the Agent may charge each of the Borrowers the Default Rate of Interest on all then outstanding or thereafter incurred Obligations in lieu of the interest otherwise provided for in this Agreement; and (c) the Agent may immediately terminate this Agreement. The exercise of any option is not exclusive of any other option which may be exercised at any time by the Agent.

     11.3 Immediately upon the occurrence of any Event of Default and upon the enforcement of its security in accordance with applicable law, in addition to all of its rights and remedies under the PPSA, the Agent may, to the extent permitted by law (a) remove from any premises where same may be located any and all books and records, computers, electronic media and software programs associated with any Collateral (including any electronic records, contracts and signatures pertaining thereto), documents, instruments, files and records, and any receptacles or cabinets containing same, relating to the Accounts, or the Agent may use, at the Credit Party’s expense, such of a Credit Party’s personnel, supplies or space at the Credit Party’s places of business or otherwise, as may be necessary to properly administer and control the Accounts or the handling of collections and realizations thereon; (b) bring suit, in the name of any Credit Party or the Agent, and generally have all other rights respecting said Accounts, including, without limitation, the right to accelerate or extend the time of payment, settle, compromise, release in whole or in part any amounts owing on any Accounts and issue credits in the name of a Credit Party or the Agent; (c) sell, assign and deliver the Collateral and any returned, reclaimed or repossessed Inventory, with or without advertisement, at public or private sale, for cash, on credit or otherwise, at the Agent’s sole option and discretion, and the Agent may bid or become a purchaser at any such sale; (d) foreclose the security interests in the Collateral created herein or by the Loan Documents by any available judicial procedure, or to take possession of any or all of the Collateral, including, without limitation, any Inventory and/or other Collateral without judicial process, and to enter any premises where any Inventory and/or other Collateral may be located for the purpose of taking possession of or removing the same; and (e) exercise any other rights and remedies provided in law, in equity, by contract or otherwise. The Agent shall have the right, without notice or advertisement, to sell, lease, or otherwise dispose of all or any part of the Collateral, whether in its then condition or after further preparation or processing, in the name of a Credit Party or the Agent, or in the name of such other party as the Agent may designate, either at public or private sale, in lots or in bulk, for cash or for credit, with or without warranties or representations, and upon such other terms and conditions as the Agent in its sole discretion may deem advisable, and the Agent shall have the right to purchase at any such sale. If any Inventory shall require rebuilding, repairing, maintenance or preparation, the Agent shall have the right, at its option, to do such of the aforesaid

5183878 v13

as is necessary, for the purpose of putting the Inventory in such saleable form as the Agent shall deem appropriate and any such costs shall be deemed an Obligation hereunder. Each Borrower agrees, at the request of the Agent, to assemble and to cause each of its Restricted Subsidiaries to assemble the Inventory and to make it available to the Agent at premises of such Borrower or such Restricted Subsidiary or elsewhere and to make available to the Agent the premises and facilities of such Borrower or such Restricted Subsidiary for the purpose of the Agent’s taking possession of, removing or putting the Inventory in saleable form. The net cash proceeds resulting from the Agent’s exercise of any of the foregoing rights, (after deducting all charges, costs and expenses, including reasonable attorneys’ fees) shall be applied by the Agent to the payment of the Obligations, whether due or to become due, in such order as the Agent may elect, and the Credit Parties shall remain liable to the Agent for any deficiencies, and the Agent in turn agrees to remit to the Credit Parties or their successors or assigns, any surplus resulting therefrom. The enumeration of the foregoing rights is not intended to be exhaustive and the exercise of any right shall not preclude the exercise of any other rights, all of which shall be cumulative. Each of the Borrowers hereby indemnify the Agent and the Lenders and hold the Agent and the Lenders harmless from and against any and all losses, damages, costs, expenses, claims, obligations, actions, suits, proceedings, demands, penalties, liabilities, Out-of Pocket Expenses or otherwise, incurred or imposed on them by reason of the exercise of any of its rights, remedies and interests hereunder, including, without limitation, from any sale or transfer of Collateral, preserving, maintaining or securing the Collateral, defending its interests in Collateral (including pursuant to any claims brought by any Credit Party, any Credit Party as debtor-in-possession, any secured or unsecured creditors of the Credit Party, any trustee, monitor, liquidator, receiver or receiver and manager, or otherwise), and the Borrowers hereby agree to so indemnify and hold the Agent and the Lenders harmless, absent their gross negligence or wilful misconduct as finally determined by a court of competent jurisdiction. The foregoing indemnification shall be severable from and shall survive any termination of this Agreement until such time as all Obligations (including the foregoing) have been finally and indefeasibly paid in full. The Agent is hereby granted a license or other right to use, without charge, each Borrower's and each of such Borrower’s Restricted Subsidiaries’ General Intangibles in completing production of, advertising or selling any Collateral, and each Borrower's and each of such Borrower’s Restricted Subsidiaries’ rights under all licenses and all franchise agreements shall inure to the Agent's benefit for such purpose.

SECTION 12 TERMINATION

     Except as otherwise provided herein, this Agreement shall terminate on the Maturity Date. Notwithstanding the foregoing, the Agent may terminate this Agreement immediately upon the occurrence and continuance of an Event of Default. The Borrowers may terminate this Agreement at any time upon 30 days’

5183878 v13

prior written notice to the Agent. All Obligations shall become due and payable on the Maturity Date and as of any termination hereunder or under Section 11 hereof and, pending a final accounting, the Agent may withhold any balances in each Borrower’s account (unless supplied with an indemnity satisfactory to the Agent) to cover all of the Obligations, whether absolute or contingent, including, but not limited to, cash reserves for any contingent Obligations, including, without limitation, an amount equal to 110% of the Face Amount of any outstanding BA Equivalent Loans, any outstanding Letters of Credit with an expiry date on or after the effective date of termination of this Agreement and any outstanding Sundry Credit Facility Indemnity. All of the Agent’s and the Lenders’ rights, liens and security interests shall continue after any termination until all Obligations have been indefeasibly paid and satisfied in full.

SECTION 13 MISCELLANEOUS

     13.1 Entire Agreement. This Agreement and the Loan Documents and, with respect to fees and expenses, the Agency Arrangement Letter, and with respect to Sundry Credit Facilities, any documentation executed in connection therewith, constitute the entire agreement among the Borrowers, the Agent and the Lenders; supersede any prior agreements; can be changed only by a writing signed by the Borrowers, the Agent and the other parties thereto; and shall bind and benefit the Borrowers, the Agent, the other parties thereto and their respective successors and assigns.

     13.2 Interest Act. For purposes of the Interest Act (Canada): (i) whenever any interest or fee under this Agreement is calculated using a rate based on a year of 360 or 365 days, as applicable, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) such calculated rate, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is calculated ends, and (z) divided by 360 or 365, as applicable, (ii) the principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement; and (iii) the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

     13.3 Criminal Rates. Notwithstanding any provision to the contrary contained in this Agreement, in no event shall the aggregate “interest”(as defined in Section 347 of the Criminal Code, Revised Statutes of Canada, 1985, c. 46 as the same may be amended, replaced or re-enacted from time to time) payable under this Agreement exceed the maximum amount of interest on the “credit advanced”(as defined in that section) under this Agreement lawfully permitted under that section and, if any payment, collection or demand pursuant to this Agreement in respect of “interest” (as defined in that section) is determined to be contrary to the provisions of that section, such payment, collection or demand shall be deemed to have been

5183878 v13

made by mutual mistake of the Borrowers, the Agent and the Lenders and the amount of such payment or collection shall be refunded to the relevant Borrower. For purposes of this Agreement, the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles over the term the Line of Credit is outstanding on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a fellow of the Canadian Institute of Actuaries appointed by the Agent will be conclusive for the purposes of such determination.

     13.4 Severability. If any provision hereof or of any other Loan Document is held to be illegal or unenforceable, such provision shall be fully severable and the remaining provisions of the applicable agreement shall remain in full force and effect and shall not be affected by such provision’s severance.

     13.5 Notices. Except as otherwise herein provided, any notice or other communication required hereunder shall be in writing (provided that, any electronic communications from any Borrower with respect to any request, transmission, document, electronic signature, electronic mail or facsimile transmission shall be deemed binding on such Borrower for purposes of this Agreement, provided further that any such transmission shall not relieve such Borrower from any other obligation hereunder to communicate further in writing) , and shall be deemed to have been validly served, given or delivered when hand delivered or sent by facsimile, or 3 days after deposit in the mail with proper first class postage prepaid and addressed to the party to be notified or to such other address as any party hereto may designate for itself by like notice, as follows:

(a)	if to CIT, at:
CIT Business Credit Canada Inc. 207 Queens Quay West, Suite 700 Toronto, Ontario M5J 1A7
	Attn:	Account Executive
	Fax No.:	(416) 507-5100

with a copy to:
Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9
Attn:	Sharon Polan
Fax No.:	(416) 947-0866

5183878 v13

(b)	if to either of the Borrowers, c/o Tembec Industries, at:
Tembec Industries Inc. 800 Rene-Levesque Blvd. West, Suite 1050 Montreal, Quebec H3B 1X9
	Attn:	Chief Financial Officer
	Fax No:	(514) 397-0896

With a copy to:
McCarthy Tetrault LLP Suite 2500 1000 De La Gauchetière Street West Montréal, QC H3B 0A2
Attn:	Warren M. Goodman
Fax No:	(514) 397-7882

provided, however, that the failure of the Agent to provide the Borrowers’ counsel with a copy of such notice shall not invalidate any notice given to any Borrower and shall not give such Borrower any rights, claims or defences due to the failure of the Agent to provide such additional notice.

     13.6 Currency. Unless otherwise specified herein, all statements of or references to dollar amounts shall mean the lawful money of Canada.

     13.7 Governing Law. The validity, interpretation and enforcement of this Agreement and the other Loan Documents shall be governed by the laws of the Province of Ontario.

     13.8 Gender. Words denoting the singular include the plural and vice versa and words denoting any gender include all genders; heading shall not affect the interpretation of this Agreement; the word “including” shall mean “including, without limitation” and “includes” shall mean “includes, without limitation”.

     13.9 Waivers. No failure on the part of the Agent or any of the Lenders to exercise, and no delay in exercising any right under this Agreement or any other Loan Document, shall operate as a waiver of such right; nor shall any single or partial exercise of any right under this Agreement or any other Loan Document preclude any other or further exercise thereof or the exercise of any other right; nor shall any waiver of one provision be deemed to constitute a waiver of any other provision (whether or not similar) . No waiver of any of the provisions of this Agreement or any other Loan Document shall be effective unless it is in writing duly executed by the waiving party.

5183878 v13

     13.10  Time. Time shall be of the essence of this Agreement.

     13.11 Third Party. Each party hereto intends that this Agreement shall notbenefit or create any right or cause of action in or on behalf of any other Person, other than the parties hereto, any other Person who may become a party hereto and any Indemnified Party and other than the parties hereto, any other Person who may become a party hereto and any Indemnified Party, no other Person shall be entitled to rely on of the provisions hereof in any action, suit, proceeding, hearing or other forum.

     13.12 Enurement. This Agreement shall enure to the benefit of and be binding upon the parties hereto and any Person becoming a party to this Agreement pursuant hereto, and their respective successors and permitted assigns.

     13.13 Counterpart. This Agreement may be executed in one or more counterparts by facsimile transmission, each of which shall be deemed to be an original and all of which, when taken together, shall constitute one and the same agreement.

     13.14 Merger. Except as otherwise expressly provided for in this Agreement, the covenants, representations and warranties, indemnities and power of attorneys contained in this Agreement and the other Loan Document shall not merge and shall survive the closing of the financing transaction contemplated herein, and notwithstanding such closing, or any investigation made by or on behalf of any party, shall continue in full force and effect.

     13.15 No Subordination. Any reference in any of the Loan Documents to a Permitted Lien is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Loan Documents to any Permitted Lien.

SECTION 14 AGREEMENT BETWEEN THE LENDERS

     14.1 Disbursement of Loans.

     (a) The Agent, for the account of the Lenders, shall disburse all loans and advances to the Borrowers and deal with all collections of Collateral and repayment of Obligations. It is understood that for purposes of advances to the Borrowers and for purposes of this Section 14, the Agent is using the funds of the Agent.

     (b) Unless the Agent shall have been notified in writing by any Lender prior to making any Accommodation to any Borrower that such Lender will not make the amount of its pro rata share of the Accommodation on such date available to the Agent, the Agent may assume that such Lender shall make such amount available to the Agent on a Settlement Date, and the Agent may, in reliance upon such

5183878 v13

assumption, make available to such Borrower a corresponding amount. A certificate of the Agent submitted to any Lender with respect to any amount owing under this Section 14.1 shall be conclusive evidence of such amount, absent manifest error. If such Lender’s share of such Accommodation is not in fact made available to the Agent by such Lender on the Settlement Date, the Agent shall be entitled to recover such amount with interest thereon at the rate per annum applicable to Revolving Loans hereunder, on demand, from the relevant Borrower without prejudice to any rights which the Agent may have against such Lender. Nothing contained in this Section 14.1 shall relieve any Lender which has failed to make available its ratable portion of any Accommodation hereunder from its obligation to do so in accordance with the terms hereof. Nothing contained herein shall be deemed to obligate the Agent to make available to any Borrower the full amount of a requested Accommodation when the Agent has a notice (written or otherwise) that any Lender will not advance its ratable portion thereof.

     (c) On the Settlement Date, the Agent and the Lenders shall each remit to the other, in immediately available funds, all amounts necessary so as to ensure that, as of the Settlement Date, the Lenders shall have their proportionate share of all outstanding Obligations.

     (d) The Agent shall forward to each Lender, at the end of each month, a copy of the account statement rendered by the Agent to the Borrowers.

     (e) The Agent shall, after receipt of any interest or fees earned under this Agreement for and on behalf of the Lenders, promptly remit to the Lenders their pro rata portion (based on their respective Commitment) of any (i) fees they are entitled to receive, and (ii) interest computed at the rate and as provided for in Section 8 of this Agreement on all outstanding amounts advanced by the Lenders on each Settlement Date, prior to adjustment, that are subsequent to the last remittance by the Agent to the Lenders of such interest amounts.

     14.2 Obligation of Lenders. The Borrowers hereby acknowledge that each Lender is solely responsible for its portion of the Line of Credit and that neither the Agent nor any Lender shall be responsible for, nor assumes any obligations for the failure of any other Lender to make available its portion of the Line of Credit. Further, should any Lender refuse to make available its portion of the Line of Credit, then the other Lenders may, but without obligation to do so, increase, unilaterally, the amount of its Commitment and portion of the Line of Credit in which event the Borrowers shall become obligated to the other Lenders for such increased amount.

     14.3 Suit. In the event that the Agent and/or any of the Lenders is sued or threatened with suit by any Borrower or any other Credit Party, or by any receiver, trustee, creditor or any committee of creditors on account of any preference, voidable transfer or lender liability issue, alleged to have occurred or been received as a result of, or during the transactions contemplated under this Agreement, then in

5183878 v13

such event any money paid in satisfaction or compromise of such suit, action, claim or demand and any expenses, costs and attorneys’ fees paid or incurred in connection therewith, whether by the Agent, the Lenders or any one of them, shall be shared proportionately by the Lenders. In addition, any costs, expenses, fees or disbursements incurred by outside agencies or attorneys retained by the Agent to effect collection or enforcement of any rights in the Collateral, including enforcing, preserving or maintaining rights under this Agreement or any of the Loan Documents shall be shared proportionately between and among the Lenders to the extent not reimbursed by the Borrowers or from the proceeds of Collateral.

     14.4 Application of Funds of Set-Off. Each of the Lenders agrees with each other Lender that any money or assets of the Borrowers held or received by such Lender in connection with this Agreement, howsoever or whenever received, shall be applied to the reduction of the Obligations (to the extent permitted hereunder) after (x) the occurrence of an Event of Default, and (y) the election by the Agent or the Required Lenders to accelerate the Obligations. In addition, upon the occurrence and during the continuance of an Event of Default, the Borrowers authorize, and the Lenders shall have the right, without notice, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or an affiliate of such Lender to or for the credit or the account of the Borrowers against any and all of the Obligations now or hereafter existing held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such Obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of set off) which such Lender may have.

SECTION 15 ASSIGNMENTS

     15.1 Assignments by Parties.

     (a) The Borrowers acknowledge that, subject to the terms hereof, the Agent and the Lenders may sell and assign all or any portion of their respective Commitments and Accommodations and other extensions of credit made and to be made to the Borrowers hereunder.

     (b) Each of the Borrowers authorize the Agent and each other Lender to disclose to any such purchasing lender (each, a “Transferee”) and any prospective Transferee any and all information in such Lender’s possession concerning such Borrower and its Affiliates which has been delivered to such Lender by or on behalf of such Borrower pursuant to this Agreement or in connection with such Lender’s credit evaluation of such Borrower and its Affiliates prior to entering into this Agreement, provided that such Transferee agrees to hold such information in confidence in the ordinary course of its business.

5183878 v13

     (c) Neither Borrower shall have the right to assign all or any portion of its rights or obligations under this Agreement without the prior consent of the Agent and the Lenders, which may be arbitrarily withheld.

     15.2 Assignments by Lender. Subject to as hereinafter provided, the Lenders shall have the right at any time to assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including, without limitation, its obligations under the Revolving Loans and its rights and obligations with respect to Letters of Credit and the Sundry Credit Facilities) with the prior written consent of the Agent, which consent shall not be unreasonably withheld. Prior to the occurrence of an Event of Default which is continuing, no Lender shall assign all or any portion of its rights and obligations under this Agreement (i) where such assignment shall result in there being more than four Lenders under this Agreement, or (ii) to an assignee which is a non-resident of Canada for the purposes of the ITA. Upon execution of an Assignment and Transfer Agreement (a) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such assignment, have the rights and obligations of a Lender hereunder, and (b) a Lender shall, to the extent that its rights and obligations hereunder have been assigned by it pursuant to such assignment, relinquish its rights and be released from its obligations under this Agreement. Each of the Borrowers shall, if necessary, execute any documents reasonably required to effect the assignments. It shall be a condition of any assignment by any Lender hereunder that (i) if no Event of Default has occurred which is continuing, the amount being assigned shall not be less than the lesser of (x) $10,000,000, or (y) the entire interest of such Lender hereunder, (ii) such assignment shall be of a pro-rata portion of all of such assigning Lender’s Accommodations and commitments hereunder, (iii) the parties to such assignment shall execute and deliver to the Agent an Assignment and Transfer Agreement and (iv) the assigning Lender hereunder shall pay the Agent an assignment fee of XXXXX as a condition to any such assignment.

SECTION 16 AGENCY

     16.1 Appointment by Agent. Each Lender hereby irrevocably designates and appoints the Agent, on behalf of the Lenders, under this Agreement and the Loan Documents and irrevocably authorizes the Agent, on behalf of the Lenders, to take such action on its behalf under the provisions of this Agreement and all Loan Documents and ancillary documents and to exercise such powers and perform such duties as are expressly delegated to the Agent by the terms of this Agreement and all Loan Documents and ancillary documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any Loan Document or ancillary document, the Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any of the Lenders and

5183878 v13

no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement, any Loan Document or any ancillary documents or shall otherwise exist against the Agent.

     16.2 Fondé de Pouvoir. For greater certainty, and without limiting the powers of the Agent hereunder or under any of the other Loan Documents, each Borrower hereby acknowledges or ratifies and confirms, on its own behalf and on behalf of each of its Restricted Subsidiaries, that the Agent shall, for purposes of holding any security granted by any Credit Party on property pursuant to the laws of the Province of Quebec to secure obligations of such Credit Party under any bond (the "Obligations"), be the holder of an irrevocable power of attorney (“fondé de pouvoir”) (within the meaning of Article 2692 of the Civil Code of Quebec) for all present and future Lenders and in particular for all present and future holders of any bond. Each of the Lenders hereby irrevocably constitutes or ratifies and confirms, to the extent necessary, the Agent as the holder of an irrevocable power of attorney (“fondé de pouvoir”) (within the meaning of Article 2692 of the Civil Code of Quebec) in order to hold security granted by any Credit Party in the Province of Quebec to secure the Obligations. Each assignee of a Lender shall be deemed to have confirmed and ratified the constitution of the Agent as the holder of such irrevocable power of attorney (“fondé de pouvoir”) upon execution of an Assignment and Transfer Agreement. Notwithstanding the provisions of Section 32 of An Act respecting the special powers of legal persons (Quebec), the Agent may acquire and be the holder of any debenture. Each Borrower hereby acknowledges or ratifies and confirms, on its own behalf and on behalf of each Credit Party, that such debenture constitutes a title of indebtedness, as such term is used in Article 2692 of the Civil Code of Quebec.

     16.3 Duties. The Agent may execute any of its duties under this Agreement, any Loan Document or any ancillary documents by or through its agents or attorneys-in-fact and shall be entitled to the advice of counsel and financial advisors concerning all matters pertaining to such duties.

     16.4 Holding of Security. Notwithstanding the terms of any Loan Document, the security interests in the Collateral granted by each of the Credit Parties to the Agent on behalf of the Lenders pursuant to the Security Agreements or any of the other Loan Documents shall be held by the Agent for the rateable benefit of all Lenders and any proceeds from any realization of any security interests (after deducting all reasonable costs and expenses of every kind incurred or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the enforcement thereof or the rights of the Agent on its own behalf or on behalf of the Lenders, or the Lenders, hereunder, including reasonable legal fees and disbursements on a solicitor and his own client basis and the costs of any receiver or consultant of the Agent and the Lenders), shall be applied to the aggregate amount of Accommodations outstanding to each Lender rateably

5183878 v13

(whether such security interests are held in the name of the Agent or in the name of any one or more of the Lenders and without regard to any priority to which the Lender may otherwise be entitled under applicable law). If any Lender obtains any payment (whether voluntary, involuntary or through the exercise of any right of set-off) on account of Accommodations or other extensions of credit made by it pursuant to this Agreement or any other Loan Document, in excess of its rateable share of payments obtained by all the Lenders, such Lender shall account to and pay over to the other Lenders their rateable share of such payment.

     16.5 Responsibility of Agent. Neither the Agent nor any of its officers, directors, employees, agents, or attorneys-in-fact shall be (i) liable to any Lender for any action lawfully taken or omitted to be taken by it or such person under or in connection with this Agreement, any Loan Document or any ancillary documents (except for its or such person’s own gross negligence or wilful misconduct as determined by final judgement of a court of competent jurisdiction), or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Borrower or any other Credit Party or any director or officer thereof contained in this Agreement, any Loan Document or any ancillary document or in any certificate, report, statement or other document referred to or provided for in, or received by the Agent or such Lender under or in connection with, this Agreement, any Loan Document or any ancillary document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement, any Loan Document or any ancillary document or for any failure of any Borrower or any other Credit Party to perform their respective obligations hereunder or thereunder. The Agent shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement, any Loan Document or any ancillary document or to inspect the properties, books or records of any Credit Party.

     16.6 Reliance. The Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, consent, certificate, affidavit, letter, cablegram, telegram, telecopy, telex or teletype message, statement, order or other document or conversation reasonably believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including, without limitation, counsel to the Borrowers), independent accountants and other experts selected by the Agent. The Agent shall be fully justified in failing or refusing to take any action under this Agreement, any Loan Document or any ancillary document unless it shall first receive such advice or concurrence of the Lenders, or the Required Lenders, as the case may be, as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take, or refraining from taking, any such action. The Agent shall in all cases be fully protected in acting, or in

5183878 v13

refraining from acting, under this Agreement and all ancillary documents in accordance with a request of the Lenders, or the Required Lenders, as the case may be, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders.

     16.7 No Deemed Knowledge. The Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Agent has actual knowledge of or has received written notice from a Lender or the Borrower describing such Default or Event of Default. In the event that the Agent has actual knowledge of or receives such a notice, the Agent shall promptly give notice thereof to the Lenders. The Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Lenders, or Required Lenders, as the case may be; provided that unless and until the Agent shall have received such direction, the Agent may, subject to Section 16.3 and Section 2.2, in the interim (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable and in the best interests of the Lenders. In the event that the Agent, at the request of the Required Lenders or otherwise, continues to make Accommodations and other extensions of credit under this Agreement upon the occurrence of a Default or Event of Default, any such Accommodations or extensions of credit may be in such amounts (subject to Section 16.12 hereof) and on such additional terms and conditions as the Required Lenders may deem appropriate.

     16.8 No Representations. Each Lender expressly acknowledges that neither the Agent nor any of its officers, directors, employees, agents or attorneys-in-fact has made any representations or warranties to it and that no act by the Agent hereinafter taken, including any review of the affairs of any of the Credit Parties shall be deemed to constitute any representation or warranty by the Agent to any Lender. Each Lender represents to the Agent that it has, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Credit Parties and made its own decision to enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition or creditworthiness of the Credit Parties. The Agent shall, upon request of the Lenders, provide the Lenders with copies of all financial statements, projections and business plans which come into the possession of the Agent or any of its officers, employees, agents or attorneys-in-fact relating to the Credit Parties.

5183878 v13

     16.9 Indemnification by Lenders.

     (a) Each Lender agrees to indemnify the Agent in its capacity as such (to the extent not reimbursed by the Borrowers and without limiting the obligation of the Borrowers to do so), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements (including, without limitation, all Out-of-Pocket Expenses) of any kind whatsoever (including negligence but not the gross negligence on the part of the Agent as determined by the final judgement of a court of competent jurisdiction) which may at any time be imposed on, incurred by or asserted against the Agent in any way relating to or arising out of this Agreement, the Loan Documents or any ancillary document or the transactions contemplated hereby or any action taken or omitted by the Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting solely from the Agent’s gross negligence or wilful misconduct as determined by the final judgement of a court of competent jurisdiction. The agreements in this Section 16.9 shall be severable from and shall survive any termination of this Agreement or the payment of the Obligations.

     (b) The Agent will use its reasonable business judgment in handling the collection of the Accounts, enforcement of its rights hereunder and realization upon the Collateral but shall not be liable to the Lenders for any action taken or omitted to be taken in good faith or on the written advice of counsel. Each Lender expressly releases the Agent from any and all liability and responsibility (express or implied), for any loss, depreciation of or delay in collecting or failing to realize on any Collateral, the Obligations or any guarantees therefor and for any mistake, omission or error in judgment in passing upon or accepting any Collateral or in making (or in failing to make) examinations or audits or for granting indulgences or extensions to any Credit Party in accordance and consistent with the terms and provisions of this Agreement, any account debtor or any guarantor, other than resulting from the Agent’s gross negligence or wilful misconduct as determined by the final judgement of a court of competent jurisdiction.

     16.10 Other Business. The Agent may make loans to, and generally engage in any kind of business with any Credit Party as though the Agent were not the Agent hereunder. With respect to its loans made or renewed by it or loan obligations hereunder as Lender, the Agent shall have the same rights and powers, duties and liabilities under this Agreement as any Lender and may exercise the same as though it were not the Agent and the terms “Lender” and “Lenders” shall include the Agent in its individual capacity.

     16.11 Resignation by Agent. The Agent may resign as the Agent upon 30 days’ notice to the Lenders and such resignation shall be effective upon the earlier of (i) the appointment of a successor Agent, and (ii) the end of such 30 day period. If

5183878 v13

the Agent shall resign as Agent, then the Lenders shall appoint a successor Agent for the Lenders whereupon such successor Agent shall succeed to the rights, powers and duties of the Agent and the term “Agent” shall mean such successor agent effective upon its appointment, and the former Agent’s rights, powers and duties as Agent shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement. After any retiring Agent’s resignation hereunder as the Agent the provisions of this Section 16 shall enure to its benefit as to any actions taken or omitted to be taken by it while it was the Agent.

     16.12 Amendments; Consents.

     (a) Subject to Section 16.12(b) and Section 16.12(c), no amendment or waiver of any provision of any of the Loan Documents, nor consent to any departure by any Borrower or any other Person from such provisions, is effective unless in writing and approved by the Required Lenders. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given.

     (b) Only written amendments, waivers or consents signed by all the Lenders shall (i) increase the Line of Credit, (ii) reduce the principal or amount of, or interest on or with respect to, any Accommodation, (iii) reduce any fees in which the Lenders share under the Loan Documents, (iv) postpone any date fixed for any payment of principal of, or interest on, any Accommodation or any date fixed for payment of any fees in which the Lenders share under the Loan Documents, (v) change (y) the percentage of the Commitments, or (z) the number or percentage of Lenders required for the Lenders, or any of them, or the Agent to take any action, (vi) permit any release of, amendment to, or termination of any of the Security Documents (except as otherwise permitted in this Agreement), (vii) change the definition of Required Lenders, or (viii) amend this Section 16.12(b) .

     (c) Only written amendments, waivers or consents signed by the Agent in addition to the Required Lenders, shall affect the rights or duties of the Agent under the Loan Documents.

     (d) Subject to the provisions of this Section 16.12, in all other respects the Agent is authorized by each of the Lenders to take such actions or fail to take such actions under this Agreement as the Agent, in its reasonable discretion, deems to be advisable and in the best interest of the Lenders. Notwithstanding any provision to the contrary contained in this Agreement, subject to Section 16.12 and any direction of the Required Lenders as provided for in Section 11.2, the Agent is authorized to take such actions or fail to take such actions in connection with (a) the exercise of (i) any and all rights and remedies under this Agreement (including but not limited to the exercise of rights and remedies under Section 11.2 of this Agreement), and (ii) its discretion in determining compliance with the eligibility requirements of Eligible Accounts Receivable and/or Eligible Inventory and establishing reserves against

5183878 v13

Availability in connection therewith, (b) the release of Collateral, and/or (c) curing any ambiguity, defect or inconsistency in the terms of this Agreement; provided that the Agent, in its reasonable discretion, deems such to be advisable and in the best interests of the Lenders. In the event the Agent terminates this Agreement pursuant to the terms hereof, the Agent will cease making any Accommodations upon the effective date of termination except for any Accommodations which the Agent deems, in its sole discretion, are reasonably required to maintain, protect or realize upon the Collateral.

     (e) No failure on the part of the Agent or the Lenders to exercise, and no delay in exercising, any right under any of the Loan Documents shall operate as a waiver of such right; nor shall any single or partial exercise of any right under any of the Loan Documents preclude any other or further exercise of such right or the exercise of any other right.

     16.13 Purchase of Lender’s Interest. In the event that a Lender’s consent is required pursuant to the provisions of this Agreement and such Lender declines to give its consent, it is hereby mutually agreed that the Agent and/or any other Lender shall have the right (but not the obligation) to purchase such Lender’s share of the Revolving Line of Credit for the full amount thereof together with accrued interest thereon to the date of such purchase.

     16.14 Termination by Lender. Each Lender agrees that notwithstanding the provisions of Section 12 of this Agreement, any Lender may terminate its Commitment under this Agreement only as of the initial or any subsequent Renewal Date and then only by giving the Agent 120 days prior written notice thereof; Within 30 days after receipt of any such termination notice, the Agent shall, at its option, either (i) give notice of termination by such Lender to the Borrowers hereunder (in which case the Line of Credit shall thereafter be reduced by the amount of such Lender’s Commitment), or (ii) purchase, or arrange for the purchase of, the Lender’s Commitment for the full amount thereof plus accrued interest thereon. Termination of its Commitment under this Agreement by any of the Lenders as herein provided shall not affect the Lenders’ respective rights and obligations under this Agreement incurred prior to the effective date of termination as set forth in the preceding sentence.

     16.15 Returned Payments. If the Agent is required at any time to return to any Credit Party or to a trustee, receiver, liquidator, custodian or other similar official any portion of the payments made by such Credit Party to the Agent as result of a bankruptcy or similar proceeding with respect to such Credit Party, then each Lender shall, on demand of the Agent, forthwith return to the Agent its ratable share of any such payments made to such Lender by the Agent, together with its ratable share of interest and/or penalties, if any, payable by the Lenders. This provision shall be severable from and shall survive any termination of this Agreement.

5183878 v13

     16.16 Confidentiality. Subject to Section 14.2 hereof, the Lenders agree to maintain the confidentiality of any Information provided by the Borrowers to them, in the ordinary course of their business, provided that the foregoing confidentiality provision shall terminate 5 years after the termination date of this Agreement, and provided further that any such Lenders may disclose such Information (i) to each of their Affiliates, directors, officers, employees, agents and advisors, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent required by any regulatory authority or other Governmental Entity, court orders, applicable laws or regulations or by any subpoena or similar legal process, (iii) to any other party to this Agreement, (iv) in connection with the exercise of any remedies under any Loan Document or any suit, action or proceeding relating to any Loan Document or the enforcement of rights thereunder, (v) subject to an agreement containing provisions substantially the same as those of this Section, to (x) any actual or prospective assignee of or participant in any of its rights or obligations under this Agreement, or (y) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to any Borrower and its obligations, (vi) with the consent of the Borrowers, or (vii) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section, or (y) becomes available to the Agent or any Lender on a non-confidential basis from a source other than the Borrowers. For the purposes of this Section, “Information” means all information received from the Borrowers relating to a Credit Party or their respective business, other than any such information that is available to the Agent or any Lender on a non-confidential basis prior to disclosure by the Borrowers; provided that, in the case of information received from the Borrowers after the date hereof, such information is clearly identified as confidential in writing at the time of delivery. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

     16.17 Joint and Several Obligations. Notwithstanding any other provision contained in this Agreement or any other Loan Document, (i) except for the payment or prepayment of Obligations which are payments or prepayments of principal of debt or borrowed money, which Obligations are several Obligations of each Borrower, all Obligations of each Borrower under this Agreement and each Loan Document are joint and several Obligations; and (ii) if a “secured creditor” (as that term is defined under the Bankruptcy and Insolvency Act (Canada)) is determined by a court of competent jurisdiction not to include a Person to whom obligations are owed on a joint or joint and several basis, then the Obligations of each Borrower (and the Obligations of its Subsidiaries), to the extent such Obligations are secured only, shall be several obligations and not joint or joint and several obligations.

5183878 v13

     16.18 Amended and Restated Financing Agreement

      (a) This Agreement, effective as of the Closing Date, is an amendment and restatement of the Original Financing Agreement, it being acknowledged and agreed that as of the Closing Date, all obligations outstanding under or in connection with the Original Financing Agreement and any of the other Loan Documents (such obligations, collectively, the “Original Obligations”) constitute obligations under this Agreement. This Agreement is in no way intended to constitute a novation of the Original Financing Agreement or the Original Obligations. With respect to (i) any date or time period occurring and ending prior to the Closing Date, the Original Financing Agreement and the other Loan Documents shall govern the respective rights and obligations of any party or parties hereto also party thereto and shall for such purposes remain in full force and effect; and (ii) any date or time period occurring or ending on or after the Closing Date, the rights and obligations of the parties hereto shall be governed by this Agreement (including, without limitation, the exhibits and schedules hereto) and the other Loan Documents. From and after the Closing Date, any reference to the Original Financing Agreement in any of the other Loan Documents executed or issued by and/or delivered to any one or more parties hereto pursuant to or in connection therewith shall be deemed to be a reference to this Agreement, and the provisions of this Agreement shall prevail in the event of any conflict or inconsistency between such provisions and those of the Original Financing Agreement.

(b)	Without limiting the generality of Section 16.18(a), the parties agree that:

	(i)	all Original Obligations outstanding as at the Closing Date shall, as of the Closing Date, be deemed to be obligations outstanding hereunder and subject to the terms of this Agreement, and

	(ii)	each of the other Loan Documents (other than the Original Financing Agreement) is hereby ratified and confirmed in all respects and shall continue in full force and effect (except to the extent expressly superseded and replaced by another Loan Document), unamended, except that (A) any references therein to the Original Financing Agreement shall be deemed to refer to this Agreement, and (B) any security granted or guarantee given pursuant to or in connection with the Original Financing Agreement and the other Loan Documents (collectively, the “Original Security”) shall continue to secure or guarantee, as applicable, the obligations of the Borrowers arising pursuant to or in connection with this Agreement (including all such obligations arising initially pursuant to or in connection with the Original Financing Agreement and the other Loan Documents).

5183878 v13

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be effective, executed, accepted and delivered at Toronto, Ontario by their proper and duly authorized officers as of the date first set forth above.

TEMBEC INDUSTRIES INC. (as Borrower) By: Name: Title:
By: Name: Title:

SPRUCE FALLS INC. (as Borrower) By: Name: Title:
By: Name: Title:

5183878 v13

CIT BUSINESS CREDIT CANADA INC. (as Administrative Agent and Collateral Agent) By: Name: Title:
By: Name: Title:

CIT BUSINESS CREDIT CANADA INC. (as Lender) By: Name: Title:
By: Name: Title:

5183878 v13

EXHIBIT “A“

Form of Assignment and Transfer Agreement

Dated: __________ , 200___

     Reference is made to the amended and restated financing agreement dated _________________ , 2006 (as amended, modified, supplemented and in effect from time to time, the “Financing Agreement”), among Tembec Industries Inc. and Spruce Falls Inc., each a Canadian corporation (collectively, the “Companies”), the Lenders named therein, and CIT Business Credit Canada Inc., as Agent (the “Agent”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Financing Agreement. This Assignment and Transfer Agreement, between ____________ (herein the “Assignor”, as further defined and set forth on Schedule 1 hereto and made a part hereof) and  ______________________ (herein the “Assignee”, as further defined and set forth on Schedule 1 hereto and made a part hereof) is dated as of Effective Date (as set forth on Schedule 1 hereto and made a part hereof).

     1.     The Assignor hereby irrevocably sells and assigns to the Assignee without recourse to the Assignor, and the Assignee hereby irrevocably purchases and assumes from the Assignor without recourse to the Assignor, as of the Effective Date, an undivided interest (the “Assigned Interest”) in and to all the Assignor’s rights and obligations under the Financing Agreement, [and only those, financing facilities contained in the Financing Agreement as are set forth on Schedule 1 (collectively, the “Assigned Facilities” and individually, an “Assigned Facility”), in a principal amount for each Assigned Facility as set forth on Schedule 1,] and all right, title and interest of the Assignor in and to the Loan Documents relating thereto.

     2.     The Assignor (i) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Financing Agreement or any other instrument, document or agreement executed in conjunction therewith (collectively the “Ancillary Documents”) or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Financing Agreement, any Collateral thereunder or any of the Ancillary Documents furnished pursuant thereto, other than that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim and (ii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Company or any guarantor or the performance or observance by any Company or any guarantor of any of its respective obligations under the Financing Agreement or any of the Ancillary Documents furnished pursuant thereto.

     3.     The Assignee (i) represents and warrants that it is legally authorized to enter into this Assignment and Transfer Agreement; (ii) confirms that it has received

5183878 v13

a copy of the Financing Agreement, together with the copies of the most recent financial statements of the Companies, and such other documents and information as it has deemed appropriate to make its own credit analysis; (iii) agrees that it will, independently and without reliance upon the Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Financing Agreement; (iv) appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Financing Agreement as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto; and (v) agrees that it will be bound by the provisions of the Financing Agreement and will perform in accordance with its terms all the obligations which by the terms of the Financing Agreement are required to be performed by it as Lender.

     4. Following the execution of this Assignment and Transfer Agreement, such agreement will be delivered to the Agent for acceptance by it and the Companies, effective as of the Effective Date.

     5. Upon such acceptance, from and after the Effective Date, the Agent shall make all payments in respect of the assigned interest (including payments of principal, interest, fees and other amounts) to the Assignee, whether such amounts have accrued prior to the Effective Date or accrue subsequent to the Effective Date; provided, however, that in respect of the Letter of Credit Fee, the Assignee acknowledges and agrees that such fee shall be shared on a pro rata portion after the deduction for fees owing to the Issuing Bank, which, at the date of the Financing Agreement, is an amount equal to XXXX per annum, payable monthly, on the face amount of each Letter of Credit issued and outstanding. The Assignor and Assignee shall make all appropriate adjustments in payments for periods prior to the Effective Date made by the Agent or with respect to the making of this assignment directly between themselves.

     6. From and after the Effective Date, (i) the Assignee shall be a party to the Financing Agreement and, to the extent provided in this Assignment and Transfer Agreement, have the rights and obligations of a Lender thereunder, and (ii) the Assignor shall, to the extent provided in this Assignment and Transfer Agreement, relinquish its rights and be released from its obligations under the Financing Agreement.

     7. This Assignment and Transfer Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

5183878 v13

     IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Acceptance to be executed by their respective duly authorized officers.

Accepted:

CIT BUSINESS CREDIT CANADA INC., As Lender and Agent for Other Lenders By: ___________________________________________________ Title:___________________________________________________
[NAME OF ASSIGNOR], As Assignor By: ___________________________________________________ Title:___________________________________________________
[NAME OF ASSIGNOR], As Assignee By: ___________________________________________________ Title:___________________________________________________
TEMBEC INDUSTRIES INC. By: ___________________________________________________ Title:___________________________________________________
SPRUCE FALLS INC. By: ___________________________________________________

5183878 v13

Title:___________________________________________________

5183878 v13

Schedule 1 to Assignment and Transfer Agreement

Name of Assignor:

Name of Assignee:

Effective Date of Assignment:

Assigned Facilities	Principal Amount (or, with	Percentage Assigned of Each
	respect to Letters of Credit	Facility (Shown as a
	face amount) Assigned	percentage of aggregate
original principal amount
[or, with respect to Letters of
Credit, face amount] of all
Lenders

Revolving Loans	$ ______________________	______%
Letter of Credit participation
interest	$ ______________________	______%
Total:	$ ______________________ ______________________

5183878 v13

EXHIBIT “B“
Form of Borrowing Base Certificate for Tembec Industries Inc.

CIT BUSINESS CREDIT CANADA INC.	REPORT#: BBC-1
Date: _________________
Borrowing Base Certificate	Exchange Rate: ________________
Tembec Industries Inc. (the “Company”)
Client #1143
PART ONE – FINANCING AGREEMENT
INVENTORY –	Non-Insured A/R –	Insured A/R –	TOTAL A/R in CAD
CAD	CAD	CAD
0-Jan	0-Jan	0-Jan
1.	TOTAL COLLATERAL (line 8 of previous report)	*

2.	GROSS SALES (per attached	(+)	$-
report)……………………

3.	CREDIT MEMOS (per attached	(-)	$-
report)………………….

4.	INVENTORY CHANGE (per attached	(+/-)	$-	$-	$-
report)………….

5.	(+/-) MISC. ADJUSTMENTS (back-up	(+/-)	$-
attached)……….

6.	NET COLLECTIONS (per attached	(-)	$-
report)……………

7.	DISCOUNTS ALLOWED (per attached	(-)	$-
report)………

8.	A. TOTAL COLLATERAL per this report	$-	$-
……………

9.	A. MONTHLY	$-	$-	$-	$-
INELIGIBLES…………………………….

B. DILUTION RESERVE @	$-	$-	$-
1%………………………..…

C. TOTAL	$-	$-	$-	$-
INELIGIBLES…………………………………

10.	TOTAL ELIGIBLE COLLATERAL (line 8 minus 9c)	$-	$-	$-	$-

A. Of which – Raw Material and Finished Goods =	$-
B.	- WIP	=
11.	MAXIMUM AVAILABLE (Revolving Limit)
A. Non-Insured Accounts Receivable at 85% of Line	85%	$-	$-
10

B. Insured Accounts Receivable at 90% of Line 10	90%	$-	$-

C. Raw Material & Finished Goods at 60% of Line 10	60%	$-	$-
A.
D. 46% of the aggregate book value of Eligible	$-	$-
Inventory consisting of WIP Inventory

12.	BORROWING BASE BEFORE AVAILABILITY	$-
RESERVES

13.	TOTAL AVAILABILITY RESERVES	$-

14.	BORROWING BASE (line 12 minus line 13)	$-
CAD	USD	TOTAL CAD

15.	LOAN BALANCE (Previous Report dated)	$-	$-

16.	ADVANCES……………………………………….	(+)	$-	$-	$-

17.	CHARGES OR CREDITS…………………………	(+)	$-	$-

18.	NET COLLECTIONS……………………	(-)	$-	$-

19.	A. REVOLVER LOAN BALANCE per this report	$-	$-	$-

20.	LETTERS OF CREDIT	$-

21.	SUNDRY CREDIT FACILITIES

22.	TOTAL LINE UTILIZATION (line 19, 20, and 21)		$-
23.	Borrowing Base (line 14)		$-
24.	Line Utilization (line 22)		$-
24.	Availability Block at all times ($25 million)

25.	GROSS AVAILABILITY		$-
26.	Covenant Block ($10 million)		$-

27.	LINE AVAILABILITY (MAX $250 million)		$-

** If Line 25 is less than or equal to $35,000,000 – performance covenants will be tested.
** If Line 25 is less than zero, the client is in default.

PART TWO: COMPLIANCE WITH THE TRUST INDENTURES
**All capitalized terms used in this Part Two of this borrowing base certificate have the meanings set forth in the Trust Indentures (as defined in the Agreement).
1.	Aggregate principal amount of Debt, including,	$
without limitation, Debt in connection with any
guarantee granted by the Company, under one or
more Working Capital Facilities or similar
arrangements calculated as of _________________
2.	Borrowing Base of the Company and its	$
Subsidiaries calculated as of _________________

3.	Total threshold (line 2 plus U.S.$100 million or its	$
equivalent in Canadian dollars, provided that such

U.S.$100 million shall not be secured by a Lien on
any asset of the Company or its subsidiaries other
than Inventory or Receivables of the Company and
its Subsidiaries).

Pursuant to, and in accordance with, the terms and provisions of that certain Amended and Restated Financing Agreement (“Agreement”), between CIT Business Credit Canada Inc. (“Agent”) as lender and Tembec Industries Inc. and Spruce Falls Inc., as borrowers, Tembec Industries Inc. is executing and delivering to Agent this Collateral Report accompanied by supporting data (collectively referred to as “Report”). Tembec Industries Inc. warrants and represents to Agent that this report is true, correct, and based on information contained in Tembec Industries Inc.’s own financial accounting records. Tembec Industries Inc., by the executing of this Report, hereby ratifies, confirms and affirms as to the terms, conditions, and provisions of the Agreement, and further certifies on this ______ day of  ____________, 200__, that Tembec Industries Inc. is in compliance with said Agreement.

AUTHORIZED SIGNATURE ____________________________________________________

*NOTE: Opening AR balance will not match closing balance from previous month due to a difference in exchange rates used.

5183878 v13

EXHIBIT “B“
Form of Borrowing Base Certificate for Spruce Falls Inc.

CIT BUSINESS CREDIT CANADA INC.	REPORT#: BBC-1
Date: _________________
Borrowing Base Certificate	Exchange Rate: _________________
Spruce Falls Inc. (the “Company”)
Client #
INVENTORY –	Non-Insured A/R –	Insured A/R –	TOTAL A/R in CAD
CAD	CAD	CAD
0-Jan	0-Jan	0-Jan
1.	TOTAL COLLATERAL (line 8 of previous report)	*

2.	GROSS SALES (per attached	(+)	$-
report)……………………

3.	CREDIT MEMOS (per attached	(-)	$-
report)………………….

4.	INVENTORY CHANGE (per attached	(+/-)	$-	$-	$-
report)………….

5.	(+/-) MISC. ADJUSTMENTS (back-up	(+/-)	$-
attached)……….

6.	NET COLLECTIONS (per attached	(-)	$-
report)……………

7.	DISCOUNTS ALLOWED (per attached	(-)	$-
report)………

8.	A. TOTAL COLLATERAL per this report	$-	$-
……………

9.	A. MONTHLY	$-	$-	$-	$-
INELIGIBLES…………………………….

B. DILUTION RESERVE @	$-	$-	$-
1%………………………..…

C. TOTAL	$-	$-	$-	$-
INELIGIBLES…………………………………

10.	TOTAL ELIGIBLE COLLATERAL (line 8 minus 9c)	$-	$-	$-	$-

A. Of which – Raw Material and Finished Goods =	$-
B.	- WIP	=
11.	MAXIMUM AVAILABLE (Revolving Limit)
A. Non-Insured Accounts Receivable at 85% of Line	85%	$-	$-
10

B. Insured Accounts Receivable at 90% of Line 10	90%	$-	$-

C. Raw Material & Finished Goods at 60% of Line 10	60%	$-	$-
A.
D. 46% of the aggregate book value of Eligible	$-	$-
Inventory consisting of WIP Inventory

12.	BORROWING BASE BEFORE AVAILABILITY	$-
RESERVES

13.	TOTAL AVAILABILITY RESERVES	$-

14.	BORROWING BASE (line 12 minus line 13)	$-
CAD	USD	TOTAL CAD

15.	LOAN BALANCE (Previous Report dated)	$-	$-

16.	ADVANCES……………………………………….	(+)	$-	$-	$-

17.	CHARGES OR CREDITS…………………………	(+)	$-	$-

18.	NET COLLECTIONS……………………	(-)	$-	$-

19.	A. REVOLVER LOAN BALANCE per this report	$-	$-	$-

20.	LETTERS OF CREDIT	$-

21.	SUNDRY CREDIT FACILITIES

22.	TOTAL LINE UTILIZATION (line 19, 20, and 21)	$-

23.	Borrowing Base (line 14)		$-
24.	Line Utilization (line 22)		$-
24.	Availability Block at all times ($25 million)

25.	GROSS AVAILABILITY		$-
26.	Covenant Block ($10 million)		$-

27.	LINE AVAILABILITY (MAX $250 million)		$-

** If Line 25 is less than or equal to $35,000,000 – performance covenants will be tested.
** If Line 25 is less than zero, the client is in default.

PART TWO: COMPLIANCE WITH THE TRUST INDENTURES
**All capitalized terms used in this Part Two of this borrowing base certificate have the meanings set forth in the Trust Indentures (as defined in the Agreement).
1.	Aggregate principal amount of Debt, including,	$
without limitation, Debt in connection with any

guarantee granted by the Company, under Working
Capital Facilities or similar arrangements
calculated as of _________________

2.	Borrowing Base of the Company calculated as of _________	$

Pursuant to, and in accordance with, the terms and provisions of that certain Amended and Restated Financing Agreement (“Agreement”), between CIT Business Credit Canada Inc. (“Agent”) as lender and Tembec Industries Inc. and Spruce Falls Inc., as borrowers, Spruce Falls Inc. is executing and delivering to Agent this Collateral Report accompanied by supporting data (collectively referred to as “Report”). Spruce Falls Inc. warrants and represents to Agent that this report is true, correct, and based on information contained in Spruce Falls Inc.’s own financial accounting records. Spruce Falls Inc., by the executing of this Report, hereby ratifies, confirms and affirms as to the terms, conditions, and provisions of the Agreement, and further certifies on this ______ day of  ____________, 200__, that Spruce Falls Inc. is in compliance with said Agreement.

AUTHORIZED SIGNATURE ____________________________________________________

*NOTE: Opening AR balance will not match closing balance from previous month due to a difference in exchange rates used.

5183878 v13

EXHIBIT “C”
Form of Notice of Borrowing

_________________ , 200___

CIT BUSINESS CREDIT CANADA INC.,
207 Queens Quay West, Suite 700
Toronto, Ontario, M5J 1A7

Attention:     Collateral Analyst

BORROWING NOTICE – [NAME OF BORROWER]

Gentlemen:

We refer to the amended and restated financing agreement dated , 2006 (the "Financing Agreement") among Tembec Industries Inc., Spruce Falls Inc., CIT Business Credit Canada Inc. (in its capacity as agent, the “Agent”), CIT Business Credit Canada Inc., and any other party which may from time to time become a lender thereunder (collectively, the “Lenders”).

We hereby instruct and authorize the Agent to make advances to our disbursement account(s), subject to and in accordance with the terms and provisions of the Financing Agreement to the account numbers specified below and to charge our Revolving Loan Account (as defined in the Financing Agreement) with each such advance(s).

[Name of Borrower] (the “Company”) hereby requests an advance (the “Advance”) be made under the Revolving Line of Credit as follows:

(A)	the Borrowing Amount :
	Prime Rate Loan:	_________________
	BA Equivalent Loan:	_________________	Term to Maturity * ___________
	US Base Rate Loan:	_________________
	Libor Loan:	_________________	Term to Maturity* ___________
	Letter of Credit/Indemnity**:	_________________

*	The term to maturity for BA Rate loans and LIBOR loans shall be for a period of one (1) month, two (2) months or three (3) months.
**	Attach a copy of the Issuing Bank’s Letter of Credit Application/Indemnity Request duly completed by the Company.

 5183878 v13

(B)	the Borrowing Date/ Settlement Date: _________________________

Notice requirements as stated in the Financing Agreement are:

	(a)	10:00 am Toronto time for Prime Rate Loans and US Base Rate Loans for amounts less than $20 million.

	(b)	10:00 am Toronto time two (2) Business Day in advance for Prime Rate or US Base Rate Loans in the amount of $20 million or more.

	(c)	10:00 am Toronto time two (2) Business Days in advance for BA Equivalent Loans.

	(d)	10:00 am Toronto time three (3) Business Days in advance for LIBOR Loans.

Proceeds of the Advance are to be directed as follows:

Bank Name:	_________________________

Account Name:	[Name of Borrower]

Transit #:	_________

Account Number:	CAD#_____________

USD#_____________

     The Company hereby acknowledges that the Agent will make payments strictly on the basis of the account number furnished herein even if such account number identifies a party other than the name of the account listed above. In the event the above account number is incorrect, we hereby agree to be fully liable for any and all losses, costs, and expenses arising therefrom.

The Company hereby confirms as follows:

·	Each of the representations and warranties made by the Company in or pursuant to the Financing Agreement and the other Loan Documents are true and correct in all material respects on and as of the date hereof as if made on and as of such date, except as the Company and the Agent have otherwise agreed herein or in a separate writing.

·	No Default or Event of Default has occurred and is continuing on the date hereof or will occur after the making of the Advance(s) requested hereunder.

5183878 v13

·	Except as may have been otherwise agreed to from time to time by the Agent and the Company in writing, after making the Advance(s) requested to be made by the Company hereunder, the aggregate outstanding balance of Revolving Loans, outstanding Letters of Credit and Sundry Credit Facility Exposure owing by or of (i) the Borrowers, will not exceed the lesser of the Revolving Line of Credit and the Combined Borrowing Base, and (ii) each Borrower (a) shall not exceed the lesser of (A) the Revolving Line of Credit minus the aggregate outstanding amount of Revolving Loans that have been made to the other Borrower; and (B) the Tembec Borrowing Base, in the case of Accommodations made available to Tembec Industries, and the Spruce Falls Borrowing Base, in the case of Accommodations made available to Spruce Falls, as the case may be, and (b) in its capacity both as a Borrower and as a Guarantor, will be in compliance in all respects with the provisions of the Trust Indentures with respect to the Incurrence of Debt (as such capitalized terms are defined in the Trust Indentures) and the incurrence and existence of Liens (as defined in the Trust Indentures) on its property and assets in each case, by such Borrower.

DATED this ______ day of __________________, 200___

Yours truly, [NAME OF BORROWER] By: ____________________________________ Name: ____________________________________ Title: ____________________________________

5183878 v13

EXHIBIT “D”
Form of Officer’s Certificate

TO: CIT Business Credit Canada Inc., as lender and as agent for other lenders

     The undersigned, [TITLE], of [NAME OF BORROWER] (the “Company”), pursuant to Section 7.2(l) of the amended and restated financing agreement dated  ·, 2006, among Tembec Industries Inc. and Spruce Falls Inc., as borrowers, CIT Business Credit Canada Inc. as administrative agent (in such capacity, the “Agent”), CIT Business Credit Canada Inc., and any other party which may become a lender thereunder (collectively, the “Lenders”) (the “Financing Agreement”), DOES HEREBY CERTIFY in his capacity as an authorized signing officer of the Company and not in his personal capacity that:

1.	The financial statements attached hereto fairly and accurately represent the Company’s consolidated or unconsolidated, as the case may be, financial condition at the end of the particular accounting period set out in such financial statements, as well as the Company’s operating results during such accounting period, subject to year-end audit adjustments, all calculated in accordance with GAAP; and

2.	During the accounting period set out in such financial statements:

	(a)	there has been no Default or Event of Default under this Financing Agreement, [Note to Draft: provided however, that if any such officer has knowledge that any such Default or Event of Default has occurred during such period, the existence of and a detailed description of same shall be set forth in this paragraph];

	(b)	the Company has not received any notice of cancellation with respect to any of its insurance policies which it is required to maintain or is contemplated pursuant hereto; and

	(c)	the Company is not aware of the existence of any facts and has not received any notice which, in either case, could result in a Material Adverse Effect (as defined in the Financing Agreement).

                   IN WITNESS WHEREOF, the undersigned  has  executed  this  Officer’s  Certificate on behalf of the Company as of the ____ day of _____________, 200___.

5183878 v13

____________________________________ Name: · Title: ·

5183878 v13

SCHEDULE “A” Lenders’ Commitment

Lender	Commitment	Pro-rata proportion

CIT Business Credit Canada	$250,000,000	100%
Inc.

5183878 v13

     SCHEDULE “B”
Restricted Subsidiaries

Nil

5183878 v13

SCHEDULE 2.1(c)
Permitted Liens

SCHEDULE 7.1(h)
Litigation

SCHEDULE 7.1(o)
Collateral Information

SCHEDULE 7.1(s)
Material Agreements

SCHEDULE 7.1(t)
Ownership Interest

     SCHEDULE 7.1(v)
Collective Bargaining Agreements

     SCHEDULE 7.1(w)
Pension and Benefit Plans

SCHEDULE 7.1(z)
Leases

5183878 v13